  AS SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 24, 1997


                                                      REGISTRATION NO. 333-18121
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                      ------------------------------------


                               AMENDMENT NO. 4 to

                                    FORM S-1
                          Registration Statement Under
                           The Securities Act of 1933
                      ------------------------------------
                             EURONET SERVICES INC.
             (Exact Name of Registrant as Specified in its Charter)

            DELAWARE                              6099                             74-2806888
(State or Other Jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)             Identification No.)

                                ZSIGMOND TER 10
                                H-1023 Budapest
                                    Hungary
                                011-361-335-1224
   (Address and telephone number of Registrant's principal executive offices)

                             CT CORPORATION SYSTEM
                                 1633 Broadway
                            New York, New York 10019
                                 (212) 664-7666
           (Name, address and telephone number of agent for service)
                      ------------------------------------
                                   COPIES TO:

               JAMES M. BARTOS, ESQ.                               CARTER STRONG, ESQ.
                Shearman & Sterling                         Arent Fox Kintner Plotkin & Kahn
                  199 Bishopsgate                             1050 Connecticut Avenue, N.W.
              London EC2M 3TY England                            Washington, D.C. 20036

                      ------------------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                      ------------------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS


                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1997

                                      LOGO

                                5,300,000 SHARES

                                  COMMON STOCK
                            ------------------------

     Of the shares (the "Shares") of Common Stock (the "Common Stock") being offered in the Offering, 3,038,650 shares are being offered by Euronet Services Inc. ("Euronet" or the "Company") and 2,261,350 Shares are being offered by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders". The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. A portion of the Shares offered hereby are being offered outside the United States.

     Prior to the Offering, there has been no public market for the Shares. It is currently expected that the initial public offering price per share in the Offering will be between $12 and $14. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE
    "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS
                         ASSOCIATED WITH THE OFFERING.
                            ------------------------


The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "EEFT".

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                            ------------------------

                                                                                    PROCEEDS TO
                                INITIAL PUBLIC   UNDERWRITING       PROCEEDS TO     THE SELLING
                                OFFERING PRICE    DISCOUNT(1)     THE COMPANY(2)   SHAREHOLDERS(2)
                                -------------- ----------------- ----------------- --------------
Per share...................... $              $                 $                 $
Total(3)....................... $              $                 $                 $

---------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters (as defined in "Underwriting") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $        , of which $        and
    $        are payable by the Company and the Selling Shareholders,
    respectively, in connection with the Offering. See "Underwriting".

(3) The Company has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase, or procure purchasers for, up to an additional 795,000 Shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to
    the Company will be $        , $        and $        , respectively. See
    "Underwriting".
                            ------------------------

     The Shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Shares offered hereby will be made at the offices of ING Baring (U.S.)
Securities, Inc., on or about           , 1997.
                            ------------------------


                              GLOBAL CO-ORDINATOR


                                  ING BARINGS

                            ------------------------


                                 U.S. OFFERING



ING BARINGS


                ARNHOLD AND S. BLEICHROEDER, INC.


                                           NOMURA SECURITIES INTERNATIONAL, INC.



                             INTERNATIONAL OFFERING



ING BARINGS


                            CREDIT SUISSE FIRST BOSTON

                                                            NOMURA INTERNATIONAL

                The date of this Prospectus is           , 1997

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     No action has been or will be taken in any jurisdiction by the Company, the Selling Shareholders or by any Underwriter that would permit a public offering of the Shares or possession or distribution of a prospectus in any jurisdiction where action for that purpose is required other than in the United States. Persons into whose possession this Prospectus comes are advised by the Company, the Selling Shareholders and the Underwriters to inform themselves about, and to observe any restrictions as to, the offering of the Shares and the distribution of this Prospectus.

     Offers and sales of shares of Common Stock outside the United States are being made pursuant to Regulation S and such shares are not being registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") for the purpose of sales outside the United States. A registration statement under the Securities Act is in effect for offers and sales in the United States of shares of Common Stock that were initially offered or sold outside the United States.
                            ------------------------

     The Euronet logo is a trademark of the Company. Except as otherwise specified, all information in this Prospectus assumes that the Underwriter's over-allotment option is not exercised.
                            ------------------------

     Unless the context otherwise indicates, references herein to Euronet or the Company include Euronet Services Inc. and its subsidiaries and their respective predecessor companies. References to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company has filed with the U.S. Securities and Exchange Commission (the "Commission") a registration statement (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act, with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement.

     As a result of the Offering, the Company will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, will file reports and other information with the Commission. The Registration Statement, including the exhibits and schedules thereto, and reports and other information filed by the Company with the Commission can be inspected without charge and copied, upon payment of prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material and any part thereof will also be available by mail from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and via the Commission's address on the World Wide Web at http://www.sec.gov.
                            ------------------------

     IN CONNECTION WITH THE OFFERING, ING BARING (U.S.) SECURITIES INC. AND ITS AFFILIATES, ON BEHALF OF THE UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements appearing elsewhere in this Prospectus. Except as otherwise indicated herein, all information in this Prospectus has been adjusted to give effect to the reorganization of the Company, which is subject to and effective upon the execution of the underwriting agreement to be executed in connection with the Offering, pursuant to which (i) 10,296,076 shares of Common Stock will be issued to the shareholders of Euronet Holding N.V. in exchange for all of the Common Shares of Euronet Holding N.V., (ii) options to acquire 3,113,355 shares of Common Stock will be granted to the holders of options to acquire 3,113,355 Common Shares of Euronet Holding N.V. in exchange for all of such options and (iii) awards with respect to 800,520 shares of Common Stock will be issued to the holders of awards with respect to 800,520 preferred shares of Euronet Holding N.V. in exchange for all such awards (the "Reorganization"). Euronet Holding N.V. will be dissolved following the Reorganization. See "Certain Transactions."

                                  THE COMPANY


     Euronet operates the only independent, non-bank owned automatic teller machine ("ATM") network in Central Europe, as a service provider to banks and other financial institutions. The Company was established in 1994, commenced operations in June 1995 and as of December 31, 1996 operated a network of 166 state-of-the-art ATMs, 131 of which are located in Hungary and 35 of which are located in Poland. Through agreements and relationships with local banks and international card issuers and ATM networks such as American Express, VISA, Plus, Mastercard, Europay and Cirrus (together "International Card Organizations") Euronet's ATMs are able to process ATM transactions for holders of credit and debit cards issued by or bearing the logo of such banks and International Card Organizations. The Company receives a fee from the card issuing banks or International Card Organizations for all ATM transactions processed on its ATMs. The Company also offers outsourced ATM management services to local banks that own proprietary ATM networks for which the Company also receives fees on a per transaction basis as well as a monthly basis. For the period from June 22, 1994 (inception) to December 31, 1996, the Company had an aggregate net loss of $9.7 million (including a one-time non-cash expense of $4.2 million recorded in 1996). The Company expects to continue to generate losses from operating activities while it concentrates on the expansion of its ATM network business.


     The Company believes that the services it provides permit it to capitalize on the trends developing in the Central European banking market and other banking markets. Bank account usage and credit and debit card issuance are increasing in Central Europe as the demand for banking services continues to grow in the region. Connecting to the Company's ATM network enables banks to offer their customers the convenience of cash withdrawal and balance inquiry services in numerous off-site locations without incurring additional branch operational costs such as personnel costs. In addition, the Company believes that the services it offers are attractive to domestic banks in the increasingly competitive banking market in Central Europe because such banks can generally connect to Euronet's network with less labor and expense than building their own networks. In addition, banks can outsource the management of their proprietary ATM networks to the Company. These services allow banks to provide ATM access to their customers, expanding the range of banking services they offer. "Western" banks entering the Central European market are already accustomed to the concept of shared ATM networks and have begun to connect to Euronet's ATM network.

     As of December 31, 1996, Euronet's ATMs accepted approximately 99% of the credit and debit cards issued in Hungary and approximately 25% of the credit and debit cards issued in Poland. In addition, all major international credit and debit cards, including those bearing the VISA, Plus, Europay, Mastercard and Cirrus logos and American Express cards, may be used at Euronet's ATMs located in Hungary and all VISA, Plus and American Express cards may be used at Euronet's ATMs located in Poland. The Company has entered into an agreement to accept all credit and debit cards bearing the Europay, Mastercard and Cirrus logos at its ATMs in Poland expected to be implemented in the first half of 1997.

     The Company's strategy, for the short term, is to become the leading low-cost ATM service provider in Central Europe meeting western standards of reliability and customer service and, for the medium term, to become a leading provider of a broader range of electronic fund transfer services in the region. The key elements of Euronet's strategy are to expand its ATM network in Hungary, Poland, Germany and other markets; continue to form strategic relationships with banks and International Card Organizations; expand the range of services offered beyond the basic cash withdrawal function, such as point of sale authorization and bill paying; and expand ATM network management services.

     There can be no assurance that the Company will be able to implement its strategy successfully. The Company's ability to implement its strategy and achieve its goals will depend on various factors including the increased demand for ATM services and increased issuance of credit and debit cards in the Company's current target markets, the ability to locate appropriate sites and obtain necessary approvals for the installation of ATMs, the ability to install and operate ATMs in an efficient and timely manner, the expansion of the Company's business into new countries as currently planned, entering into additional Acceptance Agreements with banks, the ability to obtain sufficient numbers of ATMs on a timely basis and the availability of financing for such expansion and competition from other ATM networks.

     The Company's principal executive offices are located at Zsigmond ter 10, H-1023 Budapest, Hungary, and its telephone number at such address is 011-361-335-1224.

                                  THE OFFERING

TOTAL SHARES OFFERED IN THE
  OFFERING(1)..............  5,300,000 Shares

SHARES TO BE OFFERED BY THE
  COMPANY..................  3,038,650 Shares

SHARES TO BE OFFERED BY THE
  SELLING SHAREHOLDERS.....  2,261,350 Shares

SHARES TO BE OUTSTANDING
AFTER THE OFFERING(1)(2)...  14,440,068 Shares

OVER-ALLOTMENT OPTION......  In connection with the Offering, the Company will grant to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to 795,000 additional Shares, solely to cover over-allotments, if any, at the initial public offering price. See "Underwriting."

USE OF PROCEEDS............  Assuming an offering price of $13 per Share (the midpoint of the range on the cover page of this Prospectus) and no exercise of the over-allotment option granted to the Underwriters, the net proceeds to the Company and the Selling Shareholders from the Offering, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $36 million and $28 million, respectively. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. Approximately $30 million to $33 million of the proceeds to the Company will be used to implement the Company's strategy of expanding its independent ATM network in Hungary, Poland, Germany and other markets. The remainder of the net proceeds to be received by the Company (approximately $3 million to $7 million) will be used for general corporate purposes, including possible acquisitions and joint ventures consistent with its strategic goals. See "Use of Proceeds."

DIVIDENDS..................  The Company currently intends to retain all future earnings, if any, to fund the development and growth of its business. Consequently, the Company does not anticipate paying dividends on the Shares in the foreseeable future. See "Dividend Policy."


PROPOSED LISTING...........  The Shares have been approved for listing on the
                             Nasdaq National Market under the symbol "EEFT."

---------------

(1) Does not include up to 795,000 shares of Common Stock that may be offered pursuant to the exercise by the Underwriters of the over-allotment option granted by the Company to the Underwriters. See "Underwriting."

(2) Does not include 2,808,533 shares of Common Stock reserved for issuance under the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below with respect to the Company's statement of operations data for the period from June 22, 1994 (inception) to December 31, 1994 and the years ended December 31, 1995 and 1996 and with respect to the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from, and are qualified by reference to, the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus (the "Consolidated Financial Statements"), prepared in accordance with U.S. GAAP, which have been audited by KPMG Polska Sp. z o.o., independent public accountants. The Company believes that the period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.


                                                                                     PERIOD FROM
                                                                                       JUNE 22,
                                                                                         1994
                                                            YEAR ENDED DECEMBER      (INCEPTION)
                                                                    31,                   TO
                                                           ----------------------    DECEMBER 31,
                                                              1996         1995          1994
                                                           ----------     -------    ------------
                                                               (IN THOUSANDS EXCEPT SHARE AND PER
                                                                                      SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues..............................................   $    1,261     $    62      $     --
  Loss before income taxes..............................       (7,899)     (2,089)         (228)
  Net loss..............................................       (7,576)(1)  (1,941)         (228)
  Pro forma net loss per share..........................        (0.55)
  Pro forma number of shares outstanding(2).............   13,823,775


---------------

(1) Includes a one-time non-cash share compensation expense of $4,172,000 relating to certain employee and management options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.
(2) See Note 2(k) to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for an explanation of the pro forma number of shares outstanding used in determining pro forma net loss per share.


                                                                        AS OF DECEMBER 31,
                                                                ----------------------------------
                                                                    1996          1995       1994
                                                                -------------    ------     ------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................       $ 2,541       $  411     $2,036
  Working capital...........................................         1,297          526      2,071
  Total assets..............................................        11,934        4,519      2,527
  Capital lease obligations, less current portion...........         3,834        1,119         --
  Total shareholders' equity................................         5,136        2,097      2,422

                                  RISK FACTORS

     The Shares involve a high degree of risk. Accordingly, prospective purchasers of shares of Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, the risks described below, prior to making any investment decision.

LIMITED OPERATING HISTORY; HISTORY OF AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW


     The Company has had a limited operating history. For the period from June 22, 1994 (inception) to December 31, 1994 and the years ended December 31, 1995 and 1996, the Company had net losses of approximately $228,000, $1.9 million and $7.6 million, respectively, resulting in an aggregate net loss of $9.7 million as of December 31, 1996. (The 1996 net loss includes a one-time non-cash stock compensation expense of approximately $4.2 million relating to certain employee and management options.) The Company expects to continue to generate losses from operating activities while it concentrates on the expansion of its ATM network business. As a result of the Company's strategy of continuing expansion and increasing its market share, the Company's net losses are expected to increase over the near term. There can be no assurance that the Company will achieve or sustain profitability or generate significant revenues in the future or have sufficient resources at any time to pay cash dividends on the Shares. See "Consolidated Financial Statements" including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SIGNIFICANT CAPITAL REQUIREMENTS

     The development and expansion of the Company's ATM network and its ATM management services operations in Hungary, Poland, Germany and other markets, and the resulting operating losses will require substantial additional cash from outside sources. The Company anticipates that its substantial cash requirements will continue into the foreseeable future. Based on the Company's plans with respect to the installation of ATMs and the provision of ATM management services in Hungary, Poland, Germany and other markets in the near to medium term, and the Company's requirements with respect to related infrastructure and operational costs, management believes the net proceeds from the Offering and funds expected to be available through financing arrangements will provide sufficient funds necessary for the Company to expand its business as currently planned. There can be no assurance, however, that additional financing will not be required or will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects and the value of the Shares and limit the Company's ability to pay cash dividends on the Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS RELATED TO RAPID EXPANSION OF BUSINESS

     The continued rapid expansion and development of the Company's business will depend on various factors including the increasing demand for ATM services in the Company's current target markets, the ability to locate appropriate sites and obtain necessary approvals for the installation of ATMs, the ability to install ATMs in an efficient and timely manner, the expansion of the Company's business into new countries as currently planned, entering into additional card acceptance agreements with banks, the ability to obtain sufficient numbers of ATMs on a timely basis and the availability of financing for such expansion. In addition, such expansion may involve acquisitions which, if made, could divert the resources and management time of the Company and require integration with the Company's existing networks and services. The Company's ability to manage effectively its rapid expansion will require it to continue to implement and improve its operating, financial and accounting systems and to expand, train and manage its employee base. The inability to manage effectively its planned expansion could have a material adverse effect on the Company's business, growth, financial condition and results of operations. See "Business -- Strategy."

DEPENDENCE ON RELATIONSHIPS WITH BANKS AND INTERNATIONAL CARD ORGANIZATIONS

     The Company's future growth depends on its ability to sign card acceptance agreements with banks and International Card Organizations which allow the Company's ATMs to accept credit and debit cards issued by such banks and International Card Organizations as well as the renewal of such card acceptance agreements, which generally provide for a two to five year term. The Company's card acceptance agreements with banks generally include renewal clauses, but provide that either party may elect not to renew an agreement upon completion of its term. Banks may elect not to renew contracts for reasons unrelated to the Company and its performance. There can be no assurance that the Company will be able to continue to sign or maintain such agreements on terms and conditions acceptable to the Company or that International Card Organizations will continue to permit Euronet's ATMs to accept their credit and debit cards. The inability to continue to sign or maintain such agreements or to continue to accept the credit and debit cards of local banks and International Card Organizations at its ATMs in the future could have a material adverse effect on the Company's business, growth, financial condition and results of operations. See "Business -- Agreements with Card Issuers and International Card Organizations."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent upon the services of certain of its executive officers for the management of the Company and the implementation of its strategy. Euronet's strategy and its implementation depend in large part on the founders of the Company, in particular Michael Brown and Daniel Henry, and their continued involvement in the Company in the future. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in Central Europe is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain the required personnel. Although the Company's officers and certain of its key personnel have entered into service or employment agreements containing non-competition, non-disclosure and non-solicitation covenants and providing for the granting of incentive stock options with long-term vesting requirements, these contracts do not guarantee that these individuals will continue their employment with the Company. The loss of certain key personnel could have a material adverse effect on the Company's business, growth, financial condition and results of operations. See "Management."

DEPENDENCE ON ATM TRANSACTION FEES

     Transaction fees from banks and International Card Organizations for transactions processed on the Company's ATMs have historically accounted for substantially all of the Company's revenues. The Company expects that revenues from ATM transaction fees will continue to account for a substantial majority of its revenues for the foreseeable future. Consequently, the Company's future operating results are almost entirely dependent on the increased issuance of credit and debit cards, increased market acceptance of Euronet's services in its target markets, the maintenance of the level of transaction fees received by the Company, installation by the Company of larger numbers of ATMs and continued usage of the Company's ATMs by credit and debit cardholders. A decline in usage of Euronet's ATMs by ATM cardholders or in the levels of fees received by Euronet in connection with such usage would have a material adverse impact on the Company's business, growth financial condition and results of operations.

LEGAL CONSTRAINTS ON CONDUCTING BUSINESS IN GERMANY; DEPENDENCE ON FINANCIAL INSTITUTIONS

     Under German law, ATMs in Germany may be operated only by licensed financial institutions. The Company, therefore, will not operate its own ATM network in Germany and will act, under its contract with Service Bank GmbH ("Service Bank"), only as a subcontractor providing certain ATM-related services to Service Bank. As a result, the Company's activities in the German market currently are entirely dependent upon the continuance of the agreement with Service Bank, or the ability to enter into a similar agreement with another bank in the event of a termination of such contract. The inability to maintain such agreement or to enter into a similar agreement with another bank upon a termination of the agreement with Service Bank could have a material adverse effect on the Company's operations in Germany.

COMPETITION

     Principal competitors of the Company include ATM networks owned by banks and regional networks consisting of consortiums of local banks. Competitive factors in the Company's business include network availability and response time, price, ATM location and access to other networks. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, growth, financial condition and results of operations. In addition, there can be no assurance that Euronet's competitors will not introduce or expand alternate methods of electronic funds transfer in the future which could lead to a decline in the usage of Euronet's ATMs. See "Business -- Competition."

HOLDING COMPANY STRUCTURE RISKS

     The Company conducts all of its operations through its subsidiaries. Accordingly, the primary internal source of the Company's cash is dividends and other distributions from its subsidiaries. Each of these subsidiaries was formed under the laws of, and has its operations in, a country other than the United States. In addition, each of the Company's operating subsidiaries receives its revenues in the local currency of the jurisdiction in which it is situated. As a consequence, the Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its subsidiaries operate. See "-- Inflation; Exchange Rate and Currency Risk." The subsidiaries' ability to make distributions to the Company are also subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans and, in some cases, obtaining the approval of the other partners, stockholders or creditors of these entities. The laws under which the Company's operating subsidiaries are organized provide generally that dividends may be declared by the shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses. If the Company's subsidiaries are unable to make distributions to the Company, the Company's growth may be inhibited after the proceeds of the Offering are exhausted unless the Company is able to obtain additional debt or equity financing. See "-- Political, Economic and Legal Risks." The Company may not be able to obtain debt financing if its subsidiaries cannot make distributions to service the debt financing or obtain upstream guarantees from its subsidiaries with respect to such debt financing. Because the Company is the sole shareholder of each of its subsidiaries, the Company's claims as such will generally rank junior to all other creditors of and claimants against its subsidiaries. In the event of a subsidiary's liquidation, there may not be assets sufficient for the Company to recoup its investment therein.

POLITICAL, ECONOMIC AND LEGAL RISKS

     The Company's principal operating subsidiaries currently operate in Hungary and Poland. These and other countries in Central Europe have undergone significant political and economic change in recent years. Political, economic, social and other developments in such countries may in the future have a material adverse effect on the Company's business. In particular, changes in laws or regulations (or in the interpretation of existing laws or regulations), whether caused by change in the government of such countries or otherwise, could materially adversely affect the Company's business, growth, financial condition and results of operations. Currently there are no limitations on the repatriation of profits from Poland or Hungary, but there can be no assurance that foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future with regard to repatriation of earnings and investments from Poland and Hungary. If such exchange control restrictions, taxes or limitations are imposed, the ability of the Company to receive dividends or other payments from its subsidiaries could be reduced, which may have a material adverse effect on the Company. See "Business -- Government Regulation."

     Annual inflation and interest rates in Hungary, Poland and other countries in Central Europe have been much higher than those in Western Europe. Exchange rate policies have not always allowed for the free conversion of currencies at the market rate. Fluctuations of inflation, interest and exchange rates could have an adverse effect on the Company's business and the market value of the Shares.

     Corporate, contract, property, insolvency, competition, securities and other laws and regulations in Hungary, Poland and other countries in Central Europe have been, and continue to be, substantially revised during their transition to market economies. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under those laws and regulations in a reasonably timely manner, if at all. In addition, transmittal of data by electronic means and telecommunications is subject to specific regulation in most Central European countries. Although such regulations have not had a material impact on the Company's business to date, there can be no assurance that any changes in such regulation, including taxation or limitations on transfers of data across national borders, would not have a material adverse effect on the Company's business, growth, financial condition and results of operations.

     Poland and Hungary generally are considered by international investors to be emerging markets. There can be no assurance that political, economic, social and other developments in other emerging markets will not have an adverse effect on the market value and liquidity of the Shares.

INFLATION; EXCHANGE RATE AND CURRENCY RISK

     Although the transaction fees charged by the Company are denominated in U.S. dollars or inflation adjusted, the Company generally receives payment in local currency, primarily Hungarian forints and Polish zlotys. Since the fall of Communist rule, both Hungary and Poland have experienced high levels of inflation and significant fluctuation in the exchange rate for their currencies. The Polish government has adopted policies that slowed the annual rate of inflation from approximately 600% in 1990 to approximately 18% in 1996. In addition, the exchange rate for the zloty has stabilized and the rate of devaluation of the zloty has decreased since 1991. However, in Hungary in recent years, the forint has continued to depreciate, principally by way of devaluation, against the major currencies of the OECD and has limited convertibility to other currencies. Significant amounts of the Company's expenditures, including for the acquisition of ATMs and executive salaries are made in U.S. dollars or are denominated in U.S. dollars. The Company attempts to match any assets denominated in currencies other than U.S. dollars with liabilities denominated in the same currencies. Nonetheless inflation and currency exchange fluctuations have had, and may continue to have, an effect on the financial condition and results of operations of the Company.

CONCENTRATION OF OWNERSHIP

     After completion of the Offering, directors, officers and certain significant shareholders of the Company will own beneficially in the aggregate approximately 63% of the outstanding Shares. Such concentration of ownership may have the effect of delaying or preventing transactions involving an actual or potential change in control of the Company, including transactions in which holders of Shares might receive a premium for their Shares over prevailing market prices. See "Principal and Selling Shareholders" and "Description of Capital Stock."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws (the "By-Laws") and of Delaware law could discourage potential acquisition proposals and could delay or impede a change in control of the Company. These provisions, among other things: (i) classify the Company's Board of Directors into three classes serving staggered three-year terms; (ii) permit the Board of Directors, without further stockholder approval, to issue preferred stock; and (iii) prohibit the Company from engaging in a business combination (as such term is defined in the Delaware law) with interested shareholders, except under certain circumstances. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock. The Company has no present plans to issue any preferred stock. See "Description of Capital Stock -- Certain Provisions of the Company's Certificate of Incorporation and By-Laws" and "-- Preferred Stock."

DILUTION TO PROSPECTIVE INVESTORS


     Investors subscribing for Shares in the Offering will incur immediate and substantial dilution in net tangible book value per Share of $9.85 (assuming no exercise of the over-allotment option and an initial public offering price equal to $13 per Share (the midpoint of the range specified on the cover page of this Prospectus)). See "Dilution."


ABSENCE OF PRIOR PUBLIC TRADING MARKET FOR THE SHARES

     Prior to the Offering, there has been no public trading market for the Shares. Accordingly, fair market value for the Shares has been determined historically by reference to recent investments by third parties or Company estimates. The estimated fair market value of the Shares as of October 1996, the date of certain option grants to management and employees, and the cash price paid in connection with the most recent third party purchase of Shares, in February 1997, was $4.22 per Share.

     Application has been made to list the Shares on the Nasdaq National Market in the United States. There can be no assurance that the market price of the Shares will not decline below the initial public offering price, which was determined by negotiation among the Company and representatives of the Underwriters. See "Underwriting" for a description of the factors considered in determining the initial public offering price of the Shares. The trading price of the Shares may be subject to wide fluctuations in response to many factors, including actual or anticipated period-to-period fluctuations in the Company's operating results, changes in currency exchange rates and other external factors, including general economic conditions in Poland, Hungary and the Company's other markets or other events or factors. In addition, the international stock markets have from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for early high-growth phase companies such as the Company. These broad market fluctuations may adversely affect the market prices of the Shares.

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial numbers of Shares following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Shares. The Company and its directors, officers and certain other shareholders have agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person of), directly or indirectly, any Shares, with certain limited exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of ING Barings on behalf of the Underwriters. Presently, 10,296,076 Shares, and 9,140,068 Shares after giving effect to the Offering (assuming the Underwriters' over-allotment option is not exercised), held by the Company's existing shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act. These Shares, after giving effect to the Offering (assuming the Underwriters' over-allotment option is not exercised) and the 180-day lock-up period described above, will be eligible for resale under Rule 144 in the following amounts and on the following dates: 434,217 Shares on September 2, 1997; 3,713,710 on March 27, 1998; 77,777 Shares on November 27, 1988; 194,446 Shares on December 3, 1998; 113,428 Shares on December 9, 1998; 918,750 Shares on December 12, 1998;
81,018 Shares on December 17, 1998; 656,250 Shares on December 23, 1998; 1,575,000 Shares on January 31, 1999; 710,507 Shares on February 7, 1999; and 664,965 Shares on March 6, 1999. Such Shares may be resold only in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. In addition, Michael Brown and the other existing shareholders of the Company were granted rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of shares of Common Stock by the Company. See "Description of Share Capital -- Registration Rights", "Shares Eligible for Future Sale" and "Underwriting." In addition, of the 2,808,533 options to purchase Shares outstanding, 1,969,116 are currently exercisable. Any Shares issued on the exercise of these options would be available for sale subject to Rule 701 or another exemption from the registration requirements of the Securities Act (including Regulation S under the Securities Act) following the expiration of the 180-day lock-up period described above. Furthermore, the Company intends to register under the Securities Act, as soon as practicable following the Offering, approximately 3,045,133 shares of Common Stock reserved for issuance to its employees and directors under its employee benefits plans. See "Management."

                                USE OF PROCEEDS

     Assuming an offering price of $13 per Share (the midpoint of the range on the cover page of this Prospectus) and no exercise of the over-allotment option granted to the Underwriters, the net proceeds to the Company from the sale of the Shares being offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $36 million. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders.

     The Company intends to use approximately $30 million to $33 million of the proceeds to cover expenditures relating to the expansion and operation of its ATM network and the provision of ATM management services in Hungary and Poland, as well as in Germany and other markets. The primary costs incurred to build and operate the Company's ATM network include installation of ATMs, customs, duties, lease payments of ATMs, computer and network equipment, telecommunications, salaries, ATM maintenance and service fees, insurance, and other related items. Approximately $3 million to $7 million of the proceeds will be reserved for general corporate purposes, including possible acquisition and joint venture opportunities consistent with the Company's strategy of expanding its ATM network and other businesses. Management will have complete discretion with respect to the application of net proceeds reserved for general corporate purposes. The Company regularly explores acquisition and joint venture opportunities, although it currently has no agreements or understandings to enter into any such transactions. Pending utilization of the net proceeds from the Offering, the Company intends to invest such proceeds in short-term investment grade interest-bearing securities.

                                    DILUTION


     The Company's consolidated net tangible book value as of December 31, 1996 was $5.1 million. "Consolidated net tangible book value" is the consolidated book value of tangible assets less total liabilities. Investors subscribing for Shares in the Offering will incur immediate and substantial dilution in net tangible book value per Share of $9.85 (assuming an initial public offering price of $13 per Share, the midpoint of the range specified on the cover page of this Prospectus).


     The following table illustrates the effect of the Offering on consolidated net tangible book value:


                                                                                 PER SHARE
                                                                             -----------------
Initial public offering price.............................................              $13.00
  Consolidated net tangible book value before the Offering(1).............   $ 0.84
  Increase in consolidated net tangible book value attributable to new
     investors............................................................   $ 2.31
Consolidated net tangible book value after the Offering(2)................              $ 3.15
                                                                                        ------
Dilution to new investors purchasing Shares(3)............................              $ 9.85
                                                                                        ======


---------------

(1) Consolidated net tangible book value before the Offering per Share is determined by dividing the Company's consolidated net tangible book value at December 31, 1996, as adjusted to reflect the proceeds of $3.0 million from the issuance of preferred stock of Euronet Holding N.V. to General Electric Capital Corporation in February 1997 and the receipt of $500,000 subscription receivable, by the number of Shares then outstanding (i.e. historical 9,585,569 shares plus 710,507 shares issued to General Electric Capital Corporation). See "Certain Transactions -- Financings -- General Electric Capital Investment."

(2) The total number of outstanding shares for the purposes of calculating consolidated net tangible book value after the Offering is 14,440,068.

(3) Dilution, for this purpose, represents the difference between the initial public offering price per Share in the Offering and the consolidated net tangible book value per Share at December 31, 1996 after giving effect to the Offering.

     The following table sets forth on a pro forma basis as of December 31, 1996 the number of Shares issued by the Company, the total cash consideration paid to the Company, and the average price per Share paid by existing shareholders and by new investors purchasing the Shares offered by the Company hereby at an assumed initial public offering price of $13 per Share, the midpoint of the range specified on the cover page of this Prospectus:

                                           SHARES PURCHASED     TOTAL CONSIDERATION
                                          -------------------   --------------------   AVERAGE PRICE
                                           NUMBER     PERCENT     AMOUNT     PERCENT     PER SHARE
                                          ---------   -------   ----------   -------   -------------
Existing shareholders(1)(2).............  11,401,418    79.0%   14,786,632     27.2%      $  1.30
New investors(1)........................  3,038,650     21.0%   39,502,450     72.8%      $ 13.00
                                          ---------   -------   ----------   -------
  Total(2)..............................  14,440,068   100.0%   54,289,082    100.0%
                                          =========    ======   ==========   =======

---------------

(1) Sales by Selling Shareholders of 2,261,350 Shares will reduce the number of Shares held by existing shareholders to 9,140,068 or 63%, and will increase the number of Shares held by new investors to 5,300,000 or 37%, of the total number of Shares outstanding after the Offering. See "Principal and Selling Shareholders." Includes 304,822 Shares to be issued upon the exercise of options in connection with the Offering and 800,520 Shares to be awarded in connection with the Offering. See "Management -- Stock Option Plans" and "Certain Transactions."

(2) Excludes 2,808,533 Shares reserved for issuance upon the exercise of options to be outstanding upon completion of the Offering (of which options 1,969,116 will then be exercisable) at a weighted average exercise price of $1.79 per Share. See "Management -- Stock Option Plans."

                                DIVIDEND POLICY

     The Company currently intends to retain all future earnings to fund the development and growth of its business. Consequently, the Company does not anticipate paying dividends on the Shares in the foreseeable future. See "Description of Capital Stock -- Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The table below sets forth the cash and cash equivalents, short-term debt (including the current portion of long-term debt) and the capitalization of the Company on a consolidated basis at December 31, 1996 (i) on a historical basis for the Company's predecessor Euronet Holding N.V. and (ii) as adjusted to reflect the proceeds from the issuance of preferred stock of Euronet Holding N.V. to General Electric Capital Corporation in February 1997, and the completion of the Offering (assuming no exercise of the over-allotment option granted to the Underwriters at an offering price of $13 per share (the midpoint of the range on the cover page of this Prospectus)) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Description of Capital Stock."


                                                                           AT DECEMBER 31, 1996
                                                                       -----------------------------
                                                                       HISTORICAL     AS ADJUSTED(6)
                                                                       ----------     --------------
                                                                              (in thousands)
Cash and cash equivalents..........................................     $  2,541         $ 42,435
Short-term borrowings (including current portion of long-term
  debt)(1).........................................................        1,093              637
                                                                         =======       ==========
Capital lease obligations, excluding current portion(2)............        3,834            3,834
Other long-term liabilities........................................          103              103
                                                                       ----------     --------------
  Total long-term liabilities......................................        3,937            3,937
Shareholders' equity
  Common stock(3),
     $0.02 par value; 30,000,000 shares authorized; 9,585,569
      shares issued and outstanding (historical); 14,440,068 shares
      issued and outstanding (as adjusted).........................          191              289
  Additional paid in capital.......................................       11,666           44,413
  Subscription receivable..........................................         (500)              --
  Accumulated losses(4)............................................       (7,005)              --
  Restricted reserve(5)............................................          784              784
                                                                       ----------     --------------
Total shareholders' equity.........................................        5,136           45,486
                                                                         =======       ==========
Total capitalization...............................................        9,073           49,423
                                                                         =======       ==========


---------------

(1) See Notes 7, 8 and 13 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) See Note 8 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(3) At December 31, 1996, the historical capital stock of Euronet Holding N.V. consisted of Common Shares, $0.02 par value; 2,100,000 shares authorized; 499,100 shares issued and outstanding; Series A Convertible Preferred Shares, $0.02 par value; 7,700,000 shares authorized; 4,419,800 shares issued and outstanding; and Series B Convertible Preferred Shares, $0.02 par value; 7,700,000 shares authorized; 4,666,669 shares issued and outstanding. Amounts have been adjusted to reflect the Reorganization of Euronet Holding N.V. into the Company.

(4) The As Adjusted accumulated losses of Euronet Holding N.V. have been reclassified as additional paid in capital in connection with the Reorganization.

(5) See Note 4 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(6) The As Adjusted column reflects: (i) receipt of the proceeds from the sale of shares to General Electric Capital Corporation ($3,000,000), (ii) receipt of subscription receivable ($500,000), (iii) receipt of estimated net proceeds from the Offering ($36,272,000), (iv) receipt of proceeds from the exercise of awards and options on the date of the Offering ($578,000) and
    (v) repayment of certain short term borrowings ($456,000).

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's statement of operations data for the period from June 22, 1994 (inception) to December 31, 1994 and for the years ended December 31, 1995 and 1996 and with respect to the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from, and are qualified by reference to, the audited Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus, prepared in accordance with U.S. GAAP, which have been audited by KPMG Polska Sp. z o.o., independent public accountants. The Company believes that the period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.


                                                                                      PERIOD FROM
                                                                                     JUNE 22, 1994
                                                            YEAR ENDED DECEMBER       (INCEPTION)
                                                                    31,                   TO
                                                           ---------------------     DECEMBER 31,
                                                             1996         1995           1994
                                                           ---------     -------     -------------
                                                                (IN THOUSANDS EXCEPT SHARE AND PER
                                                                                       SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Transaction fees......................................   $   1,198     $    62         $  --
  Other.................................................          63          --            --
                                                           ---------     -------     -------------
     Total revenues.....................................       1,261          62            --
Operating expenses:
  ATM operating costs...................................       1,176         510            --
  Professional fees.....................................       1,125         394            64
  Salaries..............................................         989         452            49
  Share compensation expense(1).........................       4,172          --            --
  Foreign exchange loss.................................          79         158             2
  Other.................................................       1,466         656           125
                                                           ---------     -------     -------------
     Total operating expenses...........................       9,007       2,170           240
Operating loss..........................................      (7,746)     (2,108)         (240)
Other income/expense:
  Interest income.......................................         225         126            12
  Interest expense......................................        (378)       (107)           --
                                                           ---------     -------     -------------
Loss before income taxes................................      (7,899)     (2,089)         (228)
Deferred tax benefit(2).................................         323         148            --
                                                           ---------     -------     -------------
Net loss................................................      (7,576)     (1,941)         (228)
Pro forma loss per share................................       (0.55)
Pro forma number of shares outstanding(3)...............   13,823,775


---------------

(1) Represents a one-time non-cash compensation expense relating to certain employee and management options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) See Note 9 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(3) See Note 2(k) to the Company's Consolidated Financial Statements included elsewhere in this Prospectus for an explanation of the pro forma number of shares outstanding used in determining pro forma net loss per share.

                                                                        AS OF DECEMBER 31,
                                                                    ---------------------------
                                                                     1996       1995      1994
                                                                    -------    ------    ------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................................   $ 2,541    $  411    $2,036
Working capital..................................................     1,297       526     2,071
Total assets.....................................................    11,934     4,519     2,527
Capital lease obligations, less current portion..................     3,834     1,119        --
Total shareholders' equity.......................................     5,136     2,097     2,422

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     OVERVIEW

     The Company was formed and established its first office in Budapest, Hungary in June 1994. In May 1995, the Company opened its second office, in Warsaw, Poland. To date, Euronet has devoted substantially all of its resources to establishing its ATM network in Hungary and Poland through the acquisition and installation of ATMs and computers and software for its transaction processing center pursuant to capital leases and through the marketing of its services to local banks as well as International Card Organizations. Euronet installed its first ATM in Hungary in June 1995, and at the end of 1995, the Company had 53 ATMs installed. An additional 113 ATMs were installed during 1996 in Hungary and Poland and as of December 31, 1996, the Company's ATM network consisted of 166 ATMs. With the expansion of operations, the Company has increased the number of its employees in Hungary from nine as of December 31, 1994 to 27 as of December 31, 1995 and 36 as of December 31, 1996. In Poland, the Company increased the number of its employees from four as of December 31, 1995 to 21 as of December 31, 1996. The Company's expansion of its network infrastructure and administrative and marketing capabilities has resulted in increased expenditures. Further planned expansion will continue to result in substantial increases in general operating expenses as well as expenses related to the acquisition and installation of ATMs.

     The Company has derived substantially all of its revenues from ATM transaction fees since inception. Euronet receives a fee from the card issuing banks or International Card Organizations for ATM transactions processed on its ATMs. As the Company continues to focus on expanding its network and installing additional ATMs, the Company expects that transaction fees will continue to account for a substantial majority of its revenues for the foreseeable future. The Company recently began to sell advertising on its network by putting clients' advertisements on its ATMs. Although revenues from advertising have been insignificant to date, Euronet believes that advertising revenues will increase as it expands its network and continues to market this service. The Company also intends to begin generating revenues in May 1997 from ATM network management services that it offers to banks that own proprietary ATM networks. It is expected that revenues per transaction generated by the Company's ATM management services contracts generally will be lower than those generated by Acceptance Agreements. Due to lower costs resulting from not having to bear the expense of purchasing, installing and depreciating ATMs, the Company believes that it nonetheless should obtain margins on providing such services similar to those obtained in operating its own ATM network where the Company bears the costs associated with acquiring and installing the ATMs. See "Business -- Other Services."

     The Company was in the development stage until June 1995 when it began operations. The Company did not have significant operations or revenues during this period. In addition, the period from June 22, 1994 (inception) to December 31, 1994 does not represent a full year of operations. As a result, a comparison of the Company's results of operations between such years is not necessarily meaningful.

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 AND YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE PERIOD FROM JUNE 22, 1994 (INCEPTION) TO DECEMBER 31, 1994

     Revenues. Total revenues increased to $1,261,000 for the year ended December 31, 1996 from $62,000 for the year ended December 31, 1995. The Company generated no revenues during the period from June 22, 1994 (inception) through December 31, 1994. The increase in revenues in 1996 was due primarily to the significant increase in transaction fees resulting from the increase in transaction volume attributable to additional network connections to credit and debit card issuers and an increase in the number of ATMs operated by the Company during the year ended December 31, 1996. The Company had no ATMs installed until June 1995 and it had 53 ATMs and 166 ATMs installed at the end of 1995 and 1996, respectively. Transaction fee revenue represented approximately 95% of total revenues for the year ended December 31, 1996 and increased to $1,198,000 from

$62,000 for the same period in 1995. Revenues in the year ended December 31, 1995 consisted entirely of transaction fees.

     Transaction fees charged by the Company vary for the three types of transactions that can currently be processed on the Company's ATMs: cash withdrawals, balance inquiries and transactions not completed because authorization is not given by the relevant Card Issuer. Approximately 92% of transaction fees in 1996 were attributable to cash withdrawals, and 8% were attributable to balance inquiries and transactions not completed because authorization is not given by the relevant Card Issuer. Transaction fees for cash withdrawals are generally in excess of $1.00 per transaction while transaction fees for the other two types of transactions are generally substantially less.

     Other revenues of $63,000 for 1996 consisted primarily of advertising revenue.


     Operating expenses. Total expenses increased by $6,837,000 to $9,007,000 for the year ended December 31, 1996 from $2,170,000 for the year ended December 31, 1995. This increase was due primarily to costs associated with the installation of significant numbers of ATMs during the period, expansion of the Company's operations during the period and a share compensation charge of $4,172,000.


     Total expenses increased by $1,930,000 to $2,170,000 for the year ended December 31, 1995 from $240,000 for the period from June 22, 1994 (inception) through December 31, 1994. This increase was due primarily to costs associated with the significant expansion of the Company's operations during the period, including the installation of additional ATMs.

     ATM operating costs, which consist primarily of ATM site rentals, depreciation of ATMs and costs associated with installing and maintaining ATMs and providing telecommunications and cash delivery services to ATMs increased $666,000 to $1,176,000 for the year ended December 31, 1996 from $510,000 for the year ended December 31, 1995. The percentage of ATM operating costs to total expenses for the year ended December 31, 1996 decreased to 22% as compared to 24% for the same period in 1995. The increase in ATM operating costs was primarily attributable to costs associated with operating the increased number of ATMs in the network during the period. The number of ATMs installed increased from 53 to 166 from December 31, 1995 to December 31, 1996.

     ATM operating costs were $510,000 for the year ended December 31, 1995 and none for the period from June 22, 1994 (inception) through December 31, 1994. The increase in ATM operating costs was primarily attributable to the installation of 53 ATMs during 1995. The Company had no ATMs installed during 1994.

     Professional fees increased $731,000 to $1,125,000 for the year ended December 31, 1996 from $394,000 for the year ended December 31, 1995. This increase was due primarily to legal fees incurred during the year ended December 31, 1996 attributable to the investment by new investors in the Company, the interim reorganization of the Company into a Netherlands Antilles Company and the expansion of the Company's operations into Poland. In connection with the Offering, the Company will be reorganized as a Delaware corporation.

     Professional fees for the year ended December 31, 1995 increased to $394,000 from $64,000 for the period from June 22, 1994 (inception) through December 31, 1994. The increase in 1995 was due primarily to legal fees attributable to the execution of an agreement with the Company's investors providing for additional investments by investors in the Company, the acquisition of SatComNet Kft., a shell entity with minimal operations, and additional card acceptance agreements.

     Salaries increased $537,000 to $989,000 in the year ended December 31, 1996 from $452,000 in the year ended December 31, 1995. The increase reflected the increase in the number of employees in the Company, especially in Poland where the number of employees increased from four to 21 from December 31, 1995 to December 31, 1996. In Hungary, the Company increased the number of employees to 36 at December 31, 1996 compared to 27 employees at December 31, 1995.

     Salaries increased to $452,000 in the year ended December 31, 1995 from $49,000 in the period from June 22, 1994 (inception) through December 31, 1994. The increase reflected the significant increase in the number of employees in the Company during 1995.

     Share compensation of $4,172,000, with respect to certain employee and management options, was recorded in 1996. The non-cash charge, calculated in accordance with Accounting Principles Board Opinion No. 25, represents the difference between the estimated fair market value of the Shares underlying such options at the date of option grant and the exercise price. Estimated fair market value at the grant dates in the last quarter of 1996 was assumed to be the cash price for the sale of Shares in the next succeeding third party purchase of Shares, in February 1997. An additional $343,000, with respect to these options, will be amortized over the remaining vesting period of such options. See Note 10 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.


     The Company had foreign exchange losses of $79,000, $158,000, and $2,000 during the years ended December 31, 1996 and 1995, and for the period from June 22, 1994 (inception) through December 31, 1994, respectively. Exchange gains and losses resulting from remeasurement of assets and liabilities are reported in determining net loss. See Note 2(c) of the Consolidated Financial Statements. A substantial portion of assets and liabilities of the Company are denominated in U.S. dollars, including, for instance, fixed assets, shareholders' equity and capital lease obligations. Additionally, it is the Company's policy to attempt to match local currency receivables and payables. Hence, the amount of unmatched assets and liabilities giving rise to foreign exchange gains and losses is relatively limited, consisting mostly of cash and cash equivalents.



     Other operating expenses, which includes general and administrative expenses other than salaries, such as office rent, utilities, consulting fees, travel expenses and lease restructuring costs, increased $810,000 to $1,466,000 in the year ended December 31, 1996 from $656,000 for the same period in 1995. This increase was due primarily to the growth of operations in both Hungary and Poland.


     Other operating expenses increased to $656,000 in the year ended December 31, 1995 from $125,000 for the period from June 22, 1994 (inception) through December 31, 1994. This increase was due primarily to expansion of the Company's operations during 1995.

     Other operating expenses for the years ended December 31, 1996 and 1995 include $207,000 and $76,000, respectively, of expenses which the Company has recorded as charges for penalties relating to the late payments of customs duties and Hungarian value added taxes in connection with the restructuring of its ATM leases in Hungary. Prior to this restructuring, such leases were structured as operating leases for Hungarian accounting purposes (although treated as capital leases for U.S. GAAP purposes), and its ATMs have therefore been imported under a temporary import scheme. The ATMs are subject to a "re-export" requirement and this has the effect of postponing payment of customs duties. The Company has decided to restructure such lease arrangements as capital leases for Hungarian accounting purposes, and the Company recorded the related penalties as other expenses. Customs duties have been capitalized as part of the cost of the ATMs under capital lease and depreciated over the useful lives of the ATMs.

     Other income/expense. Interest income increased $99,000 to $225,000 for the year ended December 31, 1996 from $126,000 for the year ended December 31, 1995. The increase was due to larger amounts held in interest bearing accounts during the year ended December 31, 1996, including restricted cash held as security for certain of the Company's vendors, banks supplying cash to Euronet's ATMs and certain other parties. See "-- Liquidity and Capital Resources". Interest income for the year ended December 31, 1995 increased $114,000 to $126,000 from $12,000 for the period from June 22, 1994 (inception) through December 31, 1994. This increase reflected larger amounts held in interest bearing accounts during the period.

     Interest expense relating principally to capital leases of ATMs and Euronet's computer systems increased $271,000 to $378,000 in the year ended December 31, 1996 from $107,000 in the year ended December 31, 1995. This increase was due primarily to the increase of capital lease obligations outstanding during the period. Interest expense increased to $107,000 in the year ended December 31, 1995 from none in the period from June 22, 1994 (inception) through December 31, 1994. This increase was due primarily to the installation of the Company's first ATMs during 1995 and the associated capital lease interest costs.


     Net loss. The Company's net loss increased $5,635,000 to $7,576,000 during the year ended December 31, 1996 from $1,941,000 for the year ended December 31, 1995 as a result of the factors discussed.

     The Company's net loss increased to $1,941,000 during the year ended December 31, 1995 from $228,000 for the period from June 22, 1994 (inception) through December 31, 1994 as a result of the factors discussed.

LIQUIDITY AND CAPITAL RESOURCES


     Since its inception, the Company has sustained negative cash flows from operations and has financed its operations and capital expenditures primarily through private placements of equity securities and through equipment lease financing. The net proceeds of such transactions, together with revenues from operations and interest income have been used to fund aggregate net losses of approximately $9,700,000 and investments in property, plant and equipment. The Company had cash and cash equivalents of $2,541,000 and working capital of $1,297,000 at December 31, 1996. The Company had $818,000 of restricted cash held as security with respect to cash provided by banks participating in Euronet's ATM network, to cover guarantees to a customer, as deposits with customs officials and as deposits relating to ATM equipment leases.


     The Company leases the majority of its ATMs under three principal capital lease arrangements that expire between 1999 and 2001. The leases bear interest between 11% and 15%. As of December 31, 1996 the Company owed $4.5 million under such capital lease arrangements. The amount owed by the Company under such lease agreements is expected to increase significantly as the Company continues to lease increased numbers of ATMs in pursuit of its business strategy.

     The Company expects that its capital requirements will increase in the future as it pursues its strategy of expanding its network and increasing the number of ATMs installed. The Company anticipates that its capital expenditures for the 12 months ending December 31, 1997 will total approximately $9 million, primarily in connection with the acquisition of ATMs pursuant to capital leases, including initial down payments and scheduled capital lease payments, and related installation costs. Aggregate capital expenditures for 1997 and 1998 for such purposes are expected to reach approximately $30 million which assumes the installation of approximately 1,700 additional ATMs over the next two years in accordance with the Company's current strategy. See "Business -- Strategy". These requirements contemplate both planned expansion in Hungary and Poland and expected expansion in Germany and certain other Central European markets. Acquisitions of related businesses in Central Europe and other markets in furtherance of the Company's strategy would require additional capital expenditures.

     The Company anticipates that the estimated net proceeds of the Offering and the interest earned thereon, together with its existing capital resources and anticipated cash flow from planned operations, will be adequate to satisfy its capital requirements, capital lease payment obligations and other requirements, including possible acquisitions, until the Company begins to generate sufficient cash flows to fund its operations. There can be no assurance, however, that the Company will achieve or sustain profitability or generate significant revenues in the future. It is possible that the Company may seek additional equity or debt financing in the future.

BALANCE SHEET ITEMS

     Cash and cash equivalents. The increase of cash and cash equivalents to $2,541,000 at December 31, 1996 from $411,000 at December 31, 1995 was due primarily to the subscription for shares by certain shareholders on March 27, 1996. The decrease of cash and cash equivalents from $2,036,000 at December 31, 1994 to $411,000 at December 31, 1995 was due to funding the expansion of operations in 1995.


     Property, plant and equipment. Total property, plant and equipment increased by $5,250,000 from $2,656,000 at December 31, 1995 to $7,906,000 at
December 31, 1996. This increase is due primarily to the installation of 113 ATMs during 1996. The increase in total property, plant and equipment of $2,300,000 from December 31, 1994 to $2,656,000 at December 31, 1995 is due
primarily to the installation of 53 ATMs in 1995.


     Obligations under capital leases. Related to the increase of property, plant and equipment, obligations under capital leases increased by $3,088,000 from $1,383,000 at December 31, 1995 to $4,471,000 at December 31, 1996. All 113
ATMs installed in 1996 were financed under capital leases. In 1995, substantially all of the 53 ATMs installed in that year were financed under capital leases resulting in an increase of obligations under capital leases from nil at December 31, 1994 to $1,383,000 at December 31, 1995.

     Trade accounts payable. Trade accounts payable increased by $1,306,000 from $364,000 at December 31, 1995 to $1,670,000 at December 31, 1996. The
increase is due primarily to the significant increase in operations in 1996. The increase of trade accounts payable from $76,000 at December 31, 1994 to $364,000 at December 31, 1995 is attributable to the commencement of operations in 1995.


INFLATION

     Since the fall of Communist rule, both Hungary and Poland have experienced high levels of inflation and significant fluctuation in the exchange rate for their currencies. In particular, the Hungarian forint has continued to depreciate, principally by way of devaluation, against the major currencies of the OECD in recent years and has limited ability to convert to other currencies. Although revenues generally are received by the Company in local currency, primarily Hungarian forints and Polish zlotys, the Company's Acceptance Agreements and agreements relating to the provision of ATM management services generally provide for fees denominated in U.S. dollars or that are inflation adjusted. A significant portion of the Company's expenditures, including costs associated with the acquisition of ATMs and executive salaries, are made in or are denominated in U.S. dollars. A substantial portion of the assets and liabilities of the Company are also denominated in U.S. dollars, including fixed assets, shareholders' equity and capital lease obligations. The Company attempts to match local currency receivables and payables. Hence, the amount of unmatched assets and liabilities giving rise to foreign exchange gains and losses is relatively limited, consisting mostly of cash and cash equivalents. Due to the factors mentioned above, the Company does not believe that inflation will have a significant effect on results of operations or financial condition.

IMPLEMENTATION OF NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", and SFAS No. 123, "Accounting for Stock Based Compensation" in the financial statements as of and for the year ended December 31, 1996 (refer to notes 2 and 10 of the consolidated financial statements). There was no significant impact as a result of adopting these statements.

                                    BUSINESS

OVERVIEW

     Euronet operates the only independent, non-bank owned automatic teller machine ("ATM") network in Central Europe, as a service provider to banks and other financial institutions. The Company was established in 1994, commenced operations in June 1995 and as of December 31, 1996 operated a network of 166 state of the art ATMs, 131 of which are located in Hungary and 35 of which are located in Poland. Through agreements and relationships with local banks and international card issuers and ATM networks such as American Express, VISA, Plus, Mastercard, Europay and Cirrus (together "International Card Organizations") Euronet's ATMs are able to process ATM transactions for holders of credit and debit cards issued by or bearing the logo of such banks and International Card Organizations. The Company receives a fee from the card issuing banks or International Card Organizations for all ATM transactions processed on its ATMs. The Company also offers outsourced ATM management services to local banks that own proprietary ATM networks for which the Company also receives fees on a per transaction basis as well as on a monthly basis.

     The Company believes that the services it provides permit it to capitalize on the trends developing in the Central European banking market and other banking markets. Bank account usage and credit and debit card issuance are increasing in Central Europe as the demand for banking services continues to grow in the region. Connecting to the Company's ATM network enables banks to offer their customers the convenience of cash withdrawal and balance inquiry services in numerous off-site locations without incurring additional branch operational costs. In addition, the Company believes that the services it offers are attractive to domestic banks in the increasingly competitive banking market in Central Europe because such banks can generally connect to Euronet's network with less labor and expense than building their own networks. In addition, banks can outsource the management of their proprietary ATM networks to the Company. These services allow banks to provide ATM access to their customers, expanding the range of banking services they offer. "Western" banks entering the Central European market are already accustomed to the concept of shared ATM networks and have also begun to connect to Euronet's ATM network.

     As of December 31, 1996, Euronet's ATM machines accepted approximately 99% of the credit and debit cards issued in Hungary and 25% of the credit and debit cards issued in Poland. In addition, all major international credit and debit cards, including those bearing the VISA, Plus, Europay, Mastercard and Cirrus logos and American Express cards, may be used at Euronet's ATMs located in Hungary and all VISA, Plus and American Express cards may be used at Euronet's ATMs located in Poland. The Company has entered into an agreement to accept all credit and debit cards bearing the Europay, Mastercard and Cirrus logos at its ATMs in Poland expected to be implemented in the first half of 1997.

HISTORY


     The predecessor of Euronet was founded in 1994 by Michael Brown and Daniel Henry in Budapest. Mr. Brown previously founded Innovative Software and, subsequent to its merger with Informix Software Inc. ("Informix"), served as President of Informix. Mr. Brown currently serves as President and Chief Executive Officer of the Company. In February 1995, the Company became the first independent ATM network in Europe to be approved by VISA International to process ATM transactions for VISA/Plus credit and debit cards. In May 1995, the Company established its second office, in Warsaw. In November 1996 the Company established operations in Germany. To date the Company has invested approximately $8.6 million in operational and capital expenditures to establish its independent ATM network. Euronet's first ATM was installed in Hungary in June 1995 and as at December 31, 1996 its ATM network consisted of 166 ATMs. The Company currently employs 58 employees in Hungary, Poland and Germany. Euronet's revenues have grown from none for the period from June 22, 1994 (inception) to December 31, 1994 to $62,000 in 1995 and $1,261,000 in 1996.


     In March 1996, the predecessor of the Company was reorganized as a holding company, Euronet Holding N.V., in the Netherlands Antilles. Euronet Services Inc. was incorporated in Delaware in December 1996 and, conditional upon the execution of the underwriting agreement to be executed in connection with the Offering, (i) 10,296,076 shares of its Common Stock will be issued to the shareholders of Euronet Holding N.V. in exchange for all of the Common Shares of Euronet Holding N.V., (ii) options to acquire

3,113,355 shares of its Common Stock will be granted to the holders of options to acquire 3,113,355 Common Shares of Euronet Holding N.V. in exchange for all of such options and (iii) awards with respect to 800,520 shares of its Common Stock will be issued to the holders of awards with respect to 800,520 preferred shares of Euronet Holding N.V. in exchange for all such awards. Euronet Holding N.V. will be dissolved following the Reorganization.

STRATEGY

     The Company's strategy, for the short term, is to become the leading low-cost ATM service provider in Central Europe meeting western standards of reliability and customer service and, for the medium term, to become a leading provider of a broader range of electronic fund transfer services in the region. The key elements of Euronet's strategy are as follows:

     Expanding its ATM Network in Hungary, Poland and other Central European Markets. Euronet plans to increase substantially the number of ATMs it operates and services in Hungary, Poland and other countries in Central Europe, including Germany, over the next five years. Toward this goal, Euronet currently has agreements with IBM World Trade Corporation ("IBM") (the supplier of Diebold ATMs in Europe) and NCR Corporation ("NCR") under which IBM and NCR will provide up to 800 ATMs for installation by Euronet in the region over the next two years. In addition, the Company has entered into agreements providing for 50 additional sites for Euronet ATMs in Poland and Hungary and the Company has identified or is currently in negotiations for approximately 100 new ATM sites in Poland, 65 new ATM sites in Hungary and 60 new ATM sites in Germany.

     The Company's current goal is to have in operation, or to provide ATM network management services with respect to, between 2,500 to 3,000 ATMs in Central Europe and other markets by the end of the year 2000. Thereafter, the Company currently intends to continue to increase the number of ATMs in its network and to increase the number of ATMs with respect to which it provides ATM network management services for the foreseeable future. There can be no assurance that the Company will be able to achieve these goals.

     Forming Strategic Relationships with Banks and International Card Organizations. It is the Company's goal to be able to accept all credit and debit cards issued in its markets at its ATMs. The Company has entered into agreements with most of the banks in Hungary that issue credit and debit cards and Euronet's ATMs are able to accept approximately 99% of all credit and debit cards issued by Hungarian banks. The Company is attempting to follow this pattern in Poland. Since the establishment of operations in Poland in May 1995, Euronet has entered into card acceptance agreements with Wielkopolski Bank Kredytowy S.A., Bank Depozytowo-Kredytowy w Lublinie S.A., Bank Wspoffipracy Regionalnej S.A. Krakow and Bank Polska Kasa Opieki S.A. which, upon full implementation of such agreements, will allow the Company's ATMs to accept approximately 50% of all credit and debit cards issued by Polish banks, including all domestically issued VISA, Mastercard and Europay cards. The Company is actively pursuing contracts to accept credit and debit cards from all other major banks in Poland, and will do the same in each market it decides to enter.

     The Company's ATMs are able to accept American Express cards and all credit and debit cards bearing the VISA/Plus logos in Hungary and Poland and all credit and debit cards bearing the Europay/Mastercard/Cirrus logos in Hungary. The Company expects that its ATMs in Poland will be able to accept credit and debit cards bearing the Europay/Mastercard/Cirrus logos during the first half of 1997. The Company believes that, in addition to providing transaction revenues, acceptance by such large international ATM card issuers and ATM transaction authorization centers gives the Company credibility with local banks as it enters new markets. Therefore, the Company will continue to pursue relationships with such entities in each market it enters.

     Expanding the Range of Services Offered. The Company plans to take advantage of the various distribution possibilities of ATMs and credit and debit cards beyond basic cash withdrawal and balance inquiry functions by providing innovative services through ATMs and other methods of electronic funds transfer as new technology develops and the demand for such services grows in its markets. The Company is in the unique position of having connections to the transaction authorization centers of banks that have issued over 90% of credit and debt cards in Hungary. In the future, these connections could allow the Company to act as a central "switch" or connection whereby point of sale authorization can be given for purchases made with credit and debit cards at retail locations. As the Company develops its business in Poland and connects more Polish banks to its network, this capability may also develop in Poland.

     Euronet also plans to introduce payment processing capabilities on its ATMs which will allow ATM card holders to pay bills at ATMs. The Company is currently working to develop an ATM bill paying system that will be made available to utilities and other service providers for bills that have traditionally required payment in person at a post office or other central location. Depending on demand, the Company may also introduce other ATM services currently available in other markets, including the ability to check stock or mutual fund account balances and purchase items such as stamps, theatre tickets and travellers checks at its ATM machines.

     The Company's ATMs are modular and upgradeable so they can be adapted for use with new technologies including computer chip "smart cards" and "electronic purses". Such devices are electronic debit cards that can be used to withdraw cash from ATMs and can be "charged up" with electronic funds at an ATM through a connection with the cardholder's bank via Euronet's network and used to purchase goods from retail locations.

     In addition, the Company plans to continue to sell advertising on its ATMs allowing clients to put advertisements on the ATM's videoscreens, on receipts issued by the ATMs and on coupons dispensed with cash from the ATMs.

     Expanding ATM Network Management Services. The Company also offers full-service ATM network management services to banks that own proprietary ATM networks. Because of the economies of scale involved, the Company can purchase ATMs, computer equipment, maintenance, telecommunications services, and can contract with third parties for cash delivery services, less expensively than most banks in Central Europe. By acquiring these services and this equipment less expensively, and by running a focused operation, the Company can provide out-sourced ATM services in most cases less expensively than banks can perform the same functions internally. In December 1996, the Company signed an agreement with Budapest Bank to manage its network of over 120 ATMs in Hungary. The Company has entered into an agreement with GE Capital Corporation under which the Company will be a preferred provider of ATM network management services to certain banks controlled by GE Capital Corporation located in a defined territory. See "-- ATM Network Management Services" and "Certain Transactions -- Financings -- GE Capital Investment."

     There can be no assurance that the Company will be able to implement its strategy successfully. The Company's ability to implement its strategy and achieve its goals will depend on various factors including increased demand for ATM services and increased issuance of credit and debit cards in the Company's current target markets, the ability to locate appropriate sites and obtain necessary approvals for the installation of ATMs, the ability to install and operate ATMs in an efficient and timely manner, the expansion of the Company's business into new countries as currently planned, entering into additional Acceptance Agreements with banks, the ability to obtain sufficient numbers of ATMs on a timely basis and the availability of financing for such expansion and competition from other ATM networks.

THE CENTRAL EUROPEAN FINANCIAL SERVICES MARKET

     The economies of the Central European countries, including Hungary and Poland, are essentially cash based because efficient electronic funds transfer, ATM services and check cashing and clearing facilities have not yet developed. Most employees in these countries have historically been paid in cash and most purchases and bills have been paid for in cash. As a result, bank account usage has been relatively low in Central Europe compared to Western Europe and the United States, and the banking industry in Central Europe is less developed than in Western Europe and the United States. The Central European banking industry has generally been characterized by low levels of customer service, limited opening hours and long waits to complete simple transactions. Electronic banking, including electronic funds transfer, ATM and point of sale services have recently been introduced in the region, but are still in the early stages of development.

     In recent years bank account usage in Central Europe has grown substantially as a result of several factors. Legislation recently passed in Hungary requires that all civil servants receive their salary via direct deposit to bank accounts or in cash by mail in order to reduce administrative costs associated with a cash-based payroll system. Many private companies in Hungary and Poland have also begun issuing their payroll by direct deposit to bank accounts. As a result, many people who ordinarily would not have bank accounts have been forced to open accounts to access their salary. Given the nature of the banking system in these countries, ATMs are the most convenient method for such employees to access their salary. The Company expects that continued utilization of the bank transfer method of administering payroll will lead to increased bank account usage and increased demand for ATM services in Central Europe.

     In addition, the retail banking industry in Central Europe has become increasingly competitive in recent years partly because foreign banks have been permitted to establish branches or invest in local banks in the region. Many banks in Central Europe have begun to implement strategies for serving and attracting a larger portion of the retail market in this competitive environment. Electronic banking is one of the obvious extensions of customer service options available to increase customer service and enhance customer loyalty. The Company believes that as banks in Central Europe increase customer and electronic banking services, bank account usage and credit and debit card issuance and usage will increase.

     In Hungary, the Company estimates that as of December 31, 1996 approximately 22% of the population had bank accounts, which represents an increase from an estimated 8% of the population at the same time in 1995. The first ATM card was issued in Hungary in 1989 and as of December 31, 1996, the Company estimates that there were approximately 1.3 million debit and credit cards issued in Hungary, which reflects an increase of more than 50% over the estimated number of credit and debit cards issued as of the same time in 1995. The Company believes that there were approximately 1,100 ATM machines installed in Hungary as of December 31, 1996, 130 of which were owned by the Company. The Company estimates that, based on industry sources, the average number of ATM transactions per machine on a nationwide basis per month in Hungary in 1996 was approximately 1,200.


     The Polish banking industry is in the very beginning stages of advanced retail customer service, credit and debit card issuance and electronic banking services. According to industry sources, it is estimated that approximately 15% of the population have bank accounts. The Company believes that the market for retail banking services in Poland is developing rapidly. The Company estimates that there are currently approximately one million international and domestic credit and debit cards and approximately 600 ATMs in Poland compared to less than 200,000 total credit and debit cards issued and less than 250 ATMs operating one year ago.



     An important factor affecting the increase in bank account usage and credit and debit card issuance in Central Europe is the growth in the issuance of VISA and Europay credit and debit cards tied to local bank accounts. The banks in Hungary and Poland originally issued VISA and Europay cards only to their best customers at relatively unfavorable terms which often included a high deposit of hard currency earning little or no interest, high percentage charges per transaction and high annual fees. Competitive pressure has led to more favorable terms and the issuance of VISA, Europay and proprietary cards to maintain and attract customers. As of December 1996, there were approximately 150,000 VISA cards issued in Poland, compared with less than 10,000 VISA cards in 1992. As of June 30, 1996, there were approximately 190,000 VISA cards issued in Hungary, compared to 80,000 VISA cards as of December 31, 1995. As of December 1996, there were approximately 240,000 Europay cards issued in Poland compared to 50,000 Europay cards as of December 31, 1995. As of June 30, 1996, there were approximately 448,000 Europay cards issued in Hungary compared to 230,000 Europay cards as of December 31, 1995.


     The German ATM market, the Company's next target market for the provision of ATM management services, is more developed than the Company's other markets. As of December 31, 1996 the Company estimates that, based on industry sources, there were approximately 30,000 ATMs and 68 million credit and debit cards issued in Germany. The Company believes, however, that the ATM market in the former East Germany is less developed and Euronet intends to focus its ATM strategy in Germany on this region. Under German law, ATMs are subject to essentially the same licensing requirements as bank branches and may only be operated by licensed financial institutions. The Company intends to be a service provider to banks and it does not anticipate that it will be subject to German financial institution licensing requirements. As a result of an agreement between certain card issuing banks in Germany, all ATMs in Germany can accept virtually all credit and debit cards issued by German financial institutions. As a result of an agreement to provide ATM management services to Service Bank in Germany, all of Service Bank's ATMs managed by Euronet in Germany under the agreement will be able to accept virtually all credit and debit cards issued by German financial institutions. See "-- ATM Network Management Services".

     The ATM market is still in its early stages of development in Central Europe. Based on examples of growth of ATM markets in other countries, the Company believes that the Central European market should continue to develop rapidly. For example, Portugal, which is one of the most recently developed ATM markets in Europe, has seen substantial growth in its ATM market since ATMs and credit and debit cards were first introduced in 1985. By 1996 there were approximately over 6 million credit and debit cards issued in Portugal which has a population of approximately 10 million people. In addition, the number of ATMs in use in Portugal has grown to over 4,000 at the end of 1996. These ATMs processed over 200 million ATM transactions in 1995.

THE EURONET NETWORK

     GENERAL

     The Company currently operates ATMs in Hungary and Poland and plans to extend its network and its ATM management services operations to Germany, the Czech Republic and other countries in Central Europe. Euronet's ATM network offers banks an opportunity to provide state-of-the-art electronic financial services and access to an ATM network to their customers at a considerably lower cost than installing proprietary ATMs. Connecting to Euronet's ATM network also augments the number of ATMs available to customers of banks that already maintain their own ATM networks. The technology utilized to build Euronet's ATM network is designed to be readily accessible and easy to use.

     As of December 31, 1996 the Company had 131 ATMs installed in Hungary, primarily in the country's six largest cities. Euronet has entered into agreements ("Acceptance Agreements") with most major banks in Hungary that issue ATM cards allowing all credit and debit cards issued by such banks to be accepted at Euronet's ATMs. In addition, the Company has entered into agreements with American Express and sponsor banks that are members of VISA International and Europay/Mastercard/Cirrus allowing cards issued by American Express and those cards bearing the VISA/Plus/Europay/Mastercard/Cirrus logos to be used at Euronet's ATMs in Hungary. As a result of these agreements, Euronet's ATMs in Hungary accept approximately 99% of the domestic debit and credit cards issued in Hungary and all major international credit and debit cards.

     As of December 31, 1996 Euronet had 35 ATMs installed in Poland. Euronet has executed Acceptance Agreements with several Polish banks. The Company has also entered into agreements with American Express and sponsor banks affiliated with VISA International and Europay allowing all cards issued by American Express and all credit and debit cards bearing the VISA/Plus/Europay/Mastercard/Cirrus logos to be used at Euronet's ATMs in Poland. As a result of these agreements the Company's ATMs in Poland are currently able to accept 25% of credit and debit cards issued by Polish banks and it is anticipated that the Company's ATMs in Poland will be able to accept 50% of such credit and debit cards during the first half of 1997. The Company intends to pursue a strategy similar to that employed in Hungary in order to reach agreements allowing all credit and debit cards issued in Poland to be used at Euronet's ATMs.
In a typical ATM transaction processed by the Company, a debit or credit cardholder inserts a credit or debit card into an ATM to withdraw funds or obtain a balance inquiry. The transaction is routed from the ATM to Euronet's central authorization and processing center (the "Processing Center"). The Company's Processing Center computers then identify the card issuing banks or International Card Organizations (the "Card Issuers") by the bank identification number contained within the card's magnetic strip. The transaction is then switched to the

Card Issuer or its designated processor for authorization. Once authorization is received, the authorization message is routed back to the ATM and the transaction is completed.

                                      LOGO

     For banks that do not maintain on-line account balance information for their cardholders, the Company stores such banks' cardholders' authorization limits on its Processing Center computers and authorizes transactions on behalf of such banks. The Company transmits records of all transactions processed in this manner to such banks which then update their own cardholder account records.

     Authorization of ATM transactions processed on Euronet's ATMs is the responsibility of the Card Issuer. Euronet is not liable for dispensing cash in error if it receives a proper authorization message from a Card Issuer. Euronet receives payment from the issuer of the credit or debit card used in a transaction for processing the transaction, including for transactions that are not completed because authorization is not given by the relevant Card Issuer. The fees charged by Euronet to the Card Issuers are independent of any fees charged by the Card Issuers to cardholders in connection with the ATM transactions. The Company does not charge the cardholders a fee for using its ATMs. In many cases the fee charged by a Card Issuer to a cardholder in connection with a transaction processed at Euronet's ATMs is less than the fee charged by Euronet to the Card Issuer.

     The average number of transactions processed each month at Euronet's ATMs in Hungary in the last three months of 1996 has increased approximately 25% per month. In the last three months of 1996, Euronet's ATMs in Hungary averaged 1,699 transactions per ATM per month (1,209 of which were cash withdrawals).

     ATM Location

     The Company believes that one of the most important factors in determining the success of an ATM network is the location of the ATMs. While most ATMs owned by Central European banks are located on the premises of the banks or its branches or on premises of large employers paying their employees by direct deposit, all of Euronet's ATMs are located in non-bank sites. The Company's strategy in pursuing sites for its ATMs is to concentrate on locations that will provide high visibility and high cardholder utilization. As part of its strategy, the Company identifies the major high pedestrian traffic regions and locations where people need access to cash and find it convenient to stop for cash. Key target locations for Euronet's ATMs include major shopping malls and intersections; smaller shopping areas or intersections offering grocery stores and supermarkets and services where people routinely shop; transportation hubs such as city bus and tram/subway stops, rail and bus stations, airports, and gas stations; and the tourist and entertainment centers such as historical sections of cities, cinemas, and recreational facilities.

     Research conducted in the United States indicates that once a cardholder establishes a habitual pattern of using a particular ATM, there must be significant problems with a location, such as a machine frequently being out of service, to change the pattern of usage of a cardholder. It is the Company's goal to be the first and the fastest to secure key real estate locations and become the habitual ATM location of card users in its markets.

     In Hungary, the Company has obtained agreements to install ATMs at several outlets of Julius Meinl, a large grocery chain in Hungary, several McDonald's restaurants, several ARAL, OMV and Shell gas stations, Tesco supermarkets, Ikea as well as other major retail sites in Budapest, Debrecen, Kaposvar, Gyor and Szekesfehervar. In Poland, the Company has signed contracts to place ATMs in many key locations including McDonald's restaurants, British Petroleum, Shell and ARAL gas stations, the Warsaw Marriott Hotel, Office Depot, Makro Cash and Carry and Ikea stores, Casinos Poland, and other hotel and retail outlets in the Polish cities of Warsaw, Szczecin, Gdansk, Poznan, Lodz, Lublin, Krakow, Katowice, Wroclaw and Czestochowa. It is the Company's strategy to expand its relationships with such large multinational companies to obtain additional sites for ATMs in other markets. Before expanding to Poland, Euronet had placed ATMs at Shell, McDonald's and ARAL locations in Hungary. The Company recently installed ATMs in the new 450,000 square foot Duna Plaza shopping mall in Budapest and in the new 600,000 square foot Polus Centre shopping mall in Budapest.

     The Company's agreements for the location of ATMs generally provide for the location of one or more ATMs inside or adjacent to the premises of the site provider at minimal rental rates. In Hungary, the agreements generally provide for an indefinite term. In Poland, the agreements generally provide for a three to five year term and are renewable for additional three to five year terms. In some cases, the site providers pay the Company a rental fee for the ATM in recognition of the benefits that an ATM can bring to a retail outlet. The Company's leases for ATM sites generally can only be terminated by a site provider if the Company defaults on its obligations. To date, none of the Company's leases have been terminated by site providers. The Company can generally terminate its leases for ATM sites in Poland if transaction volumes at a site are unacceptable to the Company and can generally terminate its leases for ATM sites in Hungary for any reason.

     Agreements with Card Issuers and International Card Organizations

     The Company's Acceptance Agreements with banks generally provide that all credit and debit cards issued by the banks may be used at all ATM machines operated by Euronet. The Acceptance Agreements also generally allow Euronet to receive transaction authorization directly from the card issuing bank or International Card Organization. Acceptance Agreements generally provide for a term of three to five years and are generally automatically renewed unless notice is given by either party prior to the termination date. The Company generally is able to connect any bank to its network within 30 to 90 days of signing an Acceptance Agreement.

     In addition to the Acceptance Agreements with local banks, Euronet has entered into Acceptance Agreements with American Express providing for the acceptance of all credit and debit cards issued by American Express at all of Euronet's ATMs in Hungary and Poland. Through agreements with local sponsor banks in Hungary and Poland, Euronet is able to accept all credit and debit cards bearing the VISA, Plus, Mastercard, Europay and Cirrus logos at its ATMs in Hungary and all credit and debit cards bearing the VISA and Plus logos at its ATMs in Poland. The Company has entered into an agreement with a sponsor bank in Poland to accept all credit and debit cards bearing the Europay, Mastercard and Cirrus logos at its ATMs in Poland. This agreement is expected to be fully implemented during the first half of 1997. These arrangements permit Euronet's ATMs to accept credit and debit cards issued by domestic and foreign financial institutions bearing the relevant logos. Euronet has a gateway to the central authorization centers for VISA/Plus and Mastercard/Europay/Cirrus through local bank sponsors in Hungary and Poland and has direct access to American Express authorization centers. Prior to being permitted to accept VISA/Plus, Mastercard/Europay/Cirrus and American Express cards at its ATMs, the Company was required to demonstrate that it met all standards set by International Card Organizations to process transactions for such International Card Organizations.

     Banks that execute Acceptance Agreements agree to participate in Euronet's ATM cash supply system. According to this system the banks provide all of the cash needed to operate the network. Each bank provides its pro rata share of cash dispensed to cardholders from Euronet's ATMs each day based upon daily transaction reports generated by Euronet. Cash provided by the banks is deposited by a third party security company in Euronet's ATMs generally once or twice a week depending on need. Each banking day, card issuing banks connected to the Euronet network provide cash to the Company's cash supply company based upon the prior day's transaction reports. The cash remains the property of the banks until it is dispensed to cardholders. The Company maintains insurance with respect to the cash while it is held in its ATMs.

     The ATM transaction fees charged by Euronet under the Acceptance Agreements vary depending on the type of transaction executed (cash withdrawals; balance inquiries; and transactions not completed because authorization is not given by the relevant Card Issuer) and the quantity of transactions attributable to a particular Card Issuer. The transaction fee charged to Card Issuers for cash withdrawals is in excess of $1.00 per transaction while transaction fees for the other two types of transactions that can currently be processed on Euronet's ATMs are generally substantially less. Under the terms of the Acceptance Agreements, Euronet charges ATM transaction fees to the card issuing banks. Card issuing banks generally agree not to charge their cardholders more for using Euronet's ATMs than the banks' own ATMs and generally charge lower fees or no fees at all for cardholders that use Euronet's ATMs. The Acceptance Agreements generally provide for payment in local currency but transaction fees are denominated in U.S. dollars or inflation adjusted. Transaction fees are billed on terms no longer than one month. The Company's agreement with Service Bank in Germany to manage and install ATMs for Service Bank provides for fees similar to those paid with respect to Acceptance Agreements. The Company's agreements to provide ATM management services, other than in Germany, will provide for monthly management fees plus fees payable for each transaction.

     The tables below indicate the banks that have Acceptance Agreements with the Company.

                                BANKS IN HUNGARY

Orszagos Takarekpenztar es Kereskedelmi Bank Rt.      Magyar Kulkereskedelmi Bank Rt. (MKB)
  (OTP)
Budapest Fejlesztesi es Hitelbank Rt. (Budapest Bank) Mezobank Rt.
Citibank Budapest Rt.                                 Postabank es Takarekpenztar Rt.
Creditanstalt Rt.                                     Deutsche Bank Rt.
Inter-Europa Bank Rt.

                                BANKS IN POLAND

Bank Depozytowo-Kredytowy w Lublinie S.A.
Wielkopolskie Bank Kreditowy S.A.
Bank Wspoffipracy Regionalnej S.A. Krakow
Bank Polska Kasa Opieki S.A.


     The Company estimates that the banks in Hungary that have signed Acceptance Agreements have issued an aggregate of approximately 1.2 million credit and debit cards. The Company estimates that the banks in Poland that have signed Acceptance Agreements, have issued an aggregate of approximately 400,000 credit and debit cards. Through the Company's arrangements with sponsor banks in Hungary and Poland, Euronet's ATMs are able to accept all VISA/Plus and Europay/Mastercard/Cirrus cards in Hungary and all VISA/Plus cards in Poland regardless of whether the card issuing bank is connected to the Euronet network.


     ATM Network Technology

     The Company uses IBM/Diebold and NCR ATMs. The wide range of advanced technology available from IBM/Diebold and NCR provides Euronet customers with state-of-the-art-electronics features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information, as well as provide revenue opportunities for advertising and selling products through use of color monitor graphics, receipt message printing, and coupon dispensing. The Company's ATMs are modular and upgradeable so that they can be adapted to provide additional services in response to changing technology and consumer demand. In many respects, Euronet's ATMs are more technologically advanced and more adaptable than many older ATMs in use in more developed ATM markets. This allows the Company to modify its ATMs to provide new services without replacing its existing network infrastructure.

     Strong back office central processing support is a critical factor in the successful operation of an ATM network. Each of Euronet's ATMs is connected to Euronet's Processing Center through land-based and satellite telecommunications. Because the Company strives to ensure western levels of reliability for its network, it currently relies primarily on satellite telecommunications for ATM connections to its Processing Center. As the reliability of land based telecommunications improves, the Company may rely more heavily on them because they are generally less expensive than satellite telecommunications. The Processing Center, which is located in Euronet's Budapest office, is staffed 24 hours a day, seven days a week and consists of two IBM AS400 computers which run the Arksys Gold Net ATM Software package. This software is a state-of-the-art software package that conforms to all relevant industry standards and has been installed in 64 countries worldwide. The Processing Center's computers operate Euronet's ATMs and interface with the local bank and international transaction authorization centers.

     The Processing Center has full uninterruptable power supply systems with battery and diesel power back-up to service the network in case of a power failure. The Processing Center's data back-up systems would prevent the loss of transaction records due to power failure. The Company's agreements with its satellite providers provide for certain assurances with respect to the repair of satellite malfunction to ensure continuous reliable communications for the network. The satellite provider for the Processing Center guarantees uninterrupted service for 99% of the time. By June 1997, the Company plans to establish an off-site disaster recovery back up system in Budapest to provide protection against both natural and man-made disasters. In 1996, Euronet's network operated uninterrupted for 99% of the time excluding scheduled system back-up and maintenance periods.

     Euronet has entered into multi-country purchasing agreements with IBM and NCR providing for the supply of up to 800 ATMs to Euronet over the next two years. The Company generally finances the acquisition of ATM machines through capital leases.

ATM NETWORK MANAGEMENT SERVICES

     The Company recently began offering complete ATM network management services to banks that own proprietary ATM networks. These services include: ATM terminal driving, real-time transaction authorization, advanced monitoring, network gateway access, network switching, 24 hour customer services, maintenance services and settlement and reporting.

     These services can be offered by Euronet to banks at a savings over managing their own network due to the Company's economies of scale. Since the Company has already contracted for many of these services and provides the services as part of its own operation, this allows the potential for additional revenue with lower incremental cost since Euronet has already invested in the necessary infrastructure.

     The ATM network management services provided by the Company include management of an existing network of ATMs or development of new ATM networks. This includes 24 hour monitoring of those ATMs from its Processing Center of each individual ATM's status and cash condition, coordinating the cash delivery and management of cash levels in the ATM and automatic dispatch for necessary service calls. Euronet will also be able to provide these managed ATMs access to those international cards and networks that are connected to the Euronet network. In December 1996, the Company signed an agreement with Budapest Bank to provide these ATM network management services to Budapest Bank's 120 machine ATM network in Hungary. While important in strategic terms, the agreement with Budapest Bank is not anticipated to be material in relation to the Company's other client contracts when fully implemented. This contract is expected to be implemented by May of 1997. Further, in January 1997, the Company executed an agreement with Service Bank in Germany to provide installation and management services to expand Service Bank's existing ATM network in Germany in non-bank branch locations.

     In addition, the Company has entered into an agreement with GE Capital Corporation under which the Company will be a preferred provider of ATM network management services to certain banks affiliated with GE Capital Corporation and located in Poland, Hungary, the Czech Republic, Germany and Austria, including Mercurbank AG in Austria, Service Bank GmbH & Co., KG in Germany, GE Capital Bank SA in Poland and Budapest Bank in Hungary.

OTHER SERVICES

     Euronet is currently working toward offering on-line point of sale authorization for purchases made at retail outlets with credit and debit cards. Purchases made with cards issued by banks that have executed Acceptance Agreements and cards connected to international ATM networks that are connected to the Euronet ATM network would be able to be authorized through Euronet's Processing Center, generating additional transaction fees.

     Euronet also plans to introduce payment processing capabilities on its ATMs which would allow ATM card holders to pay utility bills, check stock and mutual fund account balances and purchase stamps, theatre tickets, travellers checks and other items at its ATM machines. The Company is currently working to develop an ATM bill paying system that would be made available to utilities and other service providers for bills that have traditionally required payment in person at a post office or other central locations. In addition, the Company's ATMs are upgradeable so that they can be updated to be used with new technologies including computer chip "smart cards" which are electronic debit cards which can be used to withdraw cash from ATMs as well as being "charged up" with electronic funds at an ATM through a connection with the cardholder's bank and used to purchase goods from retail locations. There can be no assurance that new services introduced by the Company will be accepted by consumers in its market.

     In May 1996, the Company began to sell advertising on its network. Advertising clients can put their advertisements on the video screens of Euronet's ATMs, on the receipts issued by the ATMs and on coupons dispensed with cash from the ATMs. Advertising revenues currently average approximately $200 to $250 per month for each ATM carrying advertising.

COMPETITION

     Competitive factors in the Company's business are network availability and response time, price, ATM location and access to other networks. Principal competitors of the Company include ATM networks owned by banks and regional networks consisting of consortiums of banks.

EMPLOYEES

     The Company's business is highly automated and it out-sources many of its internal functions such as ATM maintenance and repair and security. As a result, the Company's labor requirements are relatively low. As of December 31, 1996, the Company and its subsidiaries had approximately 60 full-time employees, 37 of which were located in its Budapest office, 21 in its Warsaw office and 1 in its Frankfurt office. None of the Company's or its subsidiaries' employees are currently represented by a union. The Company has never experienced any work stoppages or strikes.

GOVERNMENT REGULATION

     The Company has received interpretative letters from the Hungarian Bank Supervisory Board and the Polish National Bank to the effect that the business activities of the Company in those jurisdictions, as described in this Prospectus, do not constitute "financial activities" subject to licensing. Any expansion of the activity of the Company into areas which are qualified as "financial activity" under local legislation may subject the Company to licensing, and the Company may be required to comply with various conditions in order to obtain such licenses. Moreover, the interpretations of bank regulatory authorities as to the activity of the Company as currently conducted might change in the future. The Company monitors its business for compliance with applicable laws or regulations regarding financial activities.

     Under German law ATMs are subject to essentially the same licensing requirements as bank branches and may only be operated by licensed financial institutions. The Company intends to be a service provider to banks and it does not anticipate that it will be subject to German financial institution licensing requirements. There can be no assurance that the Company will not become subject to additional regulation in Germany or other countries in which it conducts its business.

PROPERTY

     The Company's executive offices and Processing Center are located in approximately 2,800 square feet of office space in Budapest. The Company also maintains a 2,760 square foot office in Warsaw, a 755 square foot office in Krakow and a 765 square foot office in Szczecin. All of the Company's facilities are leased. The Company's office leases provide for initial terms of 24 to 60 months.

TRADEMARKS

     The Company has filed applications for registration of certain of its trademarks including the names "Euronet" and "Bankomat" and/or the blue diamond logo in Hungary, Poland, the Czech Republic, Slovakia, Sweden, France and the United Kingdom. Such applications have not yet been granted.

LITIGATION

     The Company is not currently involved in any material legal proceedings and, to the Company's knowledge, no litigation is currently threatened against it.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The table sets forth certain information concerning the directors, executive officers and other key employees of the Company:

              NAME                 AGE                           POSITION
---------------------------------  ---     ----------------------------------------------------
DIRECTORS
Michael J. Brown(1)..............  40      Chairman, President and Chief Executive Officer
Daniel R. Henry..................  31      Director, Chief Operating Officer
Thomas A. McDonnell(1)(2)........  51      Director
Nicholas B. Callinan(1)(2).......  50      Director
Steven J. Buckley(1)(2)..........  41      Director
Eriberto R. Scocimara............  60      Director
Andrzej Olechowski...............  49      Director
EXECUTIVE OFFICERS
Dennis H. Depenbusch.............  33      Vice President -- Poland
Bruce S. Colwill.................  32      Chief Financial Officer and Chief Accounting Officer
Jeffrey B. Newman................  42      Vice President and General Counsel
Johannes Seeger..................  59      Vice President -- Germany
OTHER KEY EMPLOYEES
Istvan Alpek.....................  30      Operations Manager -- Hungary
Jan Kaczmarek....................  48      Operations Manager -- Poland
Peter Nagy.......................  36      Business Development Manager -- Hungary
Krzysztof Kulig..................  25      Business Development Manager -- Poland
Matthew Lanford..................  30      Systems Manager -- Hungary
Joanna Zaczek....................  43      Systems Manager -- Poland
Gabriella Temesi.................  27      Real Estate Manager -- Hungary

---------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Directors

     MICHAEL J. BROWN is one of the founders of the Company and has served as its Chief Executive Officer since 1994. In 1979 Mr. Brown founded Innovative Software, a computer software company that was merged with Informix in 1988. During this period, Innovative Software conducted three public offerings of its shares. Mr. Brown served as President of Informix from 1988 to 1990. Annual revenues of Informix had grown to $170 million by the time Mr. Brown left Informix in 1990. In 1993 Mr. Brown was a founding investor of Visual Tools, Inc., a company that writes and markets component software for the growing Visual Basic and Visual C++ developer market. Visual Tools, Inc. was acquired by Sybase Software in February 1996. Mr. Brown received a B.S. in Electrical Engineering from the University of Missouri -- Columbia in 1979 and a M.S. in Molecular and Cellular Biology at the University of Missouri -- Kansas City in 1996. Mr. Brown has been a Director of the Company since its incorporation in December 1996 and he previously served on the boards of Euronet's predecessor companies. His term as Director of the Company will expire in 2000. Mr. Brown is married to the sister of Mr. Henry's wife.

     DANIEL R. HENRY founded the Company with Michael Brown in 1994 and is serving as Chief Operating Officer of the Company. Mr. Henry is based in Budapest, Hungary where he operates and oversees the daily operations of the Company's Hungary operations and the supervision of the Company's Poland operations. Mr. Henry also is responsible for the expansion of the Company into other countries and the development of new markets. Prior to joining the Company, Mr. Henry was a commercial real estate broker for five years in the Kansas City metropolitan area where he specialized in the development and leasing of premiere office properties.

Mr. Henry received a B.S. in Business Administration from the University of Missouri -- Columbia in 1988. Mr. Henry has been a Director of the Company since its incorporation in December 1996 and he previously served on the boards of Euronet's predecessor companies. His term as Director of the Company will expire in 1999. Mr. Henry is married to the sister of Mr. Brown's wife.

     THOMAS A. MCDONNELL has been a Director of the Company since its incorporation in December 1996 and he previously served on the boards of Euronet's predecessor companies. From 1973 to September 1995 he served as Treasurer of DST Systems, Inc. Since October 1984 he has served as Chief Executive Officer and since January 1973 (except for a 30 month period from October 1984 to April 1987) he has served as President of such company. From February 1987 to October 1995 he served as Executive Vice President and from 1983 to November 1995 he served as a director of Kansas City Southern Industries. From December 1989 to October 1995, he served as a director of The Kansas City Southern Railway Company. From 1985 to November 1995, he also served as a director of Janus Capital Corporation. From October 1994 to April 1995 he served as President and from 1992 to September 1995 as director of Berger Associates, Inc. From 1994 to January 1997, Mr. McDonnell was a director of First of Michigan Capital Corporation. He is currently a director of Informix, BHA Group, Inc., Nellcor-Puritan Bennett Corporation, DST Systems Inc., Cerner Corporation, Computer Science Corporation and Janus Capital Corporation. Mr. McDonnell has a B.S. in Accounting from Rockhurst College and an M.B.A. from the Wharton School of Finance. Mr. McDonnell's term as Director of the Company will expire in 2000.

     NICHOLAS B. CALLINAN has been a Director of the Company since its incorporation in December 1996 and he previously served on the board of Euronet Holding N.V. Since 1983 he has served as Senior Vice President and Managing Director for Central and Eastern Europe of Advent International Corporation, the ultimate general partner of private equity funds which are a shareholder of the Company. From 1983 to 1993, he was founder and Chief Executive Officer of Western Pacific Management & Investment Company, which later became the Advent Group of Companies. Mr. Callinan has a B.E. in Civil Engineering and an M.B.A. from the University of Melbourne. Mr. Callinan's term as Director of the Company will expire in 1998.

     STEVEN J. BUCKLEY has been a Director of the Company since its incorporation in December 1996 and he previously served on the boards of Euronet's predecessor companies. In June 1990 he was a co-founder of Poland Partners L.P., a venture capital fund for investment in Poland and since April 1994 he has been President and Chief Executive Officer of Poland Partners Management Company, the advisor of such fund. From June 1990 to April 1994, he was a founder and director of Company Assistance Ltd., a business advisory firm in Poland. He has a B.A. in Political Science from Stanford University and an M.B.A. from Harvard University. Mr. Buckley's term as Director of the Company will expire in 1998.

     ERIBERTO R. SCOCIMARA has been a Director of the Company since its incorporation in December 1996 and he previously served on the boards of Euronet's predecessor companies. Since April 1994 Mr. Scocimara has served as President and Chief Executive Officer of the Hungarian-American Enterprise Fund, a private company that is funded by the U.S. government and invests in Hungary and is also a shareholder of the Company. Since 1990 he has been a partner of The Contrarian Group, an investment and management company based in California. Mr. Scocimara is currently a director of the Hungarian-American Enterprise Fund, Carlisle Companies, Harrow Industries, Inc., Roper Industries, Quaker Fabrics and several privately-owned companies. He has a Licence de Science Econonomique from the University of St. Gallen, Switzerland, and an M.B.A. from Harvard University. His term as a Director of the Company will expire in 1998.

     ANDRZEJ OLECHOWSKI has served as a Director of the Company since its incorporation in December 1996. He has held several senior positions with the Polish government: from 1993 to 1995 he was Minister of Foreign Affairs and in 1992 he was Minister of Finance. From 1992 to 1993 and again in 1995 he served as economic advisor to President Walesa. From 1991 to 1992 he was Secretary of State in the Ministry of Foreign Economic Relations and from 1989 to 1991 was Deputy Governor of the National Bank of Poland. At present Dr. Olechowski is Chairman of Central Europe Trust, Poland, a consulting firm. Since 1994, he has served as Chairman of the City Council in Wilanow, a district of Warsaw. His memberships include a number of public policy initiatives: International Advisory Boards of Creditanstalt, Banca Nazionale del Lavoro, International Finance Corporation, Textron and boards of various charitable and educational foundations. He received a Ph.D.

in Economics in 1979 from the Central School of Planning and Statistics in Warsaw. His term as Director of the Company will expire in 1997.

     Executive Officers

     DENNIS H. DEPENBUSCH has been Vice President of the Company's Poland office since its inception in May 1995. From 1992 to 1995, Mr. Depenbusch was Director of Project Finance with RMC in Lawrence, Kansas, where he structured various financing and acquisition strategies for housing projects. From 1990 to 1992, Mr. Depenbusch was a Senior Financial Analyst and Market Research Analyst for Payless ShoeSource. Mr. Depenbusch received a B.S. in Business Administration in 1985 and an M.B.A. in Finance in 1989 from the University of Kansas.

     BRUCE S. COLWILL has been Chief Financial Officer and Chief Accounting Officer of Euronet since May 1996. Mr. Colwill was employed as Assistant Controller and Financial Controller for PepsiCo Trading Sp. z o.o. in Warsaw, Poland from 1994 to 1996. From 1989 to 1994, he was employed as a Manager and Senior Accountant with KPMG in both Poland and Canada in the audit function. Mr. Colwill obtained his Canadian Chartered Accountants Designation in 1992. He received a B.B.A. in Accounting from Simon Fraser University in Canada in 1989.

     JEFFREY B. NEWMAN joined the Company as Vice President and General Counsel on January 31, 1997. Prior to this he practiced law in Paris with the law firm of Salans Hertzfeld & Heilbronn and then with the Washington, D.C. based law firm of Arent Fox Kintner Plotkin & Kahn, of which he was a partner since 1993. He established the Budapest office of Arent Fox Kintner Plotkin & Kahn in 1991 and has resided in Budapest since that time. He is a member of the Virginia, District of Colombia and Paris bars. He received a B.A. in Political Science and French from Ohio University and law degrees from Ohio State University and the University of Paris.

     JOHANNES SEEGER joined Euronet in June 1996 as Vice President -- Germany. Mr. Seeger has almost 20 years experience as a senior engineer and manager. From 1984 to 1991, he worked as senior manager of EFT, ATM and POS systems for GZS GmbH and was responsible for employees, cash-management, security, service, and technology. From 1991 to 1996, he worked with PostBank GmbH, a German company, in the development of payment systems. Mr. Seeger graduated as a technical engineer from the Cologne Technical Polytechnic.

     Other Key Employees

     ISTVAN ALPEK has been Operations Manager -- Hungary since December 1996 and is responsible for the management of the daily operations of the ATM network in Hungary. From August 1995 to December 1996, Mr. Alpek served as Finance Manager -- Hungary and he was responsible for the management of the financial and administrative activity of the Company's Hungarian operations. From 1993 to 1995, he was Business Finance Manager at Digital Equipment Corporation Ltd. in Budapest, where his responsibilities included management of budgeting, planning, forecasting and reporting. From 1990 to 1993, Mr. Alpek was the Finance Manager at Du Pont Co., Hungary. He graduated in 1989 from the College for Foreign Trade of Budapest and is currently enrolled in the M.B.A. course at Pittsburgh University.

     JAN KACZMAREK became Operations Manager -- Poland in January 1997. Mr. Kaczmarek is responsible for maintaining the daily operations of the network in Poland. This includes liaising with security companies and banks in relation to cash supply and ensuring high availability of the network. From 1994 to 1996, Mr. Kaczmarek was information technology executive for PTK Centertel in Warsaw, Poland, where he was responsible for all aspects of information technology and computing. Prior to this Mr. Kaczmarek was employed by CSC Computer Sciences Ltd. in Poland and Brussels where he was responsible for the provision of administrative and billing services as well as the supply for Polish clients and customer service information technology functions. Mr. Kaczmarek received an M.A. in Systems Management from Lancaster University in 1972, a B.S. in Chemical Engineering from the University of Surrey in 1971, and a diploma in Organizational Development from IOD Leuven Belgium in 1993.

     PETER NAGY was appointed Business Development Manager of the Company in February 1995. Dr. Nagy is responsible for acquiring and negotiating contracts, managing and servicing key accounts, and participates in marketing and public relation issues. From 1988 to 1995, Dr. Nagy worked as a consultant in Washington, D.C. on Hungarian-American business relations for the Bridgevest, Inc. and Merit, Inc. international consulting firms. He earned a law degree in 1986 from Janus Pannonius University of Pecs, Hungary and attended undergraduate studies in Sales and Marketing at the University of New York.

     KRZYSZTOF KULIG was appointed Business Development Manager for the Company's Poland operations in September 1995. His primary responsibility is marketing Euronet's services to the Polish banking community. This includes acquiring and negotiating contracts, managing and servicing key accounts and participating in marketing and public retail issues. From 1994 to 1995, Mr. Kulig was Brand and Export Manager for Pollena-Ewa S.A. in Poland. Mr. Kulig has an M.A. in International Trade and Finance from the University of Lodz, Poland in 1995, and a Diploma in Economics from the University of Kent. Mr. Kulig is currently enrolled in the M.B.A. program at the University of Calgary, Canada.

     MATTHEW LANFORD was appointed Systems Manager for Euronet in August 1996. He is responsible for systems design and development and ensuring that Euronet's technology is up-to-date and capable of supporting the rapid expansion of the Company. From 1989 to 1995, he worked as a programmer, project supervisor and lead programmer/analyst for Arksys, Inc. the supplier of the ITM/400 software on the AS/400 where he designed the network processing software currently being used by the Company. From February 1995 to August 1996, he worked as lead programmer/analyst for Associates Bancorp, Inc., a division of The Associates, an international consumer/commercial finance organization. Mr. Lanford has a B.S. in Computer Science from the University of Arkansas at Little Rock.

     JOANNA ZACZEK was appointed Systems Manager for the Company's Poland operations in February 1996. Her primary task is managing the information systems within the Polish office, maintaining the ATM network and creating and maintaining technical connections to the Polish banks. From 1986 to 1996, Ms. Zaczek worked at Zurich Re (UK) Ltd. where her most recent positions were corporate analyst and information technology consultant. Ms. Zaczek holds a Masters degree in Electronics from Warsaw Polytechnic University and a diploma in Computer Science from the London Polytechnic.

     GABRIELLA TEMESI joined Euronet in September 1994 and has been Real Estate Manager for the Company's Hungary operations since 1995. She is responsible for securing ATM locations, site contract negotiations and acquiring site permissions for installation. From 1991 to 1992, she worked for Westbrook Associates and from 1992 to 1994 for Healy & Baker International, where she was responsible for various commercial real estate transactions such as acquiring sites for retailers and offices. Ms. Temesi received her certification from the Education Center for Foreign Trade and obtained a state brokerage and appraisal license in 1993.

EXECUTIVE COMPENSATION

     The following table shows, for the fiscal year ended December 31, 1996, compensation awarded or paid by the Company to its Chief Executive Officer (the only employee of the Company whose annual salary and bonus for the fiscal year ended December 31, 1996 equaled or exceeded $100,000):

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                              ------------------------------    LONG-TERM
                                                                               COMPENSATION
                                                                               ------------
                                                                   OTHER        SECURITIES
                                                           ($) BONUS    ANNUAL  UNDERLYING     ALL OTHER
                                              SALARY    -----   COMPENSATION     OPTIONS      COMPENSATION
    NAME AND PRINCIPAL POSITION      PERIOD   -------           ------------   ------------   ------------
-----------------------------------  ------     ($)      ($)        ($)            (#)            ($)
Michael J. Brown...................   1996    100,000     0           0         1,149,890           0
  Chairman, Chief Executive Officer

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides certain information concerning each grant of options to purchase the Company's Shares made during the fiscal year ended December 31, 1996 to its Chief Executive Officer:

                                             INDIVIDUAL GRANTS
-----------------------------------------------------------------------------------------------------------
                                                                                             POTENTIAL
                                                                                            REALIZABLE
                                                                                         VALUE AT ASSUMED
                                                                                          ANNUAL RATES OF
                                                                                               STOCK
                              NUMBER OF       % OF TOTAL                                PRICE APPRECIATION
                             SECURITIES        OPTIONS      EXERCISE                            FOR
                             UNDERLYING       GRANTED TO    PRICE PER                     OPTION TERM(3)
                           OPTIONS GRANTED   EMPLOYEES IN     SHARE      EXPIRATION     -------------------
          NAME                (#)(1)(2)      FISCAL YEAR     ($/SH)         DATE         5% ($)    10% ($)
-------------------------  ---------------   ------------   ---------   -------------   --------   --------
Michael J. Brown.........     1,149,890           50.5         2.14     Oct. 14, 2006   1,549,622  3,927,048

---------------

(1) Such options were awarded in accordance with the provisions of a shareholder's agreement dated February 15, 1996, as amended October 14, 1996 (see "-- Stock Option Plans"). These options are subject to the provisions of the Euronet Long-Term Incentive Stock Option Plan adopted by the Company on August 13, 1996. Mr. Brown's options will fully vest and become exercisable upon the occurrence of the Offering.

(2) Each share in Euronet Holding N.V. will be exchanged for one share of Common Stock in the Company pursuant to the terms of the Exchange Agreement, dated December 17, 1996, among Euronet Services Inc., Euronet Holding N.V. and all of the shareholders and optionholders of Euronet Holding N.V.

(3) Potential realizable value is based on the assumption that the shares appreciate at the annual rates shown (compounded annually) from the date of grant until the expiration of the option term. Those numbers are calculated based upon the requirements promulgated by the Commission and do not reflect any estimate by the Company of future Share price increases.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding the stock options held as of December 31, 1996 by the Chief Executive Officer.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                SHARES                               OPTIONS                IN-THE-MONEY OPTIONS
                              ACQUIRED ON                   AT DECEMBER 31, 1996 (#)     AT DECEMBER 31, 1996 ($)(1)
                               EXERCISE        VALUE       ---------------------------   ---------------------------
            NAME                  (#)       REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  -----------   ------------   -----------   -------------   -----------   -------------
Michael J. Brown............       0              0             0          1,149,890          0         12,487,805

---------------

(1) Based upon the initial public offering price of $13 per Share minus the applicable exercise price.

COMPENSATION OF DIRECTORS

     The Company does not currently pay fees to its directors for attendance at meetings. Following completion of the Offering, the Company intends to pay each outside director a fee consistent with that paid by similar companies for attendance at meetings, together with reimbursement of out-of-pocket expenses incurred in connection with the directors' attendance at such meetings. No additional compensation will be paid for committee meetings held on the same day as a Board of Directors' meeting. Officers of the Company who are also directors will receive no additional compensation for serving as directors.

EMPLOYMENT AGREEMENTS

     Mr. Brown serves as the Chief Executive Officer, President and Chairman of the Board of the Company pursuant to an employment agreement dated December 17, 1996. Under the terms of his agreement, Mr. Brown is entitled to an annual salary of $100,000, subject to annual review and adjustments by the Board of Directors, and is reimbursed for all reasonable and proper business expenses incurred by him in the performance of his duties under the agreement. The terms of the agreement also provide that Mr. Brown will be entitled to fringe benefits and perquisites comparable to those provided to any or all of the Company's senior officers. The term of the agreement expires in December 1999. The term of the agreement, however, will be automatically extended on the same terms and conditions for successive periods of one year each unless declined by either party for any reason. In the event that Mr. Brown's employment with the Company is terminated by the Company for Cause (as defined in the agreement), or if Mr. Brown voluntarily terminates employment with the Company, he will be entitled to receive all compensation, benefits and reimbursable expenses accrued as of the date of such termination. In the event that Mr. Brown's employment with the Company is terminated by reason of death or Disability (as defined in the agreement), he (or his designated beneficiary) will be paid his annual salary at the rate then in effect for an additional one-year period. The agreement also contains certain non-competition, non-solicitation and non-disclosure covenants.

     The Company has also entered into employment agreements with Mr. Henry, Mr. Depenbusch and Mr. Colwill which expire in December 1999. Certain other key employees also have employment agreements.

STOCK OPTION PLANS

     Milestone Options. In accordance with the Shareholders' Agreement, dated February 15, 1996, as amended October 14, 1996 (the "Shareholders' Agreement"), the Company has reserved a total of 2,050,405 shares of Common Stock for issuance pursuant to Milestone Options granted under the Shareholders' Agreement to Mr. Brown and Mr. Henry, as well as certain other key employees of the Company. The Milestone Options are subject to the provisions of the Euronet Long-Term Incentive Stock Option Plan. See "-- The Long-Term Incentive Plan." The Milestone Options granted to Mr. Brown, Mr. Henry and Mr. Depenbusch have an exercise price equal to $2.14 per share and vest and become exercisable upon the earlier of October 14, 2006, or the date on which any one or more of the three performance goals described in the Shareholders' Agreement is attained. One-third of the Milestone Options vest upon the occurrence of each milestone. Upon the effectiveness of the Offering, Milestone Options granted to Mr. Brown, Mr. Henry and Mr. Depenbusch will fully vest and become exercisable. Milestone Options allocated at Mr. Brown's discretion to other management and key employees also have an exercise price of $2.14 per share, but are conditioned upon the completion of an initial public offering of the Company's Common Stock on or before June 30, 1997, and will vest in three equal installments of 33% of the grant beginning on the date of the Closing of the Offering, with the second and third portions vesting on the first and second anniversaries of the Offering, respectively. In the event that an initial public offering of the Company's common stock does not occur on or before June 30, 1997, the Milestone Options allocated to management and key employees (other than Mr. Brown, Mr. Henry and Mr. Depenbusch) will expire and again be available for reallocation at Mr. Brown's discretion. See "Certain Transactions."

     The Long-Term Incentive Plan. The Euronet Long-Term Incentive Stock Option Plan (the "Plan") was adopted by the Company on August 13, 1996. Pursuant to the provisions of the Plan, employees and consultants of the Company may be offered the opportunity to acquire shares of Common Stock by the grant of non-qualified stock options ("Options"). A total of 1,299,550 shares of Common Stock have been reserved for Options under the Plan. Options to purchase shares of Common Stock of the Company may be granted to eligible employees and consultants, as determined by the Board of Directors, in amounts reflecting the employee's or consultant's employment responsibilities and level of performance. The Options vest in five equal annual installments of 20% of the grant, and have a term of ten years. The exercise price per share of Common Stock purchased on exercise of Options is the value of the most recent transaction in equity securities as at the date of grant. Once vested, the Options may be exercised in whole or part. The Plan also incorporates various prior grants of Milestone Options under Shareholders' Agreement. In addition to Milestone Options, as of the date of this Prospectus, non-qualified stock options have been granted to certain employees of the Company, including Options to acquire 440,440 shares to Mr. Henry, Options to acquire 287,000 shares to Mr. Depenbusch as well as Options to acquire 335,510 shares to other key employees.

     Determination of Option Exercise Price. The Company has granted the options described above at an exercise price based on the estimated fair market value of the underlying shares of Common Stock. Fair market value has been determined by taking into consideration the per share price at which the most recent sale of equity securities was made by the Company to new investors with the exception of Milestone Options issued on October 14, 1996 and Incentive Stock Options issued in the last quarter of 1996, all with an exercise price of $2.14 per share. The fair market value of the shares underlying these options was determined to be $4.22 per share which is the cash price for the sale of Shares in the next succeeding third party purchase of Shares in February 1997.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. The Directors have established an Audit Committee of independent Directors. The Audit Committee will make recommendations concerning the engagement of independent accountants, review with the independent accountants the plans and results of the audit engagement, approve professional services provided by the independent accountants, review the independence of the independent accountants, consider the range of the audit and non-audit fees and review the adequacy of the Company's internal accounting controls. In addition, the Audit Committee will be responsible for reviewing and overseeing transactions between the Company and related parties or affiliated companies. Thomas A. McDonnell, Steven J. Buckley and Nicholas B. Callinan are members of the Audit Committee.

     Compensation Committee. The Directors have established a Compensation Committee with a majority of independent Directors, which will make determinations with respect to salaries and bonuses payable to the Company's Executive Officers and will administer the Company's Stock Option Plan. Michael
J. Brown, Thomas A. McDonnell, Steven J. Buckley and Nicholas B. Callinan will be members of the Compensation Committee. Prior to the Offering the Company did not have a Compensation Committee and compensation decisions were made by the Board of Directors. Mr. Brown does not participate in decisions regarding his own compensation.

COMPENSATION COMMITTEE INTERLOCKS

     Mr. Brown, the Chairman, President and Chief Executive Officer of the Company has made loans to the Company of which $262,000 was outstanding as of December 31, 1996. See "Certain Transactions -- Financings -- Loans from Mr. Michael J. Brown." There are no Compensation Committee interlocks.

                              CERTAIN TRANSACTIONS

FINANCINGS

     Between June 22, 1994 and the present, the Company and its existing shareholders have engaged in several transactions to provide the Company (including its predecessors and operating subsidiaries) with necessary financing. These transactions are summarized below. For the convenience of the reader all amounts of capital contributions made in Hungarian forints have been translated into U.S. dollars at the official middle rate established by the National Bank of Hungary on the date such capital contributions were made and all amounts of capital contributions made in Polish zlotys have been translated into U.S. dollars at the exchange rate quoted by the National Bank of Poland at noon on the date such capital contributions were made.

     Formation of the Company. Bank Access 24 Kft. ("Bank 24"), the predecessor of the Hungarian operating subsidiary of the Company, was established on June 22, 1994 by Michael Brown and Daniel Henry, both of whom are Directors of the Company. Mr. Brown received a 90% equity interest in Bank 24 in consideration for a contribution of $9,000 and Mr. Henry received a 10% interest in consideration of a contribution of $1,000.

     Original Joint Venture Agreement. On July 19, 1994 a Joint Venture Agreement (the "Original JVA") was entered into by Mr. Brown and DST Systems, Inc., Euroventures (Hungary) B.V. ("Euroventures"), Mark Callegari, Larry Maddox and Lawrence Schwartz. The Original JVA provided that the parties to the Original JVA would contribute capital to Bank 24 in exchange for ownership interests in Bank 24 in the following amounts:

                                                                         CAPITAL      PERCENTAGE
                             SHAREHOLDER                                CONTRIBUTION  OWNERSHIP
---------------------------------------------------------------------   ----------    ----------
Michael Brown........................................................   $  990,000      42.74%
DST Systems, Inc.....................................................   $1,000,000      34.72%
Euroventures.........................................................   $  300,000      10.42%
Mark Callegari.......................................................   $  200,000       6.93%
Lawrence Schwartz....................................................   $   50,000       1.74%
Larry Maddox.........................................................   $  100,000       3.74%

---------------

     Pursuant to the Original JVA, Mr. Henry transferred his 10% interest in Bank 24 to Mr. Brown for a purchase price equal to $1,000. At the time of the Original JVA Mr. Brown was granted an additional 8% equity interest in Bank 24 free of charge.

     Capital Increase and Amendment of Original JVA. On February 20, 1995, the Original JVA was amended by an Amended and Restated Joint Venture Agreement (the "Amended JVA") under which a new shareholder, the Hungarian-American Enterprise Fund ("HAEF"), and Euroventures agreed to purchase from a third party 100% of the equity interests in SatComNet Kft., which is now a subsidiary of the Company ("SatComNet"). HAEF acquired an 89% interest in SatComNet for a purchase price of $439,000 and Euroventures purchased an 11% interest in SatComNet for $52,000. Under the Amended JVA, HAEF also agreed to contribute $611,000 to Bank 24, Euroventures agreed to contribute $148,000 and a new shareholder, Hi-Care Trade and Development Company ("Hi-Care") agreed to contribute $197,000.

     The shareholders of SatComNet and Bank 24 exchanged their interests held in such companies to create identical ownership of the two companies, as follows:

                                                                                    PERCENTAGE
                                  SHAREHOLDER                                       OWNERSHIP
--------------------------------------------------------------------------------    ----------
Michael Brown...................................................................      30.29%
DST Systems, Inc................................................................      22.49%
HAEF............................................................................      23.61%
Euroventures....................................................................      11.24%
Hi-Care.........................................................................       4.50%
Mark Callegari..................................................................       4.50%
Larry Maddox....................................................................       2.25%
Lawrence Schwartz...............................................................       1.12%
                                                                                    ----------
TOTAL...........................................................................        100%
                                                                                    ========

     Bank 24 was then transformed into an "Rt.", a different form of Hungarian corporate entity.

     Under the Amended JVA, Mr. Henry was granted an option to purchase up to 6% of the shares of each of Bank 24 and SatComNet for a total purchase price of $246,000.

     Hi-Care entered into a lease with Bank 24 effective as of September 10, 1994 for the Company's current offices in Budapest. The entire amount contributed to the capital of Bank 24 by Hi-Care under the Amended JVA was immediately paid out to Hi-Care as a payment under such lease.

     Loans from Mr. Michael J. Brown. Mr. Brown established the Company's Polish operating subsidiary, Bankomat 24 Sp. z o.o. ("Bankomat"), on August 8, 1995. Upon its formation, Mr. Brown contributed $2,000 to Bankomat and was the sole interest holder of Bankomat. A capital increase in the amount of $61,000 was made on December 7, 1995. On August 31, 1995, Mr. Brown agreed to make revolving loans in the amount $125,000 to Bankomat at a rate of interest of 10% per year. The amount of such loans was increased to $195,000 as of May 21, 1996. As of December 31, 1996 $262,000 was outstanding under such loans and other loans made by Mr. Brown to the Company consisting of $67,000 in loans at an interest rate of 10% relating to the establishment of Bankomat. A portion of the proceeds of the Offering will be used to repay these loans in full.

     Formation of Euronet Holding N.V. On February 15, 1996 the shareholders in Bank 24 and SatComNet and Hi-Care (the "Original Investors") terminated the Amended JVA and entered into the Shareholders' Agreement reorganizing the ownership of Bank 24, SatComNet and Bankomat. Under the Shareholders' Agreement, the Original Investors contributed all of their shares and interests in Bank 24, SatComNet and Bankomat to Euronet Holding N.V., which was established on March 27, 1996 as a holding company. In addition, four new shareholders made cash contributions to the capital of Euronet Holding N.V in exchange for preferred stock of Euronet Holding N.V., as follows:

                                                                                        NUMBER OF
                                                                                        SHARES OF
                                                                                     PREFERRED STOCK
                                                                     CONTRIBUTION      OF EURONET
                         NEW SHAREHOLDERS                             COMMITMENT      HOLDING N.V.
------------------------------------------------------------------   ------------    ---------------
Advent Private Equity Fund CELP...................................    $ 1,250,000         875,000
Hungarian Private Equity Fund.....................................    $   500,000         350,000
Poland Investment Fund............................................    $ 1,250,000         875,000
Poland Partners L.P...............................................    $ 3,000,000       2,100,000

     Concurrently with these transactions, Euroventures purchased the shares and interests of Hi-Care in Bank 24 and SatComNet.

     The Shareholders' Agreement provided that the Original Investors and management of Euronet Holding N.V. would be granted certain awards of preferred shares, and in the case of Mr. Brown, Common Shares, of Euronet Holding N.V. in consideration of the payment of the par value ($0.02) of such shares if certain goals ("Milestones") were attained by the Company (the "Milestone Awards"). Specifically, the following Original Investors were to receive the following amounts of preferred shares or Common Shares of Euronet Holding N.V.:

                                                                               NUMBER OF SHARES
                     ORIGINAL INVESTOR OR MANAGEMENT MEMBER                     TO BE AWARDED
    ------------------------------------------------------------------------   ----------------
    Michael Brown...........................................................   up to 1,117,620
    DST Systems, Inc. ......................................................   up to  258,300
    HAEF....................................................................   up to  271,110
    Euroventures............................................................   up to  180,810
    Mark Callegari..........................................................   up to    51,597
    Larry Maddox............................................................   up to    25,802
    Lawrence Schwartz.......................................................   up to    12,901
    Daniel Henry............................................................   up to  593,670

     Pursuant to the Shareholders' Agreement Euronet Holding N.V. was entitled to call a "standby round" of investment from DST Systems, Inc., Poland Partners L.P., Hungarian Private Equity Fund and the Advent Private Equity Fund CELP of up to $3,000,000 in the aggregate from such shareholders at a per share price of $2.14 for one tranche and $10.00 per share for a second tranche subject to certain conditions. The first tranche of this standby round was called on November 26, 1996 and 466,669 Series B convertible preferred shares of Euronet Holding N.V. were issued in exchange for $1 million. The Company's right to call the remainder of the standby round commitment will terminate on the termination of the Shareholders' Agreement which will occur on the execution of the underwriting agreement to be executed in connection with this Offering

     In addition, the Shareholders' Agreement provided that Mr. Brown would be reimbursed by the shareholders for up to $100,000 for expenses incurred from December 1994 to May 1995, and by the Company for expenses incurred from June 1, 1995 to March 27, 1996 relating to the establishment of Bankomat. On October 11, 1996, Euronet Holding N.V. adopted a revision to its Articles of Association effecting a ten for one stock split.

     On October 14, 1996, the Shareholders' Agreement was amended (the "First Amendment") and the Milestone Award arrangements were modified to provide for two different types of grants:

     (i) Milestone Awards of preferred shares of Euronet Holding N.V. in exchange for payment of par value ($0.02), to all Original Investors except Mr. Brown,

     (ii) Options to purchase Common Shares and preferred stock of Euronet Holding N.V. to Mr. Brown, and options to purchase preferred shares of Euronet Holding N.V. to Mr. Henry, Mr. Depenbusch and certain other employees of the group at a purchase price of $2.14 per share ("Milestone Options"). The number of shares of Euronet Holding N.V. subject to these option arrangements was increased as compared with the amounts that were to be awarded under the Shareholders Agreement to take into account the fact that consideration was now to be paid for such shares. The following numbers of Milestone Options were granted to directors and officers of the Company: Michael Brown (1,149,890 of Common Shares and preferred stock of Euronet Holding N.V.); Daniel Henry (599,340 preferred shares of Euronet Holding N.V.); and Dennis Depenbusch (226,450 preferred shares of Euronet Holding N.V.).

     All Milestone Awards of Common Shares of Euronet Holding N.V. will be made effective as of the closing of the Offering and all Milestone Options will become vested upon the closing of the Offering, with the exception of 49,819 Options to certain key employees which will vest equally over two years following the Offering. See "Management -- Stock Option Plans."

     The Reorganization. In December 1996, the Company, shareholders and optionholders of Euronet Holding N.V. entered into an Exchange Agreement pursuant to which (i) 10,296,076 shares of Common Stock will be issued to the shareholders of Euronet Holding N.V. in exchange for all of the Common Shares of Euronet Holding N.V., (ii) options to acquire 3,113,355 shares of Common Stock will be granted to the holders of options to acquire 3,113,355 Common Shares of Euronet Holding N.V. in exchange for all of such options and (iii) awards with respect to 800,520 shares of Common Stock will be issued to the holders of awards with respect to 800,520 preferred shares of Euronet Holding N.V. in exchange for all such awards. Such exchange is subject to and will be effective upon the execution of the underwriting agreement to be executed in connection with the Offering. Euronet Holding N.V. will be dissolved following the Reorganization. In connection with the Reorganization, the Shareholders' Agreement will be terminated.

     GE Capital Investment. On January 31, 1997, the Company signed a subscription agreement (the "Subscription Agreement") with General Electric Capital Corporation ("GE Capital") pursuant to which GE Capital agreed to subscribe for preferred stock of Euronet Holding N.V. for an aggregate purchase price of $3 million which will entitle GE Capital to receive 710,507 shares of Common Stock of the Company in connection with the Reorganization, resulting in a per Share purchase price of $4.22. Under a "claw back" option, the Company has the right to repurchase up to 292,607 of such shares for nominal consideration in the event of a public or private offering of the Company's Common Stock where the Company is attributed a valuation that is higher than that used for purposes of the Subscription Agreement, including the offering made hereby. The Subscription Agreement also includes certain reciprocal rights of the parties to act as preferred providers of services to each other in Poland, Hungary, the Czech Republic, Germany and Austria. In particular, the Company will be a preferred provider of outsourced ATM services to certain banks affiliated with GE Capital and GE Capital will be a preferred provider of equipment financing and satellite telecommunications to the Company.

ATM PURCHASE OPTION

     On March 10, 1995 Bank 24 entered into a Master Rental Agreement with HFT Corporation ("HFT") pursuant to which HFT agreed to lease ATM machines to Bank 24 pursuant to operating leases which are treated, for U.S. GAAP purposes only, as capital leases. On the same date, HFT granted an option to purchase the ATM machines which were the subject of this Master Rental Agreement to Windham Technologies, a company controlled by Michael Brown and Mark Callegari. On March 25, 1995, Windham Technologies executed a unilateral undertaking (the "Undertaking") to sell such machines to Bank 24 for a purchase price which was equal to the price paid by Windham, plus incidental expenses. All ATMs operated by the Company are subject to this arrangement. As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company intends to restructure these arrangements as capital leases under Hungarian law and has recorded an accrual in this respect.

WINDHAM TECHNOLOGIES INC.

     Windham Technologies Inc. ("Windham") holds the option to purchase certain ATMs at the end of the lease term. Windham is jointly owned by two shareholders of Euronet Holding N.V. Windham has signed an undertaking to contribute these assets to Euronet N.V. at the end of the lease at a bargain purchase price of $1 plus incidental expenses.

     In addition, payments of $425,000, $320,000 and $66,000 have been made for the years ended December 31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December 31, 1994, respectively, to Windham. These payments cover the services and related expenses of consultants seconded by Windham to Euronet N.V. These services include AS400 computer expertise, bank marketing and management support.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Shares as of February 15, 1997, and after giving effect to the Offering by (i) each shareholder known by the Company to own beneficially more than 5% of the Shares, (ii) all Directors and Executive Officers of the Company as a group and (iii) each Selling Shareholder.


                                                   SHARES                              SHARES
                                                BENEFICIALLY      SHARES TO BE      BENEFICIALLY
                                               OWNED PRIOR TO     SOLD IN THE       OWNED AFTER
                                                THE OFFERING        OFFERING      THE OFFERING(1)
                                             ------------------   ------------   ------------------
                                             NUMBER OF             NUMBER OF     NUMBER OF
               SHAREHOLDERS                  SHARES(2)     %       SHARES(1)     SHARES(2)     %
-------------------------------------------  ---------   ------   ------------   ---------   ------
Michael J. Brown(3)........................  3,562,370   31.24%      354,515     3,132,277   21.69%
Daniel R. Henry(4).........................    775,600    6.80%      103,985       671,615    4.65%
Dennis Depenbusch(5).......................    283,850    2.49%       51,345       232,505    1.61%
Peter Nagy(6)..............................     21,980        *           --        21,980        *
Nicholas B. Callinan(7)....................      7,648        *        1,750         5,898        *
DST Systems, Inc...........................  1,414,077   12.40%           --     1,649,357   11.42%
Euroventures...............................    935,410    8.20%      233,852       512,908    3.55%
Mark R. Callegari..........................    267,260    2.34%       66,800       153,404    1.06%
Larry Maddox...............................    133,630    1.17%       33,400        76,702        *
Lawrence Schwartz..........................     66,710        *       16,700        38,277        *
HAEF.......................................  1,403,010   12.31%      350,753       798,702    5.53%
Poland Partners L.P........................  2,294,446   20.12%      525,000     1,769,446   12.25%
Advent Partners L.P........................     38,241        *        8,750        29,491        *
Advent Private Equity Fund -- CELP.........    917,777    8.05%      210,000       707,777    4.90%
Poland Investment Fund L.P.................    956,018    8.39%      218,750       737,268    5.11%
Hungarian Private Equity Fund..............    382,410    3.35%       87,500       294,910    2.04%
General Electric Capital Corporation(8)....    710,507    6.23%           --       710,507    4.92%
All Directors and Executive Officers as a
  group (4 persons)........................  4,629,468   40.60%      511,595     4,042,295   27.99%


---------------

* The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding Shares.

(1) Assumes no exercise of the Underwriters' over-allotment option. Also reflects transfers of existing shares of Common Stock among certain shareholders at the time of the Offering.

(2) Based on 11,401,418 Shares outstanding prior to the Offering and 14,440,068 Shares outstanding after the Offering. Calculations of percentage of beneficial ownership assume the exercise by only the respective named stockholder of all options for the purchase of Shares held by such stockholder which are exercisable within 60 days of January 1, 1997

(3) Includes an aggregate of 1,985,270 shares of Common Stock issuable pursuant to options (including Milestone Options) exercisable within 60 days of January 1, 1997. Shares beneficially owned by Mr. Brown prior to Offering include 835,380 Shares that Mr. Brown has the right to acquire from existing shareholders of the Company pursuant to an option agreement. Shares beneficially owned by Mr. Brown after the Offering include 759,802 Shares acquired by Mr. Brown pursuant to such option agreement.

(4) Includes an aggregate of 775,600 shares of Common Stock issuable pursuant to options (including Milestone Options) exercisable within 60 days of January 1, 1997.

(5) Includes an aggregate of 283,850 shares of Common Stock issuable pursuant to options (including Milestone Options) exercisable within 60 days of January 1, 1997.

(6) Includes an aggregate of 21,980 shares of Common Stock issuable pursuant to options exercisable within 60 days of January 1, 1997.

(7) Mr. Callinan's shares are held indirectly through his interest in Advent Partners L.P.


(8) The Company has the right to repurchase up to 292,607 shares of Common Stock from General Electric Capital Corporation for nominal consideration upon completion of the Offering. See "Certain Transactions -- GE Capital Investment."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 30 million shares of Common Stock, par value $0.02 per share and 10 million shares of Preferred Stock, par value $0.02 per share. The following summary description of the capital stock of the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. The holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are, and the Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further action by the stockholders, to issue any or all shares of authorized Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of the Company. As of the date of this Prospectus, the Company has not authorized the issuance of any Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     Certain provisions of the Certificate of Incorporation and By-Laws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or make more difficult a takeover attempt that a stockholder might consider in its best interest. See "Risk Factors -- Anti-takeover Provisions." Set forth below is a description of certain provisions of the Company's Certificate of Incorporation and By-Laws.

     The Certificate of Incorporation provides that the Board of Directors of the Company be divided into three classes of directors serving staggered three-year terms. The classes of directors will be as nearly equal in number as possible. Accordingly, approximately one-third of the company's Board of Directors will be elected each year. See "Management -- Directors, Executive Officers and Other Key Employees." The Certificate of Incorporation provides that the number of directors will be determined by the Board of Directors.

     The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under federal securities laws.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder,
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

REGISTRATION RIGHTS

     Pursuant to an agreement (the "Registration Rights Agreement") dated March 13, 1996, among Euronet Holding N.V. (the predecessor to the Company) and the following shareholders: Advent Private Equity Fund CELP, Poland Investment Fund, the Hungarian Private Equity Fund L.P., Poland Partners L.P., Michael J. Brown, Larry Maddox, Mark Callegari, Lawrence Schwartz, DST Systems, Inc., Euroventures and HAEF (each a "Holder" and collectively the "Holders"), the Holders and all other shareholders were granted certain rights with respect to the registration of their shares of Common Stock under the Securities Act.

     Under the terms of such agreement, which apply by succession to the Company, Holders of no less than 12% of the shares of Common Stock of the Company can demand that the Company effect up to four registrations of the Common Stock under the Securities Act with respect to all or any portion of their shares provided that each demand relates to a registration of at least $4 million worth of Common Stock. The Company can delay such a demand for a period not in excess of 120 days, and not more than once in any 12 month period, if at the time of such demand the Company is in the process of preparing a registration statement for a public offering (other than a registration statement solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable) which is filed and becomes effective within 90 days after such demand.

     In addition, if the Company at any time initiates a registration under the Securities Act (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable), all shareholders are entitled to notice of such registrations and to include their shares of Common Stock in such registration subject to certain limitations.

     After the Company has qualified for use of Form S-3, all shareholders will have the right to request an unlimited number of registrations on Form S-3 (but the Holders as a group may not make more than two such requests in any given 12 month period and not more than four in the aggregate), provided that the aggregate offering price of such shareholder's shares of Common Stock exceeds $500,000 and the Company has initiated a proposed registration. The Company can delay such a request for a period not in excess of 120 days if at the time of such request the Company is in the process of preparing a registration statement for a public offering (other than a registration statement solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act is applicable) which is filed and becomes effective within 90 days after such request.

     In all cases the registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shareholders shares to be included in such registration. The Company is required to bear the expenses of all such registrations, except for underwriters' fees, discounts and commissions. Registration rights are assignable to any assignee of at least 50% of shares conveyed who agrees to be bound by the terms and conditions of the Registration Rights Agreement within ten days of such assignment. The Offering is being conducted in accordance with the terms of the Registration Rights Agreement.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is State Street Bank and Trust Company.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

                         FOR NON-U.S. HOLDERS OF SHARES


     The following general discussion is a summary of certain United States federal income and estate tax considerations applicable to the ownership and disposition of Shares by "Non-U.S. Holders". In general, a "Non-U.S. Holder" is a beneficial owner of Shares other than: (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or (iii) an estate or trust, the income of which is includable in gross income for United States income tax purposes regardless of its source. The term "Non-U.S. Holder" does not include certain individuals who formerly were either citizens or long-term lawful permanent residents of the United States within the ten-year period immediately preceding the date of this Prospectus and whose loss of United States citizenship or lawful permanent residency status had as one of its principal purposes the avoidance of United States taxes.

     This discussion is based on current law, which is subject to change and is for general information purposes only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and it is not intended to be a complete description of all United States federal income and estate tax considerations attendant to the ownership and disposition of Shares. Furthermore, this summary does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and it does not take into account United States state and local or non-U.S. tax consequences. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES.

NON-U.S. HOLDERS

Dividends

     The Company does not anticipate paying cash dividends on the Shares in the foreseeable future. Although the Company may in the future consider paying cash dividends on the Shares, the Board of Directors of the Company has made no decision with respect to the payment of any such dividends, including the timing and amount of any such dividend. See "Dividend Policy." Distributions to a Non-U.S. Holder in respect of Shares will be treated as a dividend for United States federal income tax purposes to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Such distributions ordinarily will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-U.S. Holders conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment in the United States generally will be subject to United States federal income tax at regular rates on a net income basis (and, in the case of a Non-U.S. Holder that is a corporation, under certain circumstances may be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be applicable under an income tax treaty), but generally will not be subject to withholding tax if the Non-U.S. Holder files certain forms with the payor.

     Distributions by the Company in excess of the Company's current and accumulated earnings and profits as determined for United States federal income tax purposes will be treated first as a tax-free return of capital to the U.S. Holder, reducing the tax basis of the U.S. Holder's Shares by the amount of such distribution (but not below zero) with distributions in excess of the U.S. Holder's tax basis taxable (to the same extent described below) as a sale or exchange of Shares. accumulated earnings and profits, the Non-U.S. Holder would be entitled to seek a refund of such amounts by filing an appropriate claim for refund with the IRS.

     For purposes of determining whether United States federal tax should be withheld at the 30% rate or at a lower rate as prescribed by an applicable tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under United States Treasury regulations proposed in 1996 that would apply to payments made after December 31, 1997, a Non-U.S. Holder of Shares would be required to file certain information with the payor of the dividends to obtain a reduced withholding rate on dividends under an income tax treaty.

Sale or Other Disposition of Shares

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Shares unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the branch profits tax also may apply if the Non-U.S. Holder is a corporation), (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and who holds Shares as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to United States federal tax pursuant to rules applicable to certain United States expatriates or (iv) the Company is or has been a United States real property holding corporation for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period for such Shares. A Non-U.S. Holder that did not directly or indirectly own more than 5% of the Shares during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the Shares were "regularly traded" on an established securities market.

Estate Tax

     In general, the estate of an individual who is not a citizen or resident of the United States (as defined for United States estate tax purposes) will be subject to liability for United States federal estate tax if the fair market value of the property included in such estate for United States federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Shares owned or treated as owned by such an individual at the time of death will be included in such individual's taxable estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

     Payments of dividends and proceeds from the sale or disposition of Shares may be subject to information reporting to the IRS and to a 31% United States federal backup withholding tax. Information reporting and backup withholding generally will not apply, however, to a Non-U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. In addition to any required information reporting, the Company will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the amount of tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply even if the United States federal withholding tax was reduced or eliminated by an applicable tax treaty. This information also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides in accordance with the provisions of an applicable income tax treaty.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, assuming an offering price of $13 per Share (the midpoint of the range on the cover page of this Prospectus) 14,440,068 Shares will be in issue (assuming no exercise of the Underwriters' over-allotment option). The Shares offered hereby will be freely tradeable (other than by an "affiliate" of the Company as defined under the Securities
Act) in the public market without restriction under the Securities Act. The remaining 9,140,068 outstanding Shares were issued by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act. These Shares, after giving effect to the Offering (assuming the Underwriters' over-allotment option is not exercised) and the 180-day lock-up period described under "Underwriting" will be eligible for resale under Rule 144 in the following amounts and on the following dates: 434,217 Shares on September 2, 1997; 3,713,710 on March 27, 1998; 77,777 Shares on November 27, 1998; 194,446 Shares
on December 3, 1998; 113,428 Shares on December 9, 1998; 918,750 Shares on December 12, 1998; 81,018 Shares on December 17, 1998; 656,250 Shares on December 23, 1998; 1,575,000 Shares on January 31, 1999; 710,507 Shares on
February 7, 1999; and 664,965 Shares on March 6, 1999. Such Shares may be resold only in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom. In addition, Michael Brown and the other existing shareholders of the Company were granted rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of shares of Common Stock by the Company. See "Description of Capital Stock -- Registration Rights" and "Underwriting". In addition, of the 2,808,533 options to purchase Shares outstanding, 1,969,116 are currently exercisable. Any Shares issued on the exercise of these options would be available for sale subject to Rule 701 or another exemption from the registration requirements of the Securities Act (including Regulation S under the Securities Act) following the expiration of the 180-day lock-up period described above. Furthermore, the Company intends to register under the Securities Act, as soon as practicable following the Offering, approximately 3,045,133 Shares reserved for issuance to its employees and directors under its employee benefits plans. See "Management."

     In general, under Rule 144 as currently in effect, if a minimum of two years has elapsed since the later of the date of acquisition of the securities from the issuer or from an affiliate of the issuer, a person (or persons whose Shares are aggregated), including persons who may be deemed "affiliates" of the Company, as that term is defined in the Securities Act ("Affiliates"), would be entitled to sell within any three-month period a number of Shares that does not exceed the greater of (i) 1% of the then outstanding Shares (137,296 Shares immediately after consummation of the Offering, or 145,246 Shares if the over-allotment option is exercised in full) and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions as to the manner of sale, notice requirements and the availability of current public information about the Company. In addition, under Rule 144(k), if a period of at least three years has elapsed since the later of (i) the date restricted securities were acquired from the Company and (ii) the date they were acquired from an Affiliate of the Company, a shareholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell Shares in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods.

     The Company and its Directors, Officers and certain other shareholders have agreed not to offer for sale, sell or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person of), directly or indirectly, any Shares, with certain limited exceptions, for a period of 180 days after the date of this Prospectus without the prior written consent of ING Barings on behalf of the Underwriters.

     Prior to the Offering, there has been no market for the Shares and no prediction can be made as to the effect, if any, that sales of the Shares or the availability of such Shares for sale will have on the market price prevailing from time to time. Sales of the Shares in the public market or the perception that such sales may occur may have an adverse impact on such market prices.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") between the Company and the U.S. Underwriters named below (the "U.S. Underwriters") and the International Underwriters named below (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the number of Shares (collectively, the "Shares") set forth opposite its name below:


                                                                                     NUMBER
                                U.S. UNDERWRITER                                   OF SHARES
--------------------------------------------------------------------------------   ----------
ING Baring (U.S.) Securities, Inc...............................................
Arnhold and S. Bleichroder, Inc.................................................
Nomura Securities International, Inc............................................

                                                                                   ----------
     Total......................................................................
                                                                                    =========



                                                                                     NUMBER
                           INTERNATIONAL UNDERWRITER                               OF SHARES
--------------------------------------------------------------------------------   ----------
Baring Brothers Limited.........................................................
Credit Suisse First Boston (Europe) Limited.....................................
Nomura International............................................................

                                                                                   ----------
     Total......................................................................
                                                                                    =========



     Baring Brothers Limited, as agent for ING Bank N.V., London Branch ("Baring Brothers"), is acting as Global Coordinator (the "Global Coordinator") for the Offering. ING Baring (U.S.) Securities, Inc., Arnhold and S. Bleichroder, Inc. and Nomura Securities International, Inc. are acting as representatives of the U.S. Underwriters and Baring Brothers, Credit Suisse First Boston (Europe) Limited and Nomura International are acting as representatives of the International Underwriters.



     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Shares if any such Shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Company has been advised by the Global Coordinator that the several Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page hereof, and to certain dealers at such price less a concession not in excess of
$          per Share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $          per Share to other dealers. After the
initial public offering, the public offering price and such concessions may be changed.

     A portion of the shares of Common Stock offered hereby are being offered outside the United States. Offers and sales of shares of Common Stock outside the United States are being made pursuant to Regulation S and such shares are not being registered under the Securities Act for the purpose of sales outside the United States. A registration statement under the Securities Act is in effect for offers and sales in the United States of shares of Common Stock that were initially offered or sold outside the United States.

     The Company has granted to the Underwriters an option to purchase collectively up to 795,000 additional Shares exercisable for 30 days after the date hereof, solely to cover over-allotments, if any, at the public offering price set forth on the cover page of this prospectus less the underwriting commissions. To the extent that the Underwriters exercise such option, each such Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such Shares that the number of Shares set forth next to such Underwriter's name in the preceding table in the Prospectus relating to the Offering bears to the total number of all such Shares to be purchased and offered by the Underwriters.

     Prior to the Offering, there has been no established market in the United States or elsewhere for the Shares. The public offering price will be determined by the Company in consultation with the Underwriters. It is expected that the price determination will take several factors into account, including an assessment of the Company's results of operations, the future prospects of the Company and the prevailing market and economic conditions at the time of the Offering.

     Each International Underwriter has severally agreed that, as part of the Offering, (a) it is not purchasing any Shares for the account of any United States Person (as defined below), and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Offering to any person within the United States or to any United States Person. Each U.S. Underwriter has severally agreed that, as part of the Offering, (a) it is not purchasing any Shares for the account of anyone other than a United States Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute this Prospectus to any person outside the United States or to anyone other than a United States Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Among Syndicates. As used herein, "United States Person" means any person who is a national or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or any estate or trust the income of which is subject to United States or federal income taxation, regardless of its source (other than any non-United States branch of any United States Person) and includes any United States branch of a person other than a United States person, "U.S." or "United States" means the United States of America (including the States thereof and the District of Columbia), its territories, its possessions and all areas subject to its jurisdiction.

     Each International Underwriter has agreed that (a) it has not offered or sold and will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Shares if that person if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Among Syndicates, sales may be made between U.S. Underwriters and the International Underwriters of such number of Shares as may be mutually agreed. The Global Coordinator may allocate the Shares for the Offerings as deemed appropriate by the Global Coordinator. The price of any Shares so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers.

     Subject to certain exceptions, the Company and shareholders of the Company holding in the aggregate 8,159,206 Shares and holders of options to purchase 2,041,830 Shares have agreed that they will not directly or indirectly offer or sell any Shares (or securities convertible into any Shares), other than in the Offering, for a period of 180 days after the commencement of the Offering without the prior written consent of the Representative.


     The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "EEFT".


     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

     The validity of the Shares offered hereby will be passed upon for the Company by Arent Fox Kintner Plotkin & Kahn and for the Underwriters by Shearman & Sterling.

                                    EXPERTS

     The Consolidated Financial Statements of the Company for the period from June 22, 1994 (inception) to December 31, 1994, the years ended December 31, 1995 and 1996 and as of December 31, 1994, 1995 and 1996, included in this Prospectus have been audited by KPMG Polska Sp. z o.o., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                                                         ANNEX A

                    COUNTRY INFORMATION: HUNGARY AND POLAND

     The economic political and statistical information provided in this section is based on secondary sources available to the Company. The information included in this section does not purport to cover all aspects of the issues and matters discussed herein and should not be construed as doing so.

THE REPUBLIC OF HUNGARY

     The following economic and exchange control information regarding the Republic of Hungary has been extracted from official publications of the National Bank of Hungary (the "NBH"), the Hungarian Ministry of Industry and the Hungarian Central Statistical Office.

     GENERAL

     The Republic of Hungary, which lies in Central Europe, covers an area of approximately 93,000 square kilometers. The population of Hungary, as estimated by the Hungarian Central Statistical Office, was 10.2 million as of January 1, 1996, compared with 10.7 million in 1980. Approximately 62% of the total population lives in urban areas, and approximately 2.0 million people live in the capital, Budapest, which is Hungary's political, administrative, cultural and commercial center.

     In April 1996, Hungary joined the OECD. It has been an associate member of the European Union since December 1991. It is a member, together with Poland, the Czech Republic and Slovakia, of the Central European Free Trade Association.

     GOVERNMENT

     During the late 1980s, the political system in Hungary underwent dramatic changes. In 1989 non-communist political parties were established and initial steps were taken toward the first free elections in the country since 1947. On October 23, 1989, the country's name was changed from "The Hungarian People's Republic" to the "Republic of Hungary" and the constitution was substantially amended. Under its new constitution, Hungary instituted a multiparty democratic government. In March and April 1990, the 386 members of Hungary's unicameral parliament were elected by popular vote for a term of four years. In 1994 the Hungarian Socialist Party joined with the Free Democrats to defeat the centre-right coalition government that had initiated reforms in 1989 and to form a coalition government with a 72% majority in parliament. Gyula Horn was elected Prime Minister. The next scheduled general election is in 1998. Parliament is the supreme legislative body of the Hungarian government (the "Government"). The President of Hungary, the Prime Minister, the members of the Constitutional Court, the president and vice-presidents of the State Audit Office, the president of the Supreme Court and the Attorney General are elected by a vote of Parliament.

     ECONOMY

     Since 1989, steps have been taken to accelerate the development of a market economy in Hungary. However, Hungary was not able to insulate itself from the downturn in economic activity that affected all of Central and Eastern Europe after the dissolution of the Council for Mutual Economic Assistance ("COMECON"), an economic and trade organization sponsored by the former Soviet Union that included many formerly communist countries. GDP declined between 1990 and 1993. The fall in GDP during this period was mainly attributable to structural reform, the collapse in trade with the former COMECON countries and their lack of convertible currencies to pay for Hungarian exports, the embargo on trade with Yugoslavia and Bosnia and the recession in Eastern Europe. In 1994, however, GDP increased by 2.9%.

     In 1995, key economic indicators reflected mixed economic performance. The central budget deficit (excluding social security funds) stood at Hungarian forints ("HUF") 160.6 billion for 1995 and the current account deficit for 1995 was $2.48 billion. The rate of inflation (as measured by increases in consumer prices) increased to 28.2% in 1995 although unemployment fell during that period. Exports in 1995 were valued at HUF 1,622.0 billion. The trade deficit in 1995 was HUF 314.4 (US$ 2.56) billion and GDP increased by 1.5%.

     On March 12, 1995, the Hungarian government announced important economic and monetary policy reforms. These measures were intended to reduce government expenditures, narrow the foreign trade deficit, stabilize inflation, lower the rate of domestic consumption, stimulate domestic savings and promote corporate business activity.

     The measures included a 9% devaluation of the forint and the introduction of a "crawling peg" devaluation scheme, leading to an aggregate devaluation of approximately 29% in 1995. A temporary 8% supplementary duty was imposed on imports, excluding primary energy imports, investment goods and components for export products. The mandatory conversion of export revenues of businesses into forints was abolished. The measures also included reductions in certain social welfare benefits and salary ceilings in public sector jobs.

     The transition to a market-oriented economy in Hungary has had a significant impact on prices, wages and employment. By the end of 1990, the prices of over 90% of goods and services were free from regulation. Prices rose rapidly during late 1990 and early 1991 and consumer prices increased by 35% in 1991. The rate of inflation began to moderate during the latter half of 1991 and continued to subside in 1992 with the increase in consumer prices averaging 23% for the year. The rate of inflation, as measured by increases in consumer prices, remained fairly constant in 1993 at 22.5% and then declined to 18.8% in 1994. During 1995, the annual rate of inflation increased with consumer prices increasing by 28.2%. In 1995, price increases included a 50% rise in energy prices and a 31.1% rise in food prices.

     From 1990 to 1993, nominal wages increased, although at a slower rate than the increase in consumer prices over the same period. As a result, real wages in each year declined. In 1994, however, the increase in nominal wages exceeded the increase in consumer prices, causing real wages to grow. The monthly average nominal wage (before taxes) in Hungary in 1995 was HUF 38,900, 16.9% higher than in 1994.

     The unemployment rate in Hungary at December 31, 1992, was 13.2% with over 663,000 registered as unemployed. The number of registered unemployed at December 31, 1993 was 632,000, which represented an unemployment rate of 12.6%. Since 1993, unemployment has continued to decline. At December 31, 1994 the number of registered unemployed was 520,000, which represented an unemployment rate of 10.9%. At the end of 1995, the number of registered unemployed was 496,000 which represented an unemployment rate of 10.4%.

     EXCHANGE CONTROL

     Legislation was enacted in late 1995 by the Hungarian parliament to further liberalize foreign exchange for commercial transactions (Foreign Exchange Act, Law XCV 1995). This came into effect on January 1, 1996 and meets the requirements of both the International Monetary Fund (Section VIII) and the Organization for Economic Cooperation and Development on convertibility of current items.

     Pursuant to the Foreign Exchange Act, the forint is freely convertible except for capital movements and related transactions, which are controlled by the Hungarian Government through the NBH.

     Certain currency-related bank activities, other than those which involve foreign trade transactions, require the permission of the NBH. These include, without limitation:

     -  transfer of credit abroad;

     - monetary exchange, whether into convertible currency or into HUF where payment is by convertible currency, or any other possession of convertible currency;

     - purchase, gift or other contracts related to domestic properties between Hungarian and foreign parties or by Hungarian parties for the benefit of foreign parties; and

     -  the write-off of debt in convertible-currency.

     However, an important area exempt by statute from the general requirement of exchange control licensing is investment, including investment by an investment company in shares in Hungary by foreign parties.

     Currently, companies not established in duty-free zones may only maintain local currency books. However, a Hungarian company, which is either partly or wholly foreign-owned, may keep the cash portion of the foreign partners' capital contribution in a separate convertible-currency bank account. The convertible-currency account may also be used pay expenses abroad.

     Pursuant to this legislation, a Hungarian business may purchase convertible foreign currency to effect payments in connection with its business activities. Prior consent need not be obtained and there is no limit to the amount of foreign currency which may be purchased or received by that business in connection with those business activities. Any convertible foreign currency must either be remitted to a beneficiary abroad or back to Hungary to be deposited in a convertible foreign currency account with an authorized Hungarian financial institution. This account may be used both for payments out in the relevant foreign currency or for conversion into forints.

     Since April 1995, Hungarian companies have been able to deposit income from foreign trace contracts and foreign exchange loans in their hard currency account and to make payments from these accounts (similarly in hard currency) in respect of foreign trade contracts, interest or principal on foreign exchange loans or, with permission from the NBH, for other purposes. Hungarian companies may not conduct trade amongst themselves in a foreign currency. Money in a convertible currency may be converted into forints or other convertible currencies.

POLAND

     GENERAL

     Poland is the largest economy in Central Europe. The country has a population of 38.5 million people. Poland occupies 313,000 square kilometers and is strategically located just south of the Baltic Sea with Germany to the West, the Czech and Slovak Republics to the South and Ukraine, Belarus, Russia and Lithuania to the East. The country is divided into 99 counties and Warsaw, the capital, is the country's commercial and political center.

     In November 1996, Poland joined the OECD. It is an associate member of the European Union and hopes to be a full member by the year 2000. It is a member, together with Hungary, the Czech Republic and Slovakia, of the Central European Free Trade Area.

     GOVERNMENT

     In 1952 Poland adopted a constitution that institutionalized a system of de facto one-party rule by the Polish United Workers' Party (the "Polish Communist Party"). Government policy during this period was guided by a program of nationalization of industry, expropriation of large land holdings, central planning of the economy and the suppression of political dissent. Frequent political and economic crises occurred in the 1960s and 1970s.

     Solidarity, the first independent trade union in the Soviet bloc, was formed in 1980 and soon consolidated a growing popular discontent with the communist government. In April 1989, the communist government and the democratic opposition led by Solidarity agreed to a power-sharing arrangement and in June 1989 competitive elections to a bicameral Parliament were held. The overwhelming victory of Solidarity candidates in these elections for available seats in the Parliament signaled the end of the political monopoly of the Polish Communist Party. In May 1990, local elections were held in which Solidarity achieved a similar victory. In November 1990, Lech Walesa, who had played an historic role in the information and leadership of Solidarity, was elected President. In the first completely free parliamentary elections in 1991, 23 parties were elected to parliament with the largest party not having more than 14% of the seats. There were five governments between 1989 and 1993 and, following a change in the electoral procedure prior to the second general election in 1993, the national reform parties centered around the Union Democrats, a Solidarity-splinter group, were defeated. The three governments since then, including the current one under Prime Minister Cimoszewicz, have been based on the ex-communist Social Democrats
(SLD) and the Polish Peasant Party (PSL).

     After Walesa's defeat in the presidential elections in November 1995, Aleksander Kwasniewski from the SLD became the new President. The next parliamentary election is scheduled to be held late in 1997.

     The present constitutional framework (the "Constitution") establishes Poland as a democratic republic with a bicameral Parliament, a President as head-of-state, a Council of Ministers and an independent judicial system. Under the Constitution, a bicameral Parliament comprised of upper chamber (the "Senate") and a lower chamber (the "Sejm") is elected by general election for a four-year term. All legislation must be approved by the Sejm and the Senate and signed by the President. Rejection of a bill by the Senate or by the President, however, can be overruled by a two-thirds majority in the Sejm. The President (with the approval of the Senate) or the Sejm may call a referendum on matters of extreme importance to the country. Judicial authority is vested in the Supreme Court, appellate, regional and lower courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to the interpretation of the provisions of the Constitution.

     Since 1992, a special commission of the Parliament has been empowered by law to draft a new constitution. This commission is currently considering a number of proposals that vary widely in their approach to the separation of governmental powers and social and economic rights. No date has been set for adoption of a new constitution.

     ECONOMY

     Since the fall of the Communist government in 1989, Poland has embarked on a program of economic reform based on the transition to a market economy and private ownership. Existing privileges and subsidies were taken away from state owned enterprises, creating competitive opportunities for other economic entities. The tax system was reformed to provide equal tax treatment of all economic entities.

     Poland's transition to an open market, with reduced subsidies, devaluation of the Polish zloty ("PLN") to encourage exports and moderation of trade barriers, initially resulted in very high rates of inflation, which have since moderated somewhat. In a period of just over two years, the annual inflation rate, which exceeded 300% in 1989 and approached 600% in 1990, was reduced to approximately 70% in 1991, primarily through the introduction of a tight monetary policy with the cooperation of the International Monetary Fund. According to the Polish Central Office for Statistics, the rate of annual inflation for 1996 was 18.5%. In addition, Poland continues to have significant foreign debt. Efforts to curb inflation have had a recessionary effect during the early 1990s, which was compounded by the introduction of a large quantity of imported products with which domestic industry had difficulty competing. However, GDP growth for 1994 was 5.2% and was 7% for 1995. Unemployment stood at 13.6% in December 1996.

     FOREIGN EXCHANGE

     Poland was the first country in Central Europe to introduce the internal convertibility of its currency. Under an amendment to the Foreign Exchange Law introduced in December 1995, businesses are entitled to hold cash in both a PLN account and a foreign currency in a Polish bank. Transactions with foreign entities must be made in a foreign convertible currency. The average rate of exchange is set by the National Bank of Poland ("NBP") on the basis of a basket of hard currencies. Commercial banks set their own rates of exchange.

     Residents of Poland are free to keep, buy and sell foreign currency. There are many private exchange counters all over the country. The rate of exchange offered by private exchange counters varies but remains close to the NBP rate.

     Businesses are obliged to obtain a foreign exchange permit from the NBP in order to open an account abroad unless amounts deposited in such accounts are to be used for the payment of services rendered pursuant to contracts concluded with foreign entities. Hard currency loans for the purchase of goods or services abroad from foreign banks do not require foreign exchange permits from the NBP any longer, unless the term of such loan is longer than one year or its conditions are less favorable than those commonly applied in international financial markets. Also, hard currency credits from the World Bank, the European Bank for Reconstruction and Development, and the European Investment Bank secured by Polish government guarantees and destined for financial or domestic investments are permitted.

     From February 1, 1996 companies with foreign participation are free to contract hard currency loans from their shareholders. The above activities, however, should be reported to the NBP.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                       ------
Independent Auditors' Report...........................................................    F-2
Consolidated Balance Sheets as of December 31, 1996, 1995 and 1994.....................    F-3
Consolidated Statements of Operations for the years ended December 31, 1996 and 1995
  and for the period from June 22, 1994 (inception) through December 31, 1994..........    F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended December
  31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December
  31, 1994.............................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996 and 1995
  and for the period from June 22, 1994 (inception) through December 31, 1994..........    F-6
Notes to Consolidated Financial Statements.............................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
EURONET HOLDING N.V. AND SUBSIDIARIES:

     We have audited the accompanying consolidated balance sheets of Euronet Holding N.V. and Subsidiaries as of December 31, 1996, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December 31, 1994. These consolidated financial statements are the responsibility of Euronet Holding N.V.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronet Holding N.V. and Subsidiaries at December 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December 31, 1994 in conformity with generally accepted accounting principles in the United States of America.

KPMG Polska Sp. z o.o.

Warsaw, Poland
February 3, 1997

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                           DECEMBER 31,
                                                                   -----------------------------
                                                                    1996       1995       1994
                                                                   -------    -------    -------
                                                                          (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents......................................  $ 2,541    $   411    $ 2,036
  Restricted cash (note 5).......................................      818        952         --
  Trade accounts receivable, net of allowance for doubtful
     accounts of $nil in 1996, 1995 and 1994.....................      172         33         --
  Investment securities (market value of $164,900) (note 7)......      194         --         --
  Prepaid expenses and other current assets......................      433        433        140
                                                                   -------    -------    -------
       Total current assets......................................    4,158      1,829      2,176
Property, plant, and equipment, at cost (note 6):
  Equipment -- Automatic teller machines.........................    6,773      2,385        262
  Office equipment...............................................      471        168         91
  Computers......................................................      266         --         --
  Software.......................................................      396        103          3
                                                                   -------    -------    -------
                                                                     7,906      2,656        356
  Less accumulated depreciation and amortization.................     (622)      (138)        (5)
                                                                   -------    -------    -------
       Net property, plant, and equipment........................    7,284      2,518        351
Loan receivable, excluding current portion (note 13).............       21         24         --
Deferred income taxes (note 9)...................................      471        148         --
                                                                   -------    -------    -------
       Total assets..............................................  $11,934    $ 4,519    $ 2,527
                                                                   =======    =======    =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable.........................................  $ 1,670    $   364    $    76
  Short term borrowings (note 7).................................      194         --         --
  Current installments of obligations under capital leases (note
     8)..........................................................      637        264         --
  Note payable -- shareholder (note 13)..........................      262        161         --
  Accrued expenses...............................................       98        514         29
                                                                   -------    -------    -------
       Total current liabilities.................................    2,861      1,303        105
Obligations under capital leases, excluding current installments
  (note 8).......................................................    3,834      1,119         --
Other long-term liabilities......................................      103         --         --
                                                                   -------    -------    -------
       Total liabilities.........................................    6,798      2,422        105
                                                                   -------    -------    -------
Shareholders' equity:
  Series A convertible preferred shares, $0.02 par value.
     Authorized 7,700,000 shares; issued and outstanding
     4,419,800 shares
     (notes 1 and 3).............................................       88         --         --
  Series B convertible preferred shares, $0.02 par value.
     Authorized 7,700,000 shares; issued and outstanding
     4,666,669 shares
     (notes 1 and 3).............................................       93         --         --
  Common shares of Euronet Holding N.V., $0.02 par value.
     Authorized 2,100,000 shares; issued and outstanding 499,100
     shares (notes 1 and 3)......................................       10         --         --
  Common shares of operating companies (notes 1 and 3)...........       --      3,716      2,650
  Additional paid in capital.....................................   11,666        550         --
  Subscription receivable........................................     (500)        --         --
  Accumulated losses.............................................   (7,005)    (2,819)      (457)
  Restricted reserve (note 4)....................................      784        650        229
                                                                   -------    -------    -------
       Total shareholders' equity................................    5,136      2,097      2,422
                                                                   -------    -------    -------
       Total liabilities and shareholders' equity................  $11,934    $ 4,519    $ 2,527
                                                                   =======    =======    =======


          See accompanying notes to consolidated financial statements.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                         FOR THE PERIOD
                                                                                         FROM JUNE 22,
                                                                                              1994
                                                                                          (INCEPTION)
                                                          YEAR ENDED      YEAR ENDED        THROUGH
                                                         DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                             1996            1995             1994
                                                         ------------    ------------    --------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                                  DATA)
Revenues:
  Transaction fees.....................................   $    1,198       $     62         $     --
  Other................................................           63             --               --
                                                          ----------         ------           ------
       Total revenues..................................        1,261             62               --
Operating expenses:
  ATM operating costs..................................        1,176            510               --
  Professional fees....................................        1,125            394               64
  Salaries.............................................          989            452               49
  Share compensation expense (note 10).................        4,172             --               --
  Foreign exchange loss................................           79            158                2
  Other................................................        1,466            656              125
                                                          ----------         ------           ------
       Total operating expenses........................        9,007          2,170              240
                                                          ----------         ------           ------
       Operating loss..................................       (7,746)        (2,108)            (240)
Other income/expense:
  Interest income......................................          225            126               12
  Interest expense.....................................         (378)          (107)              --
                                                          ----------         ------           ------
                                                                (153)            19               12
                                                          ----------         ------           ------
       Loss before income taxes........................       (7,899)        (2,089)            (228)
  Deferred tax benefit (note 9)........................          323            148               --
                                                          ----------         ------           ------
       Net loss........................................   $   (7,576)      $ (1,941)        $   (228)
                                                          ==========         ======           ======
Pro-forma loss per share (note 2(k))...................   $    (0.55)
                                                          ==========
Pro-forma number of shares (note 2(k)).................   13,823,775
                                                          ==========


          See accompanying notes to consolidated financial statements.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                 PREFERRED   PREFERRED   ADDITIONAL
                        COMMON    SHARES      SHARES      PAID IN     SUBSCRIPTION   ACCUMULATED   RESTRICTED
                        SHARES   SERIES A    SERIES B     CAPITAL      RECEIVABLE      LOSSES       RESERVE     TOTAL
                        ------   ---------   ---------   ----------   ------------   -----------   ----------   ------
                        (IN THOUSANDS)
Capital contributions
  (note 1)............  2,650          --          --          --            --             --           --      2,650
Current period loss...     --          --          --          --            --           (228)          --       (228)
Transfer to restricted
  reserve.............     --          --          --          --            --           (229)         229         --
                        -----       -----       -----       -----        ------          -----       ------     ------
Balance December 31,
  1994................  2,650          --          --          --            --           (457)         229      2,422
Capital contributions
  (note 1)............  1,066          --          --         550            --             --           --      1,616
Current year loss.....     --          --          --          --            --         (1,941)          --     (1,941)
Transfer to restricted
  reserve.............     --          --          --          --            --           (421)         421         --
                        -----       -----       -----       -----        ------          -----       ------     ------
Balance December 31,
  1995................  3,716          --          --         550            --         (2,819)         650      2,097
Net loss up to March
  27, 1996............     --          --          --          --            --           (657)          --       (657)
Transfer to restricted
  reserve.............     --          --          --          --            --            (48)          48         --
Formation of holding
  company (note 1)....  (3,709)        63          --         122            --          3,524           --         --
Capital contributions
  (note 1)............     --          --          67       6,933          (500)            --           --      6,500
Reimbursement of
  capital (note 13)...     --          --          --         (57)           --             --           --        (57)
Changes in par value
  of shares...........      3          25          26         (54)           --             --           --         --
Share compensation
  expense (note 10)...     --          --          --       4,172            --             --           --      4,172
Net loss from March
  28, 1996 through
  December 31, 1996...     --          --          --          --            --         (6,919)          --     (6,919)
Transfer to restricted
  reserve.............     --          --          --          --            --            (86)          86         --
                        -----       -----       -----       -----        ------          -----       ------     ------
Balance December 31,
  1996................     10          88          93      11,666          (500)        (7,005)         784      5,136
                        =====       =====       =====       =====        ======          =====       ======     ======


          See accompanying notes to consolidated financial statements.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       FOR THE PERIOD
                                                                                     FROM JUNE 22, 1994
                                                      YEAR ENDED      YEAR ENDED     (INCEPTION) THROUGH
                                                     DECEMBER 31,    DECEMBER 31,       DECEMBER 31,
                                                         1996            1995               1994
                                                     ------------    ------------    -------------------
                                                                                          (IN THOUSANDS)
Net loss...........................................    $ (7,576)       $ (1,941)           $  (228)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Share compensation expense.......................       4,172              --                 --
  Depreciation of property, plant and equipment....         484             133                  5
  Deferred income taxes............................        (323)           (148)                --
  Decrease/(increase) in restricted cash...........         134            (952)                --
  Increase in trade accounts receivable............        (139)            (33)                --
  Increase in trade accounts payable...............       1,306             288                 76
  Increase in prepaid expenses and other current
     assets........................................          --            (293)              (140)
  (Decrease)/increase in accrued expenses and other
     long-term liabilities.........................        (313)            485                 29
                                                        -------         -------            -------
       Net cash used in operating activities.......      (2,255)         (2,461)              (258)
Cash flows from investing activities:
  Fixed asset purchases............................      (1,061)           (394)              (356)
  Purchase of investment securities................        (194)             --                 --
  Net decrease/(increase) in loan receivable.......           3             (24)                --
                                                        -------         -------            -------
       Net cash used in investing activities.......      (1,252)           (418)              (356)
Cash flows from financing activities:
  Capital contributions............................       6,500           1,616              2,650
  Reimbursement of capital.........................         (57)             --                 --
  Repayment of obligations under capital leases....      (1,101)           (523)                --
  Proceeds from bank borrowings....................         194              --                 --
  Proceeds from loan from shareholder..............         101             161                 --
                                                        -------         -------            -------
       Net cash provided by financing activities...       5,637           1,254              2,650
                                                        -------         -------            -------
Net increase/(decrease) in cash and cash
  equivalents......................................       2,130          (1,625)             2,036
Cash and cash equivalents at beginning of period...         411           2,036                 --
                                                        =======         =======            =======
Cash and cash equivalents at end of period.........    $  2,541        $    411            $ 2,036
                                                        =======         =======            =======
Supplemental disclosures of cash flow information:
  Interest paid during year........................    $    325        $    107            $    --
                                                        =======         =======            =======


Supplemental schedule of noncash investing and financing activities (in thousands):


     Capital lease obligations of $4,189 and $1,906 during the years ended December 31, 1996 and 1995, respectively, were incurred when Euronet Holding N.V. entered into leases for new automatic teller machines.


          See accompanying notes to consolidated financial statements.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND FORMATION OF HOLDING COMPANY

     Euronet Holding N.V. is a limited liability company registered in the Netherlands Antilles on March 11, 1996. Euronet Holding N.V. and its subsidiaries (Euronet N.V.) is an independent shared automatic teller machine
(ATM) network and service provider to banks and financial institutions. Euronet N.V. had been in the development stage until June 1995 when it began operations. Euronet N.V. serves a number of banks in Poland and Hungary by providing ATMs that accept cards with international logos such as VISA, American Express and Mastercard and proprietary bank cards issued by member banks. The subsidiaries of Euronet Holding N.V. are: Euronet-Bank 24 Rt, (Bank 24), SatComNet Kft, (SatComNet), both incorporated in Hungary and Bankomat 24/Euronet Sp. z o.o. (Bankomat), incorporated in Poland.

     Bank 24 was established on June 22, 1994 by Michael Brown (Chairman, President and Chief Executive Officer of Euronet N.V.) and Daniel Henry with an initial capital contribution of $10,000. Pursuant to a joint venture agreement dated July 19, 1994, certain new shareholders and Michael Brown contributed $2,640,000 in cash as additional capital to Bank 24 and Daniel Henry transferred his interest to Michael Brown for a purchase price equal to his original contribution. The additional capital raised by Bank 24 did not result in a new controlling group, accordingly the accounting bases of the assets and liabilities of Bank 24 remained unchanged. On February 20, 1995, the joint venture agreement was amended under which a new investor and a shareholder of Bank 24 acquired SatComNet for a purchase price of $491,000 in cash. SatComNet was a shell entity with no substantive operations before such date. SatComNet is engaged in telecommunication services by facilitating satellite link up to Bank
24. The acquisition was accounted for under the purchase method of accounting; accordingly, the results of operations of SatComNet are included in the consolidated statements of operations since the date of acquisition. The purchase price approximated the fair value of the net assets acquired, which mainly consisted of cash and equipment. Pursuant to the amended joint venture agreement, the shareholders of SatComNet and a new shareholder agreed to contribute $956,000 in cash as additional capital to Bank 24 and also agreed to exchange their interest held in such companies in exchange for identical ownership of Bank 24 and SatComNet. The capital raised by Bank 24 and the exchange of shares did not result in a new controlling group; accordingly, the accounting bases of the assets and liabilities of Bank 24 and SatComNet remained unchanged. Michael Brown established Bankomat on August 8, 1995 with $2,000 in capital. A further capital increase of $61,000 was made by Michael Brown on December 7, 1995.

     On February 15, 1996 the shareholders of Bank 24 and SatComNet terminated their amended joint venture agreement and entered into a shareholders' agreement reorganizing the ownership of Bank 24, SatComNet and Bankomat. Under the shareholders' agreement, the investors contributed, on March 27, 1996, all of their shares and interest in Bank 24, SatComNet and Bankomat in exchange for 499,100 common shares and 4,419,800 Series A convertible preferred shares of Euronet N.V. The transaction has been accounted for as a combination of entities under common control at historical cost in a manner similar to pooling of interest accounting. Under this method, Euronet N.V. recorded the assets and liabilities received at their historical cost, common shares ($7,000) and Series A convertible preferred shares ($63,000) were established for the par value of the shares issued, accumulated losses were eliminated ($3,524,000) and the resulting difference was recorded as additional paid in capital ($122,000). In addition, new shareholders contributed $5,500,000 in cash and a subscription receivable of $500,000 to the capital of Euronet N.V. in exchange for 4,200,000 Series B convertible preferred shares.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     The following table illustrates the issuance of equity securities by date, including the number of shares issued for cash or other consideration, the nature of the non-cash consideration received and the values assigned to each issuance.

                                                                 NUMBER OF SHARES                     VALUE
                                                 ------------------------------------------------   ----------
           DATE               TYPE OF SHARES     BANK 24(1)   SATCOMNET   BANKOMAT   EURONET N.V.
--------------------------  -------------------  ----------   ---------   --------   ------------      (IN
                                                                                                    THOUSANDS)
June 22, 1994.............  Common                   1,044        --           --            --       $   10
July 19, 1994.............  Common                 275,522        --           --            --       $2,640
                                                                                                      ------
                                                                                                      $2,650
February 20, 1995.........  Common                  53,434         1(2)        --            --       $1,447
August 8, 1995............  Common                      --        --        3,140            --       $    2
December 7, 1995..........  (3)                         --        --           --            --       $  167
                                                                                                      ------
                                                                                                      $1,616
March 27, 1996............  Common                      --        --           --       499,100           --(4)
March 27, 1996............  series A preferred          --        --           --     4,419,800           --(4)
March 27, 1996............  series B preferred          --        --           --     4,200,000       $5,500(5)
November 26, 1996.........  series B preferred          --        --           --       466,669       $1,000
                                                                                                      ------
                                                                                                      $6,500

---------------

(1) On March 28, 1995, Bank 24 changed its legal structure from a company limited by quotas ("Kft") to a company limited by shares ("Rt"). Upon the transformation, the quotas were exchanged for 330,000 shares of common shares.

(2) SatComNet's legal structure is a company limited by quotas.

(3) No shares were issued at this date. Amount contributed was recorded as an increase to additional paid in capital. The consideration includes $61,000 of non-cash contribution (2 ATMs) which was valued at the transferors' historical cost basis.

(4) On March 27, 1996, the common shares and series A preferred shares were issued in exchange for the shares of Bank 24, SatComNet and Bankomat. Such shares were recorded on an historical cost basis.

(5) The value excludes $500,000 of subscription receivable.

     Euronet Services Inc. was established as a Delaware corporation on December 13, 1996 which will succeed Euronet N.V. as the holding company. Euronet Services Inc. was capitalized with $100 and has had no operations since incorporation. It is intended that (i) the holders of all of the preferred shares of Euronet N.V. will convert all of such preferred shares into common shares of Euronet N.V., (ii) the par value of common shares will be increased from $0.10 to $0.14 and (iii) Euronet N.V. will effect a seven-for-one stock split of all outstanding common shares of Euronet N.V., reducing the par value of common shares to $0.02.

     Euronet Services Inc. and the shareholders and optionholders of Euronet N.V. entered into an Exchange Agreement, pursuant to which (i) 10,296,076 shares of common stock will be issued to the shareholders of Euronet N.V. in exchange for all the common shares of Euronet N.V. (ii) options to acquire 3,113,355 shares of common stock will be granted to the holders of options to acquire 3,113,355 common shares of Euronet N.V. in exchange for all of such options and
(iii) awards with respect to 800,520 shares of common stock of Euronet Services Inc. will be issued to the holders of awards with respect to 800,520 preferred shares of Euronet N.V. in exchange for all such awards (the "Reorganization"). Euronet N.V. will be dissolved following the Reorganization. The Reorganization is subject to and will be effective upon the execution of an underwriting agreement in connection with an initial public offering of the common stock of Euronet Services Inc.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

     (a)   Basis of presentation

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

     The financial statements for 1994, 1995 and for the period from January 1, 1996 through March 27, 1996 have been presented as if the operating entities had been combined from their respective dates of incorporation/acquisition. Subsequent to March 27, 1996, the consolidated financial statements include the accounts of Euronet N.V. and its subsidiaries.

     All significant intercompany balances and transactions have been eliminated.

     (b)   Transfer of non monetary assets

     The transfer of the share holdings held by the shareholders in Bank 24, SatComNet and Bankomat in exchange for shares in Euronet Holding N.V. have been recorded at the underlying net equity of the operating entities which is the historical cost. The transfer of assets by shareholders have been recorded at the transferors' historical cost basis.

     (c)   Foreign currency translation

     The functional currency of Euronet N.V. is the U.S. dollar, the currency of the primary economic environments in which it operates. The determination of Euronet N.V.'s functional currency has been made after the management's evaluation of various business and economic factors affecting Euronet N.V., including the generation of cash flows and the sources of financing. The subsidiaries of Euronet N.V. operate in countries with highly inflationary economies. The accounting records of these subsidiaries are maintained in the local currency and remeasured to U.S. dollars.

     Historical exchange rates are used to remeasure nonmonetary items while current exchange rates are used to remeasure monetary items. Exchange gains and losses that arise from the remeasurement process are reported in determining net loss.

     (d)   Property, plant and equipment

     Property, plant, and equipment are stated at cost. Equipment under capital leases are stated at the lesser of fair value of the leased equipment and the present value of future minimum lease payments.

     Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized straight line over their estimated useful lives.

     Depreciation rates are as follows:

            Automatic teller machines..................................   7 years
            Computers..................................................   3 years
            Software...................................................   3 years
            Vehicles & Equipment.......................................   5 years

     (e)   Impairment of long-lived assets

     Euronet N.V. has adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" as of and for the year ended December 31, 1996. Euronet N.V.

                     EURONET HOLDING N.V. AND SUBSIDIARIES
assesses the recoverability of long-lived assets (mainly property, plant and equipment) by determining whether the carrying value of the fixed assets can be recovered over the remaining lives through projected undiscounted future operating cash flows. If an impairment in value is estimated to have occurred, the assets carrying value is reduced to its estimated fair value. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved. At December 31, 1996, there was no significant impact on the financial statements from adoption of SFAS No. 121.

     (f)   Income taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income in the period that includes the enactment date.

     Valuation allowances for deferred tax assets have been established on the basis of Euronet N.V.'s estimate of taxable income for future periods.

     (g)   Risks and uncertainties

     Euronet N.V. operates in one business segment through operations in Hungary and Poland. Euronet N.V., at this time, is dependent on a limited group of customers and network services are limited to those areas where ATMs have been installed.

     Management of Euronet N.V. has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (h)   Revenue recognition

     Euronet N.V. recognizes revenue at the point at which the service is performed.

     (i)   Cash equivalents

     For the purposes of the statement of cash flows, Euronet N.V. considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     (j)   Investment securities

     Investment securities at December 31, 1996 consist of Hungarian government bonds which Euronet N.V. has classified as held-to-maturity (gross unrealised losses are approximately $29,100). Held-to-maturity securities are those securities in which Euronet N.V. has the ability and intent to hold the security to maturity. The held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premium and discounts. A decline in the market value of any held-to-maturity security below cost that is deemed other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premium and discounts are amortized or accreted over the life of term of the related held-to-maturity security as an adjustment to yield using the effective interest method.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     (k)   Pro-forma loss per share

     As the historical capital structure of Euronet N.V. is not indicative of the continuing capital structure, the historical loss per share has been replaced by a pro-forma loss per share computation. The pro-forma loss per share has been calculated by dividing the net loss by the pro-forma number of shares amounting to 13,823,775. The pro-forma number of shares reflects the sum of (1) 11,401,418 shares of common stock to be issued by the proposed new holding company, Euronet Services Inc., including, 1,105,342 shares to be issued upon the exercise of awards and options on the date of the initial public offering and 710,507 issuable to General Electric Capital Corporation, (2) 1,519,002 shares issuable (using the treasury stock method) under Euronet N.V.'s milestone stock option program, and (3) 903,355 shares issuable (using the treasury stock method) under Euronet N.V.'s stock compensation plan.

     (l)   Stock-based compensation

     SFAS No. 123 "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. Euronet N.V. has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, compensation cost for share options is measured as the excess, if any, of the fair market value of Euronet N.V.'s shares at the date of the grant over the exercise price (refer to note 10). Such compensation cost is charged to expense on a straight-line basis over the vesting period of the respective options. If vesting is accelerated as a result of certain milestones, the unrecognized compensation would be recorded as expense on the date such milestones have or have been deemed to have been achieved. Euronet N.V. has adopted the disclosure-only provisions of SFAS No. 123 as of and for the year ended December 31, 1996.

(3)  CAPITAL STOCK

     Euronet N.V. registered a ten for one stock split on October 11, 1996. The par value changed from $1.00 to $0.10 for all preferred and common stock authorized and issued as a result of the stock split. Upon formation of Euronet Services Inc., Euronet N.V.'s preferred and common stock authorized and issued will reflect a further stock split of seven for one and the par value will change from $0.10 to $0.02. All references in the financial statements to the number of shares and per share amounts have been retroactively restated to reflect the increased number of preferred and common shares outstanding.

     On November 26, 1996, Euronet N.V. called on the first tranche of $1 million dollars of the standby commitment from certain existing investors (Poland Partners LP, Advent Partners LP, Advent Private Equity Fund-CELP, Poland Investment Fund LP, Hungarian Private Equity Fund and DST Systems Inc.). The conversion terms of this tranche were that one share of series B convertible preferred shares of Euronet N.V. was issued for each $2.14 of standby contribution (466,669 series B convertible preferred shares were issued in exchange for $1 million dollars). Refer to note 10.

     On February 3, 1997, the Company signed a Subscription Agreement (the "Subscription Agreement") with General Electric Capital Corporation ("GE Capital") pursuant to which GE Capital agreed to subscribe for preferred stock of Euronet N.V. for an aggregate purchase price of $3 million which will entitle GE Capital to receive 710,507 shares of common stock of Euronet Services Inc. in connection with the Reorganization, resulting in a per share purchase price of $4.22. Under a "claw back" option, Euronet Services Inc. has the right to repurchase up to 292,607 of such shares for nominal consideration in the event of a public or private offering of Euronet Services Inc.'s common stock where Euronet Services Inc. is attributed a valuation that is higher than that used for purposes of the Subscription Agreement. The Subscription Agreement also includes certain reciprocal rights of the parties to act as preferred providers of services to each other. In particular, Euronet

                     EURONET HOLDING N.V. AND SUBSIDIARIES

Services Inc. will be a preferred provider of outsourced ATM services to certain banks affiliated with GE Capital. The sale of shares pursuant to the Subscription Agreement is expected to close in February 1997.

     In accordance with the Articles of Association of Euronet N.V., holders of series B convertible preferred shares are entitled to priority earnings' distribution, to the extent possible, as determined by a fixed formula. Profits available for distribution after this deduction are then allocated to both holders of series A and B convertible preferred shares, to the extent possible, as determined by a fixed formula. Common share holders are entitled to a fixed dividend of $0.11 per common share, to the extent possible, after the second priority earnings' distribution. The remaining profits available for distribution, to the extent possible, shall be allocated to all shareholders on a pro rata basis.

     In the event of liquidation of Euronet N.V., holders of series B convertible preferred shares shall be entitled to receive, to the extent possible, in priority to any distribution to the holders of series A and common shares, a distribution determined in accordance with a fixed formula. From the net assets that remain after this payment the holders of series A and B convertible preferred shares shall be entitled to receive, to the extent possible, in priority to any distribution to the holders of common shares, a distribution determined in accordance with a fixed formula. The balance that remains shall be distributed among the holders of common shares pro rata based on their respective ownership of common shares.

     Holders of convertible preferred shares may have their shares converted into common shares at the rate of one to one. Holders of series B convertible preferred shares may have their shares converted into series A convertible preferred shares at the rate of one to one. Euronet N.V. has the option to convert all preferred series A and B shares to common shares upon the undertaking of an initial public offering.

(4)  RESTRICTED RESERVE

     The restricted reserve arises from the provisions of Hungarian accounting law in relation to share capital contributed in foreign currency to Bank 24 and SatComNet. Under these rules, a foreign currency capital contribution is recorded in the local accounting records of the companies using the rate when the capital was contributed. The foreign currency gain (or loss) which arises upon usage of the foreign currency is booked directly to a separate non distributable reserve.

     For the purposes of these consolidated financial statements, the exchange gains and losses booked to this reserve under Hungarian accounting law, together with the gain on revaluing the remaining foreign currency received for capital at each period end in accordance with generally accepted accounting principles, have been included in the income statement for the year with an equivalent transfer for the accumulated loss reserve to the restricted reserve.

(5)  RESTRICTED CASH

     Euronet N.V. has two types of restricted cash balances at December 31, 1996 and 1995.

     Bankomat and Bank 24 have deposits as security with respect to cash supplied by certain banks to the ATMs, equivalent to the amount of cash in machines at the balance sheet dates. These deposits have been classified as restricted cash.

     Bank 24 also has deposits with a commercial bank to cover guarantees, deposits with customs officials to cover potential charges, and with their leasing company as a minimum deposit related to the lease of ATMs (see note 8).

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     Following is a detail of restricted cash balances at each balance sheet date:

                                                                                DECEMBER 31,
                                                                                -------------
                                                                                1996     1995
                                                                                ----     ----
                                                                                          (IN
                                                                                   THOUSANDS)
Restricted cash for ATM deposits -- Poland..................................    $ 36     $ --
Restricted cash for ATM deposits -- Hungary.................................     116      180
Restricted cash for deposits -- Hungary.....................................     666      772
                                                                                ----     ----
Total restricted cash.......................................................    $818     $952
                                                                                ====     ====

(6)  PROPERTY, PLANT AND EQUIPMENT


                                                                                   VEHICLES &
                                                 SOFTWARE    ATMS     COMPUTERS    EQUIPMENT     TOTAL
                                                 --------    -----    ---------    ----------    -----
                                                 (IN THOUSANDS)
Cost:
Balance at June 22, 1994 (inception)..........       --         --        --            --          --
Additions.....................................        3        262        --            91         356
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1994..................        3        262        --            91         356
Additions.....................................      100      2,123        --            77       2,300
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1995..................      103      2,385        --           168       2,656
Additions.....................................      293      4,388       266           310       5,257
Disposals.....................................       --         --        --            (7)         (7)
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1996..................      396      6,773       266           471       7,906
                                                 ======      =====    ========     ========      =====
Accumulated Depreciation:
Balance at June 22, 1994 (inception)..........       --         --        --            --          --
Additions.....................................       --         --        --             5           5
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1994..................       --         --        --             5           5
Additions.....................................        7        110        --            16         133
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1995..................        7        110        --            21         138
Additions.....................................       28        334        41            81         484
                                                    ---      -----       ---           ---       -----
Balance at December 31, 1996..................       35        444        41           102         622
                                                 ======      =====    ========     ========      =====


(7)  SHORT TERM BORROWINGS

     Short term borrowings represents a Hungarian forint denominated loan of $194,000 granted by a commercial bank in Hungary to permit such bank to supply cash to the ATM network. This loan originated April 4, 1996 and is due on March 18, 1997 together with interest accrued at 29%.

     Euronet N.V. has collateralized this loan by the pledge of investment securities amounting to $194,000, bearing interest at 27% maturing on March 18, 1997.

(8)  LEASES

     (a)   Capital leases

     Euronet N.V. leases the majority of its ATMs in Poland and Hungary under capital lease agreements that expire between 1999 and 2001 and bear interest at rates between 11% and 15%. Lease installments are paid on a monthly or semi-annual basis.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     In Poland, there are two principal agreements. The first includes a bargain purchase option at the end of the lease term at a price equivalent to 0.1% of the capital value of the leased assets. In addition, this agreement is subject to a contingent rental of $0.80 per ATM transaction in excess of a minimum number of transactions as stated in the lease agreement. The agreement limits the total contingent rental such that the lessor does not receive a rate of return in excess of a certain percentage as stipulated in the agreement. There were no contingent rentals incurred for the year ended December 31, 1996.

     Under the second agreement, the residual value of the lease is equivalent to 12.5% (approximately $21,000) of the original capital value of the leased asset. Euronet N.V. has an irrevocable right to renew the lease for an indefinite period under the same payment terms as the initial agreement. In addition to the related equipment, this lease is also collateralized by the pledge of certain accounts receivable and a letter of credit from a commercial bank.

     A related entity, Windham Technologies Inc., has the option to purchase the ATMs under capital lease in Hungary at the end of the lease term at a bargain purchase price of $1 plus incidental expenses (refer to note 13).

     Euronet N.V. also leases an IBM AS400 computer for use as its central processing and authorization center for ATM transactions. This three year lease with a term of July 1, 1996 through September 30, 1999 bears interest at a rate of 15% and is payable in quarterly installments of $24,000.

     The gross amount of the ATMs and IBM computer and related accumulated amortization recorded under capital leases were as follows:


                                                                               DECEMBER 31,
                                                                             -----------------
                                                                              1996       1995
                                                                             ------     ------
                                                                              (IN THOUSANDS)
ATMs.....................................................................    $5,870     $1,906
IBM computer.............................................................       225         --
                                                                              -----      -----
                                                                              6,095      1,906
Less accumulated amortization............................................      (410)       (96)
                                                                              -----      -----
Net book value...........................................................    $5,685     $1,810
                                                                              =====      =====


     Amortization of assets held under capital leases is included with depreciation expense.

     (b)   Operating leases

     Euronet N.V. also has noncancelable operating rental leases which expire over the next 2 to 4 years. Rent expense under these leases amounted to $270,000, $158,000 and $66,000, for the years ended December 31, 1996, 1995, and for the period from June 22, 1994 (inception) through December 31, 1994, respectively.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     (c)   Future minimum lease payments

     Future minimum lease payments under the capital leases and the noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are:

                                                                          CAPITAL     OPERATING
                                                                          LEASES       LEASES
                                                                          -------     ---------
                                                                             (IN THOUSANDS)
Year ending December 31,
  1997................................................................    $ 1,212      $   267
  1998................................................................      1,606          144
  1999................................................................      1,786          148
  2000................................................................      1,527           --
                                                                           ------       ------
     Total minimum lease payments.....................................      6,131      $   559
                                                                                        ======
Less amounts representing interest....................................     (1,660)
                                                                           ------
Present value of net minimum capital lease payments...................      4,471
Less current installments of obligations under capital leases.........       (637)
                                                                           ------
Long term capital lease obligations...................................    $ 3,834
                                                                           ======

(9)  INCOME TAXES

     The income tax benefit consisted of the following:

                                                                                       FOR THE PERIOD
                                                                                        FROM JUNE 22,
                                                                                            1994
                                                    YEAR ENDED       YEAR ENDED      (INCEPTION) THROUGH
                                                   DECEMBER 31,     DECEMBER 31,        DECEMBER 31,
                                                       1996             1995                1994
                                                   ------------     ------------     -------------------
                                                                                          (IN THOUSANDS)
Current tax expense
Netherlands Antilles............................          --               --                  --
Europe..........................................          --               --                  --
                                                       -----            -----               -----
Total current...................................          --               --                  --
Deferred tax expense
Netherlands Antilles............................          --               --                  --
Europe..........................................        (323)            (148)                 --
                                                       -----            -----               -----
Total deferred..................................        (323)            (148)                 --
                                                       =====            =====               =====

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     The sources of loss before income taxes are presented as follows:


                                                                                       FOR THE PERIOD
                                                                                        FROM JUNE 22,
                                                                                            1994
                                                    YEAR ENDED       YEAR ENDED      (INCEPTION) THROUGH
                                                   DECEMBER 31,     DECEMBER 31,        DECEMBER 31,
                                                       1996             1995                1994
                                                   ------------     ------------     -------------------
                                                                                          (IN THOUSANDS)
Netherlands Antilles............................       4,416               --                  --
Europe..........................................       3,483            2,089                 228
                                                       -----            -----               -----
Loss before income taxes........................       7,899            2,089                 228
                                                       =====            =====               =====


     The difference between the actual income tax benefit and the tax benefit computed by applying the statutory income tax rate (3% for Netherlands Antilles, 18% for Hungary and 38% for Poland) to losses before taxes is attributable to the following:


                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                       1996      1995     1994
                                                                       -----     ----     ----
                                                                           (IN THOUSANDS)
Income tax benefit at statutory rates..............................      267      427       82
Non-deductible expenses............................................     (209)    (153)     (23)
Tax holiday........................................................       (4)      (8)      --
Foreign tax benefit................................................      806       --       --
Valuation allowance................................................     (537)    (118)     (59)
                                                                       -----     -----    -----
Actual income tax benefit..........................................      323      148       --
                                                                       =====     =====    =====


     The income tax benefit has been calculated on the basis of the taxable losses of the combined entities for the period June 22, 1994 (inception) through December 31, 1994, the year ended December 31, 1995 and the period January 1, 1996 through March 27, 1996. Upon formation of Euronet N.V. on March 27, 1996, the income tax benefit was calculated solely on the basis of the taxable loss of Euronet Holding N.V.

     The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                            DECEMBER 31,
                                                                       -----------------------
                                                                       1996      1995     1994
                                                                       -----     ----     ----
                                                                           (IN THOUSANDS)
Tax loss carryforwards.............................................      989      233       59
Leasing............................................................        5       12       --
Leasehold improvements.............................................       48       21       --
Accrual............................................................       84       --       --
                                                                       -----     -----    ----
Deferred tax asset.................................................    1,126      266       59
Valuation allowance................................................     (655)    (118)     (59)
                                                                       -----     -----    ----
Net deferred tax assets............................................      471      148       --
                                                                       =====     =====    ====

     The valuation allowance relates to deferred tax assets established under SFAS No. 109 for loss carryforwards at December 31, 1996 of $4,272,000. The tax operating loss carryforwards will expire through 1999 for Bankomat and through 2001 for Bank 24, SatComNet and Euronet N.V. Based on

                     EURONET HOLDING N.V. AND SUBSIDIARIES

Euronet N.V.'s forecast of sufficient taxable income for future periods in which the tax losses are expected to be absorbed, Euronet N.V. believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance.

(10)  SHARE PLANS AND CAPITAL COMMITMENTS

     Share compensation plans

     Euronet N.V. has established a share compensation plan which provides certain employees options to purchase shares of Euronet N.V.'s common stock. The options vest over a period of five years from the date of grant. Options are exercisable during the term of employment or consulting arrangements with Euronet N.V. and its subsidiaries. Euronet N.V. has the right to repurchase shares within 180 days from an employee who has exercised his options but has ceased to be employed by Euronet N.V. At December 31, 1996, Euronet N.V. has authorized options for the purchase of 1,299,550 shares of common shares, of which 1,062,950 have been awarded to employees.

     In accordance with the shareholders' agreement dated February 15, 1996 and amended on October 14, 1996, Euronet N.V. has reserved 2,850,925 shares of series A convertible preferred shares which shall be authorized but unissued for the purpose of awarding preferred shares ("milestone awards") to certain investors and options to acquire preferred shares ("milestone options") to the founders, management and key employees. Euronet N.V. granted 800,520 milestone awards at an exercise price of $0.02 per share and 2,050,405 milestone options at an exercise price of $2.14 per share. The milestone awards vest and become exercisable on the date on which any one or more of the three performance goals described in the shareholders' agreement attained. One third of the milestone options vest upon the occurrence of each milestone. The milestone options vest and become exercisable upon the earlier of October 14, 2006, or the date on which any one or more of the three performance goals described in the shareholders' agreement is attained. One third of the milestone options vest upon occurrence of each milestone. In the event of an initial public offering all milestone awards and milestone options granted under the milestone arrangement (with the exception of 49,819 options to certain key employees which will vest equally over two years following the initial public offering) shall be considered to have been met and all preferred shares shall become immediately issuable to beneficiaries of milestone awards and options.

     Share option activity during the periods indicated is as follows:

                                                                    NUMBER OF    WEIGHTED-AVERAGE
                                                                     SHARES       EXERCISE PRICE
                                                                    ---------    ----------------
Balance at June 22, 1994 (inception)
  Granted........................................................     440,440          0.71
                                                                    ---------
Balance at December 31, 1994.....................................     440,440          0.71
  Granted........................................................     110,110          0.95
                                                                    ---------
Balance at December 31, 1995.....................................     550,550          0.76
  Granted........................................................   2,562,805          2.02
                                                                    ---------
Balance at December 31, 1996.....................................   3,113,355          1.80
                                                                     ========

     There were no exercised, forfeited or expired options during the periods indicated.

     At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was as follows:

                     EURONET HOLDING N.V. AND SUBSIDIARIES

                                                                       WEIGHTED-AVERAGE
                      EXERCISE PRICE              NUMBER OF SHARES       LIFE (YEARS)
            ----------------------------------    ----------------     ----------------
            0.71..............................         440,440               10.50
            0.95..............................         110,110               11.25
            1.43..............................         442,400               12.50
            2.14..............................       2,120,405               10.25
                                                  ----------------
                                                     3,113,355
                                                  ----------------

     At December 31, 1996 and 1995, the number of options exercisable was 271,780 and 88,130, respectively, and the weighted-average exercise price of those options was $1.14 and $0.71, respectively. There were no options exercisable at December 31, 1994.

     The per-share weighted-average fair value of the options granted approximates $4.05, $0.70 and $0.35 during 1996, 1995 and 1994, respectively. The fair value was estimated using the minimum value method with the following weighted-average assumptions; expected dividend yield of 0%, risk-free rate of 7.17% and expected volatility of 0%.

     Euronet N.V. applies APB Opinion No. 25 in accounting for its share option plans. The exercise price of the options is established based on the estimated fair value of the underlying shares at grant date. Fair value is determined by taking into consideration the per share price at which the most recent sale of equity securities was made by Euronet N.V. to investors. However, in contemplation of a probable initial public offering, compensation expense has been recognized in 1996 relating to all options granted during the fourth quarter of 1996. Such compensation expense was calculated as the excess of the fair market value of the underlying shares (determined as $4.22, which is the cash price per share at which GE Capital subscribed for preferred shares of Euronet N.V. in February 1997) over the exercise price of $2.14 per share. Euronet N.V. has recorded $4,172,000 of compensation expense in the 1996 consolidated financial statements and an additional compensation expense of $343,000 with respect to these options will be recognized over the remaining vesting period of such options. Had Euronet N.V. determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, net loss and net loss per share would not have been significantly different than the amounts recorded in the consolidated financial statements.

     Standby Commitment and Contribution

     Certain investors (Poland Partners LP, Advent Partners LP, Advent Private Equity Fund-CELP, Poland Investment Fund LP, Hungarian Private Equity Fund and DST Systems Inc.) agreed to make an aggregate of three million dollars available to Euronet N.V. in two tranches of one million ("tranche 1") and two million dollars ("tranche 2"), respectively.

     Euronet N.V. made a call on tranche 1 of the standby commitment on November 26, 1996 (see note 3). The terms of tranche 2 are that one share of series B convertible preferred shares will be issued for each $10 of standby contribution made. Upon the Reorganization, Euronet N.V. intends to cancel the option to call the second tranche.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

(11)  BUSINESS SEGMENT INFORMATION

     Euronet N.V. and its subsidiaries operate in one business segment, the service of providing an independent shared ATM network to banks and financial institutions that it serves.

     Net revenue, operating assets and identifiable assets, as of and for the periods ending December 31, 1996, 1995 and 1994, excluding intercompany amounts, of Euronet N.V. and it subsidiaries according to their geographic location are:


                            TOTAL REVENUES                OPERATING LOSS             IDENTIFIABLE ASSETS
                      --------------------------    --------------------------    --------------------------
                       1996      1995      1994      1996      1995      1994      1996      1995      1994
                      ------    ------    ------    ------    ------    ------    ------    ------    ------
                                                                                              (IN THOUSANDS)
Europe..............   1,261        62        --    (3,145)   (2,108)     (240)    9,752     4,519     2,527
Netherlands Antilles      --        --        --    (4,601)       --        --     2,182        --        --
                      ------    ------    ------    ------    ------    ------    ------    ------    ------
Total...............   1,261        62        --    (7,746)   (2,108)     (240)   11,934     4,519     2,527
                      ======    ======    ======    ======    ======    ======    ======    ======    ======


(12)  COMMITMENTS AND CONTINGENCIES

     Euronet N.V. is committed to purchase ATMs from certain suppliers for a total minimum amount of $12,769,000 over an indefinite period of time.

(13)  RELATED PARTIES

     Hi-Care

     Hi-Care, the lessor from whom Bank 24 rents its Budapest office, was an investor in Euronet N.V. from March 24, 1995 through March 27, 1996. Hi-Care invested $197,000 in Bank 24 until the formation of Euronet Holding N.V., at which time its shares were purchased by a new investor. The total amount of rent expense incurred by Bank 24 pursuant to its rental agreement with Hi-Care was $102,000 and $80,000 for the years ended December 31, 1996 and 1995, respectively.

     Employee loan (LT Loans Receivable)

     Euronet N.V. provided an interest bearing loan to an employee on June 9, 1995 with a maturity date of October 1, 1999. The outstanding balance at December 31, 1996 and December 31, 1995 is $21,000 and $32,000, respectively. The loan is repayable over 4 years in equal monthly instalments. The current portion of the loan has been recorded in other current assets and the long term portion is separately disclosed on the face of the balance sheet.

     Michael Brown

     Michael Brown, chairman of Euronet N.V., loaned Euronet N.V. a total of $195,000 as at December 31, 1996 which was received during 1995 and 1996, bearing interest at 10% annually. Interest accrued of $18,000 is included in accrued expenses.

     In addition, he paid $173,000 relating to start up and formation expenses on behalf of Euronet N.V. in 1995. This has been recorded as a capital contribution of $106,000 and the remaining balance of $67,000 as notes payable-shareholder.

     In accordance with the shareholders' agreement dated February 15, 1996, Euronet N.V. reimbursed Michael Brown $57,000 related to the non-monetary portion of the capital contribution made to establish Bankomat in 1995.

                     EURONET HOLDING N.V. AND SUBSIDIARIES

     Windham Technologies Inc

     Windham Technologies Inc. ("Windham") holds the option to purchase certain ATMs at the end of the lease term. Windham is jointly owned by two shareholders of Euronet Holding N.V. Windham has signed an undertaking to contribute these assets to Euronet N.V. at the end of the lease at a bargain purchase price of $1 plus incidental expenses.

     In addition, payments of $425,000, $320,000 and $66,000 have been made for the years ended December 31, 1996 and 1995 and for the period from June 22, 1994 (inception) through December 31, 1994, respectively, to Windham. These payments cover the services and related expenses of consultants seconded by Windham to Euronet N.V. These services include AS400 computer expertise, bank marketing and management support.

(14)  CONCENTRATIONS OF BUSINESS AND CREDIT RISK

     Euronet N.V. is not subject to significant concentrations of business and credit risk. Euronet N.V.'s financial instruments mainly include trade receivables, cash and short-term investments. Euronet N.V.'s customer base, even though limited, includes the most significant international card organizations and certain banks in Hungary and Poland. Therefore, Euronet N.V.'s operations are directly affected by the financial condition of those entities. Cash and short-term investments are placed with high-credit quality financial institutions in Poland and Hungary or in short-term duration, high-quality debt securities issued by the Hungarian government. Euronet N.V. does not require collateral or other security to support financial instruments subject to credit risk. Management believes that the credit risk associated with trade receivables, cash and short-term investments is minimal due to the control procedures which monitor credit worthiness of customers and financial institutions.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                       ------
Prospectus Summary.....................      3
Risk Factors...........................      6
Use of Proceeds........................     11
Dilution...............................     12
Dividend Policy........................     12
Capitalization.........................     13
Selected Consolidated Financial Data...     14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     16
Business...............................     21
Management.............................     32
Certain Transactions...................     39
Principal and Selling Shareholders.....     43
Description of Capital Stock...........     44
Certain United States Federal Tax
  Considerations For Non-U.S. Holders
  of Shares............................     47
Shares Eligible For Future Sale........     49
Underwriting...........................     50
Validity of Securities.................     52
Experts................................     52
Annex A -- Country Information: Hungary
  and Poland...........................    A-1
Consolidated Financial Statements......    F-1
            ---------------------


  UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================
                          ======================================================

                                5,300,000 SHARES

                                      LOGO

                                   COMMON STOCK

                             ---------------------

                             ---------------------
                                   PROSPECTUS
                                        , 1997

                             ---------------------

                             ---------------------

                              GLOBAL CO-ORDINATOR



                                  ING BARINGS

                             ---------------------


                                 U.S. OFFERING



                                  ING BARINGS


                       ARNHOLD AND S. BLEICHROEDER, INC.


                     NOMURA SECURITIES INTERNATIONAL, INC.



                             INTERNATIONAL OFFERING



                                  ING BARINGS


                           CREDIT SUISSE FIRST BOSTON


                              NOMURA INTERNATIONAL

                          ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the Registrant's estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

    Securities and Exchange Commission registration fee.....................   $  25,858
    Nasdaq National Market quotation fee....................................      30,750
    National Association of Securities Dealers, Inc. filing fee.............       9,000
    Reimbursement of Underwriters' Expenses.................................   1,000,000
    Legal fees and expenses.................................................      80,000
    Accounting fees and expenses............................................      90,000
    Blue sky qualification fees and expenses................................      15,000
    Transfer agent fees and expenses........................................       5,000
                                                                               ----------
         Total..............................................................   $1,255,608
                                                                               ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Articles Eighth and Ninth of the Company's Certificate of Incorporation provide as follows:

"EIGHTH: The Corporation shall indemnify each of the individuals who may be indemnified to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as it may be amended from time to time ("Section 145"), (i) in each and every situation where the Corporation is obligated to make such indemnification pursuant to Section 145, and (ii) in each and every situation where, under Section 145, the Corporation is not obligated, but is permitted or empowered, to make such indemnification. The Corporation shall promptly make or cause to be made any determination which Section 145 requires.

NINTH:     A director of the Corporation shall not be personally liable to the
          Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is subsequently amended to further eliminate or limit the liability of the director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall not be liable to the fullest extent permitted by the amended General Corporation Law of the State of Delaware."

     Article VII of the Company's By-laws provides as follows:

     "Section 1  INDEMNIFICATION AND EXCULPATION.  Reference is hereby made to
                 Section 145 of the General Corporation Law of the State of Delaware (or any successor provision thereto). The Corporation shall indemnify each person who may be indemnified (the "Indemnitees") pursuant to such section to the full extent permitted thereby. In each and every situation where the Corporation may do so under such section, the Corporation hereby obligates itself to so indemnify the Indemnitees, and in each case, if any, where the Corporation must make certain investigations on a case-by-case basis prior to indemnification, the Corporation hereby obligates itself to pursue such investigation diligently, it being the specific intention of these Bylaws to obligate the Corporation to indemnify each person whom it may indemnify to the fullest extent permitted by law at any time and from time to time. To the extent not prohibited by Section 145 of the General Corporation Law of the State of Delaware (or any other provision of the General Corporation Law of the State of Delaware), the Indemnitees shall not be liable to the Corporation except for their own individual willful misconduct or actions taken in bad faith. Expenses incurred by an officer or director in defending any action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding to the fullest extent permitted by subsection (e) of Section 145."

     Reference is also made to Section 5 of the Underwriting Agreement filed as
Exhibit 1.1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On December 17, 1996, the Company and the shareholders and optionholders of Euronet Holding N.V. entered into an Exchange Agreement pursuant to which (i) 9,585,569 shares of Common Stock of the Company will be issued to the Shareholders of Euronet Holding N.V. in exchange for all of Common Shares of Euronet Holding N.V. (ii) options to acquire 3,113,355 shares of Common Stock will be granted to the holders of options to acquire 3,113,355 Common Shares of Euronet Holding N.V. in exchange for all of such options and (iii) awards with respect to 800,520 shares of Common Stock will be issued to the holders of awards with respect to 800,520 preferred shares of Euronet Holding N.V. in exchange for all such awards. Euronet Holding N.V. will be dissolved following the consummation of the Offering. Such exchange is subject to and will be effective upon the execution of the underwriting agreement to be executed in connection with the Offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                                   DESCRIPTION
------   ---------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.
 +3.1    Certificate of Incorporation.
 +3.2    By-Laws of the Company.
 +4.1    Specimen of certificate for Shares, par value $0.02, of the Company.
 +5.1    Opinion of Arent Fox Kintner Plotkin & Kahn as to legality of the Shares.
+10.1    Amended Agreement for Solution Delivery dated April 17, 1996 between Bank
         Access 24 Rt. and IBM World Trade Corporation.
+10.2    Frame Contract dated February 20, 1996 between Bankomat 24 Sp. z o.o. and
         AT&T Global Information Solutions Polska, Sp. z o.o.
+10.3    Exchange Agreement dated as of December 17, 1996 among the Company and the stockholders and optionholders of Euronet Holding N.V.
+10.4    The Euronet Long-Term Incentive Plan.
+10.5    Employment Agreement of Mr. Brown.
+10.6    Form of Employment Agreement for Executive Officers.
+10.7    Subscription Agreement dated February 3, 1997 between Euronet Holding N.V.
         and General Electric Capital Corporation.
+21.1    List of Subsidiaries of Registrant.
 23.1    Consent of KPMG Polska Sp. z o.o.
+23.2    Consent of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5.1).
+24.1    Power of Attorney (included in signatures).


---------------


+Previously filed.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the U.S. Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the U.S. Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest on the 21st day of February, 1997


                                          EURONET SERVICES INC.

                                          By:  /s/  DANIEL R. HENRY
                                                 Daniel R. Henry


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 21, 1997 and such signatures may be in counterparts:


                    SIGNATURE                                        TITLE
-------------------------------------------------  ------------------------------------------
                        *                          Chairman of the Board of Directors, Chief
-------------------------------------------------  Executive Officer and President (principal
                Michael J. Brown                   executive officer)

              /s/  DANIEL R. HENRY                 Director and Chief Operating Officer
-------------------------------------------------
                 Daniel R. Henry

                        *                          Director
-------------------------------------------------
                Steven J. Buckley

                        *                          Director
-------------------------------------------------
              Eriberto R. Scocimara

                        *                          Director
-------------------------------------------------
               Andrzej Olechowski

                        *                          Director
-------------------------------------------------
               Thomas A. McDonnell

                        *                          Director
-------------------------------------------------
              Nicholas B. Callinan

                        *                          Chief Financial Officer and Chief
-------------------------------------------------  Accounting Officer (principal financial
                  Bruce Colwill                    officer and principal accounting officer)


          *By:  /s/  DANIEL R. HENRY
                  Daniel R. Henry
                 Attorney-in-Fact

                        (LOGO) Printed in London Y96306

                                 EXHIBIT INDEX


    EXHIBIT NUMBER                                  DESCRIPTION                                PAGE
    --------------      -------------------------------------------------------------------    ----
               1.1  --  Form of Underwriting Agreement ....................................
              23.1  --  Consent of KPMG Polska Sp. z o.o. .................................